++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-95521

                                2,400,000 Shares

                                Allscripts, Inc.

                               [ALLSCRIPTS LOGO]
                                  Common Stock

                                  ----------

  Allscripts, Inc. is offering 1,092,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 1,308,000 shares. Allscripts will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

  The common stock is quoted on the Nasdaq National Market under the symbol "MDRX". The last reported sale price of the common stock on March 6, 2000 was $73.00 per share.

  See "Risk Factors" beginning on page 6 to read about factors you should consider before buying shares of the common stock.

                                  ----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  ----------

                                                        Per Share    Total
                                                        --------- ------------
   Initial price to public.............................  $73.00   $175,200,000
   Underwriting discount...............................  $ 3.83   $  9,192,000
   Proceeds, before expenses, to Allscripts............  $69.17   $ 75,533,640
   Proceeds, before expenses, to the selling
    stockholders.......................................  $69.17   $ 90,474,360

  To the extent that the underwriters sell more than 2,400,000 shares of common stock, the underwriters have the option to purchase up to an additional 360,000 shares from Allscripts at the initial price to public less the underwriting discount.

                                  ----------

  The underwriters expect to deliver the shares against payment in New York, New York on March 10, 2000.

Goldman, Sachs & Co.

      Bear, Stearns & Co. Inc.

              CIBC World Markets

                      Wit SoundView

                                                    Adams, Harkness & Hill, Inc.

                                  -----------

                        Prospectus dated March 6, 2000.

                                 ALLSCRIPTS(TM)

                        MEDICATION MANAGEMENT SOLUTIONS

                                  Connectivity
                                       @
                               The Point of Care

Pharmacy                                Managed Care
[Photo of patient consulting            [Photo of patient consulting with
with pharmacist]                        physician]



Pharmacy Benefits                       Managed Care Benefits

 .Valuable Electronic Information        .Control Medication Costs
 .e-Refill                               .Increased Formulary Compliance
 .e-Messaging                            .Drug Utilization Review
 .Decreased Costs                        . Managing Care
 .Reduced Prescription Errors            .Treatment Protocols
                                         .Increased Patient Compliance

                                   Physician

                     [Photo of physician using TouchScript]

                               Physician Benefits

                         .3Touch(TM) Speed & Simplicity
                         .Increased Revenue
                         .Increased Patient Satisfaction
                         .Time Savings
                         .Medication Information
                         .Better Management of Financial Risk
                         .Fewer Phone Calls & Disruptions

Patient Benefits                        Pharmaceutical Manufacturer Benefits


 .Convenience                            .Internet Gateway to Physicians
 .Confidentiality                        .Improved Marketing
 .Compliance Programs                     .Physician Profiling
 .Fewer Medication Errors                 .e-Detailing
                                        .Link Clinical and Rx Information

Patient                                 Pharmaceutical
[Photo of patient receiving             [Photo of machine repackaging
prepackaged medication]                 medications]


                                        Manufacturer

                               PROSPECTUS SUMMARY

   This is a summary and does not contain all the information that may be important to you. You should read the more detailed information included in this prospectus. All information in this prospectus gives effect to a one-for-six reverse split of our common stock effected on June 28, 1999. Except as otherwise noted, the information contained in this prospectus assumes that the underwriters will not exercise the over-allotment option, and no other person will exercise any other outstanding option or warrant.

                                Allscripts, Inc.

   We provide physicians with Internet and client/server medication management solutions designed to improve the quality and cost effectiveness of pharmaceutical healthcare. Our technology-based approach focuses on the point of care, where prescriptions and many other healthcare transactions originate, and creates an electronic dialogue between physicians and other participants in the healthcare delivery process, including patients, pharmacies, managed care organizations and pharmaceutical manufacturers.

   We believe physicians find our solutions attractive because incorporating these solutions into their office work flow can increase efficiency and profitability, reduce medication errors and improve the quality of patient care. We also believe that, in addition to medication management, there are other aspects of the physician's daily work flow that can be effectively addressed through technology-focused solutions. We intend to enhance our current offerings by integrating new products and services that address these needs.

   The traditional process for prescribing and delivering medications is inefficient, unnecessarily costly and error-prone. Our Internet and in-office comprehensive solutions are designed to improve and streamline every step of the pharmaceutical healthcare process in a way that can benefit each participant. Our medication management solutions enable physicians to improve their prescribing at the point of care by providing them with information about potential adverse drug interactions, patient drug history and managed care guidelines. This ready access to information during the prescribing process reduces the time physicians spend clarifying and changing prescriptions, enables them to better manage financial risk and can reduce medication errors. Our products also enable physicians to increase practice revenue by dispensing their most commonly prescribed medications to their patients at the point of care. In addition, our solutions make it possible for patients to have their prescriptions electronically routed to the pharmacy of their choice or to benefit from the convenience, immediacy and confidentiality of receiving their medications in the physician's office. Our solutions also benefit managed care organizations by promoting higher physician compliance with their pharmacy guidelines, while pharmacies benefit from improved communication with physicians, which enhances efficiency and reduces the likelihood of errors. We also believe that our medication management solutions as well as the new products and services that we intend to offer in the future will benefit additional participants in the healthcare delivery process.

   We currently offer products in four categories: point-of-care medication management, Internet products and services, including e-detailing, information products and prepackaged medications. Our TouchScript software enables electronic prescribing, routing of prescription information and capturing of prescription data at the point of care. Our other e-commerce products and services offer physicians and their patients medication-related education and information services. We also sell prepackaged medications to physicians for dispensing to their patients.

   We believe that our experience in the pharmaceutical healthcare delivery process gives us a competitive advantage. Through our business relationships with thousands of physicians, we have developed an understanding of their office work flow and business practices. Versions of TouchScript are currently installed and used in over 400 physician practice sites, and we have facilitated relationships between many of the country's largest managed care payers and our physician customers under which our customers can obtain reimbursement for prescription medications dispensed in their offices. In addition, our experience in providing medication management solutions has given us a thorough understanding of the complex and dynamic healthcare regulatory environment. Finally, we believe that our management team, which is experienced in managing rapidly growing public companies that use technology to change business processes, further enhances our competitive advantage.

                             Corporate Information

   Allscripts was incorporated in Illinois in 1986 and was reincorporated in Delaware in 1999. Our executive offices are at 2401 Commerce Drive, Libertyville, Illinois 60048. Our telephone number is (847) 680-3515; our Internet e-mail address is info@allscripts.com; and our Web site is www.Allscripts.com. Information contained on our Web site is not part of this prospectus.

   TouchScript(R) and MedSmart(R) are registered trademarks of Allscripts, Inc. Allscripts(TM), 3Touch Prescribing(TM), Physician's Interactive(TM), ScriptGuard(TM), Personal Prescriber(TM), e-detailing(TM) and Intelligent Reminder(TM) are trademarks of Allscripts, Inc. All other trademarks, brand marks, trade names and registered marks used in this prospectus are trademarks, brand marks, trade names or registered marks of their respective owners.

                                  The Offering

Shares offered by
 Allscripts.............   1,092,000
Shares offered by the
 selling stockholders...   1,308,000
Shares to be outstanding
 after the offering
 (1)....................  25,843,994
Nasdaq National Market
 symbol.................  MDRX
Use of proceeds.........  Working capital and other general corporate purposes. See
                          "Use of Proceeds."

-------
(1) Based on shares outstanding as of February 29, 2000. It excludes an aggregate as of February 29, 2000 of up to 2,964,986 shares comprised of:
  . 57,133 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.76 per share;
  . 2,847,563 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $13.18 per share; and . 60,290 shares available for future grant under our Amended and Restated
    1993 Stock Incentive Plan.

  See "Shares Eligible for Future Sale."

                      Summary Consolidated Financial Data
                     (In thousands, except per share data)

   The following table summarizes our financial data and should be read together with our consolidated financial statements, including the related notes, and the other financial information in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                           Year Ended December 31,
                                   --------------------------------------------
                                    1995     1996     1997     1998      1999
                                   -------  -------  -------  -------  --------
Statements of Operations Data:
Revenue..........................  $33,310  $33,462  $30,593  $23,682  $ 27,586
Gross profit.....................    9,168   10,072    9,476    6,362     5,677
Loss from continuing operations..   (5,752)  (4,430)  (8,991)  (7,694)  (15,433)
Gain from sale of discontinued
 operations......................      --       --       --       --      3,547
Net loss.........................   (4,363)  (2,941) (10,799)  (7,514)  (11,244)
Net loss attributable to common
 stockholders....................   (5,286)  (3,864) (11,722)  (9,929)  (13,442)
Basic and diluted net loss from
 continuing operations per
 share...........................  $ (3.84) $ (1.87) $ (3.35) $ (1.66) $  (1.20)
Weighted average shares used in
 computing per share
 calculation.....................    1,737    2,854    2,956    6,076    14,718
Pro forma basic and diluted net
 loss from continuing operations
 per share (1)...................                             $ (0.88) $  (0.94)
Shares used in computing pro
 forma basic and diluted net loss
 from continuing operations per
 share (1).......................                               9,073    16,426
Other Operating Data:
Traditional revenue (2)..........  $33,310  $33,462  $30,593  $22,338  $ 17,892
E-commerce revenue (3)...........      --       --       --     1,344     9,694
                                   -------  -------  -------  -------  --------
Revenue..........................  $33,310  $33,462  $30,593  $23,682  $ 27,586
                                   =======  =======  =======  =======  ========

-------
(1) Pro forma basic and diluted net loss from continuing operations per share information reflects the impact of the conversion of all shares of convertible preferred stock into common stock upon the closing of our initial public offering as well as the issuance of 19,958 shares of common stock upon the closing of our initial public offering pursuant to a contingent payment obligation on basic and diluted net loss per share as of the beginning of the year, or date of issuance, if later, using the if-converted method. In addition, the unaudited pro forma net loss per share information excludes accretion and accrued dividends on redeemable preferred shares as redemption of these shares, which occurred upon the closing of our initial public offering, is assumed to have occurred as of the beginning of the year or, if later, the date of issuance.
(2) Traditional revenue includes all non-e-commerce revenue and is derived from the sale through non-Internet channels of prescription medications and other medical products to physicians who do not use our software.
(3) E-commerce revenue is derived primarily from the sale of prescription medications over the Internet to physicians who use our software or who order products from us primarily over the Internet. E-commerce revenue also includes revenue from software license fees, computer hardware sales and leases, and related services.

                                                      December 31, 1999
                                               -------------------------------
                                                         Pro      Pro Forma
                                               Actual  Forma(1) As Adjusted(2)
                                               ------- -------- --------------
Balance Sheet Data:
Cash, cash equivalents and marketable
 securities................................... $55,610 $65,610     $140,719
Working capital...............................  58,856  68,856      143,965
Total assets..................................  74,014  84,014      159,123
Long-term debt................................      59      59           59
Total stockholders' equity....................  67,364  77,364      152,473

-------
(1) The consolidated pro forma balance sheet data at December 31, 1999 shows our balance sheet data as if we had completed our sale to a strategic partner of 214,794 shares of common stock for $10,000,000 on December 31, 1999.
(2) The consolidated pro forma as adjusted balance sheet data at December 31, 1999 shows our pro forma balance sheet, giving effect to the sale of 1,092,000 shares at an initial price to the public of $73.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

                                  RISK FACTORS

    You should carefully consider the risks and uncertainties described below and other information in this prospectus before deciding to invest in our common stock. These are not the only risks and uncertainties that we face. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also harm our business operations. If any of these risks or uncertainties occurs, it could have a material adverse effect on our business, the trading price of our common stock could decline and you could lose all or part of your investment.

                          Risks Related to Our Company

If physicians do not accept our products and services, our growth will be impaired.

    Our business model depends on our ability to sell our TouchScript system to physicians and other healthcare providers and to generate usage by a large number of physicians. We have not achieved this goal with previous or currently available versions of our software. Physician acceptance of our products and services will require physicians to adopt different behavior patterns and new methods of conducting business and exchanging information. We cannot assure you that physicians will integrate our products and services into their office work flow or that participants in the pharmaceutical healthcare market will accept our products and services as a replacement for traditional methods of conducting pharmaceutical healthcare transactions. Achieving market acceptance for our products and services will require substantial marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by participants in the pharmaceutical healthcare industry. If we fail to achieve broad acceptance of our products and services by physicians and other healthcare participants or to position our services as a preferred method for pharmaceutical healthcare delivery, our prospects for growth will be diminished.

Because our business model is new and unproven, our operating history is not indicative of our future performance and our business is difficult to evaluate.

    Because we have not yet successfully implemented our business model, we do not have an operating history upon which you can evaluate our prospects, and you should not rely upon our past performance to predict our future performance. We sold our pharmacy benefit management business in March 1999. Revenue from this discontinued operation was $44,719,000 in 1997, $52,866,000 in 1998 and $14,292,000 in 1999. In each of 1997 and 1998, revenue from this discontinued operation exceeded revenue from continuing operations. For the year ended December 31, 1998, we generated 93.4% of our revenue from the sale of prepackaged medications to doctors for dispensing at the point of care, without the use of our TouchScript system. For the year ended December 31, 1999, we generated 76.2% of our revenue from these non-TouchScript medication sales. Accordingly, our operating history is not indicative of our future performance under our new business model. In attempting to implement our business model, we are significantly changing our business operations, sales and implementation practices, customer service and support operations and management focus. We are also facing new risks and challenges, including a lack of meaningful historical financial data upon which to plan future budgets, the need to develop strategic relationships and other risks described below.

We have a substantial accumulated deficit because of our operating losses and may never be profitable.

    At December 31, 1999, we had an accumulated deficit of $62,008,000, and we expect to continue to incur significant operating losses. We also expect that our operating losses will continue to increase as we invest in the growth of our business and the implementation of our business strategy. We cannot be certain that we will ever become profitable. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

If we are unable to maintain existing relationships and create new relationships with managed care payers, our prospects for growth will suffer.

    We rely on managed care organizations to reimburse our physician customers for prescription medications dispensed in their offices. While many of the leading managed care payers and pharmacy benefit managers currently reimburse our physicians for in-office dispensing, none of these payers is under a long-term obligation to do so. If we are unable to increase the number of managed care payers that reimburse for in-office dispensing, or if some or all of the payers who currently reimburse physicians decline to do so in the future, utilization of our products and, therefore, our growth will be impaired.

If we are unable to successfully introduce new products, our business prospects will be impaired.

    The successful implementation of our business model depends on our ability to introduce new products and to introduce these new products on schedule. See "Business--Products and Services" and "--Product Development and Technology." We cannot assure you that we will be able to introduce new products or our products currently under development on schedule, or at all. In addition, early releases of software often contain errors or defects. We cannot assure you that, despite our extensive testing, errors will not be found in our new product releases and services before or after commercial release, which would result in product redevelopment costs and loss of, or delay in, market acceptance. A failure by us to introduce planned products or other new products or to introduce these products on schedule could have a material adverse effect on our business prospects.

Our business will not be successful unless we establish and maintain strategic relationships.

    To be successful, we must establish and maintain strategic relationships with leaders in a number of healthcare and Internet industry segments. This is critical to our success because we believe that these relationships will enable us to:

  . extend the reach of our products and services to a larger number of physicians and to other participants in the healthcare industry;

  . develop and deploy new products;

  . further enhance the Allscripts brand; and

  . generate additional revenue.

    Entering into strategic relationships is complicated because some of our current and future strategic partners may decide to compete with us in some or all of our markets. In addition, we may not be able to establish relationships with key participants in the healthcare industry if we have relationships with their competitors. Moreover, many potential strategic partners have resisted, and may continue to resist, working with us until our products and services have achieved widespread market acceptance.

    Once we have established strategic relationships, we will depend on our partners' ability to generate increased acceptance and use of our products and services. To date, we have established only a limited number of strategic relationships, and these relationships, including our recently formed alliance with IMS Health Incorporated, are in the early stages of development and may not achieve the objectives that we seek. We have limited experience in establishing and maintaining strategic relationships with healthcare and Internet industry participants. If we lose any of these strategic relationships or fail to establish additional relationships, or if our strategic relationships fail to benefit us as expected, we may not be able to execute our business plan, and our business will suffer.

If potential customers take a long time to evaluate the purchase of our products and services, we could incur additional selling expenses and require additional working capital.

    The length of the sales cycle for our current TouchScript product depends on a number of factors, including the nature and size of the potential customer and the extent of the commitment being made by the potential customer, and is difficult to predict. Our marketing efforts with respect to large healthcare organizations generally involve a lengthy sales cycle due to these organizations' complex decision-making processes. If potential customers take longer than we expect to decide whether to purchase our solutions, our selling expenses could increase, and we may need to raise additional capital sooner than we would otherwise need to.

If we cannot keep pace with advances in technology, our business could be harmed.

    If we cannot adapt to changing technologies, our products and services may become obsolete, and our business could suffer. Because the Internet and healthcare information markets are characterized by rapid technological change, we may be unable to anticipate changes in our current and potential customers' requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our proprietary technology to evolving customer requirements or emerging industry standards.

Our future success depends upon our ability to grow, and if we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet our customers' requirements.

    We will need to expand our operations if we successfully achieve market acceptance for our products and services. We cannot be certain that our systems, procedures, controls and existing space will be adequate to support expansion of our operations. Our future operating results will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. An unexpectedly large increase in the volume or pace of traffic on our Web site or the number of orders placed by customers may require us to expand and further upgrade our technology. We may not be able to project the rate or timing of increases in the use of our Web site accurately or to expand and upgrade our systems and infrastructure to accommodate such increases. Difficulties in managing any future growth could have a significant negative impact on our business because we may incur unexpected expenses and be unable to meet our customers' requirements.

If we lose the services of our key personnel, we may be unable to replace them, and our business could be negatively affected.

    Our success depends in large part on the continued service of our management and other key personnel and our ability to continue to attract, motivate and retain highly qualified employees. In particular, the services of Glen E. Tullman, our Chairman and Chief Executive Officer, and David B. Mullen, our President and Chief Financial Officer, are integral to the execution of our business strategy. If one or more of our key employees leaves Allscripts, we will have to find a replacement with the combination of skills and attributes necessary to execute our strategy. Because competition for skilled employees is intense, and the process of finding qualified individuals can be lengthy and expensive, we believe that the loss of the services of key personnel could negatively affect our business, financial condition and results of operations.

If we are unable to implement our acquisition strategy successfully, our ability to expand our product and service offerings and our customer base may be limited.

    We regularly evaluate acquisition opportunities. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, services, products and personnel of the acquired company, the diversion of management's attention from other business concerns, entry into markets in which we have little or no direct prior experience, the potential loss of key employees of the acquired company and our inability to maintain the goodwill of the acquired businesses. In order to expand our product and service offerings and grow our business by reaching new customers, we may continue to acquire businesses that we believe are complementary. The successful implementation of this strategy depends on our ability to identify suitable acquisition candidates, acquire companies on acceptable terms, integrate their operations and technology successfully with our own and maintain the goodwill of the acquired business. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Moreover, in pursuing acquisition opportunities, we may compete for acquisition targets with other companies with similar growth strategies. Some of these competitors may be larger and have greater financial and other resources than we have. Competition for these acquisition targets could also result in increased prices of acquisition targets.

    Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, the assumption of known and unknown liabilities, the writeoff of software development costs and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our business, financial condition, operating results and prospects. We have taken, and in the future may take, charges against earnings in connection with acquisitions. The costs and expenses incurred may exceed the estimates upon which we based these charges.

Our business depends on our intellectual property rights, and if we are unable to protect them, our competitive position will suffer.

    Our business plan is predicated on our proprietary systems and technology, including TouchScript. We protect our proprietary rights through a combination of trademark, trade secret and copyright law, confidentiality agreements and technical measures. We generally enter into non-disclosure agreements with our employees and consultants and limit access to our trade secrets and technology. We cannot assure you that the steps we have taken will prevent misappropriation of technology. Misappropriation of our intellectual property would have a material adverse effect on our competitive position. In addition, we may have to engage in litigation in the future to enforce or protect our intellectual property rights or to defend against claims of invalidity, and we may incur substantial costs as a result.

If we are deemed to infringe on the proprietary rights of third parties, we could incur unanticipated expense and be prevented from providing our products and services.

    We could be subject to intellectual property infringement claims as the number of our competitors grows and the functionality of our applications overlaps with competitive products. While we do not believe that we have infringed or are infringing on any valid proprietary rights of third parties, we cannot assure you that infringement claims will not be asserted against us or that those claims will be unsuccessful. We could incur substantial costs and diversion of management resources defending any infringement claims. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to provide products or services. In addition, we cannot assure you that licenses for any intellectual property of third parties that might be required for our products or services will be available on commercially reasonable terms, or at all.

Factors beyond our control could cause interruptions in our operations, which would adversely affect our reputation in the marketplace and our results of operations.

    To succeed, we must be able to operate our systems without interruption. Certain of our communications and information services are provided through our service providers. Our operations are vulnerable to interruption by damage from a variety of sources, many of which are not within our control, including:

  .power loss and telecommunications failures;

  .software and hardware errors, failures or crashes;

  .computer viruses and similar disruptive problems; and

  .fire, flood and other natural disasters.

    We have no comprehensive plans for these contingencies. Any significant interruptions in our services would damage our reputation in the marketplace and have a negative impact on our results of operations.

We may be liable for use of data we provide.

    We provide data for use by healthcare providers in treating patients. Third-party contractors provide us with most of this data. Although no claims have been brought against us alleging injuries related to the use of our data, claims may be made in the future. While we maintain product liability insurance coverage in an amount that we believe is sufficient for our business, we cannot assure you that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim brought against us that is uninsured or under-insured could materially harm our financial condition.

If our security is breached, we could be subject to liability, and people could be deterred from using our services.

    The difficulty of securely transmitting confidential information over the Internet has been a significant barrier to conducting e-commerce and engaging in sensitive communications over the Internet. Our strategy relies on the use of the Internet to transmit confidential information. We believe that any well-publicized compromise of Internet security may deter people from using the Internet for these purposes, and from using our system to conduct transactions that involve transmitting confidential healthcare information.

    It is also possible that third parties could penetrate our network security or otherwise misappropriate patient information and other data. If this happens, our operations could be interrupted, and we could be subject to liability. We may have to devote significant financial and other resources to protect against security breaches or to alleviate problems caused by breaches. We could face financial loss, litigation and other liabilities to the extent that our activities or the activities of third-party contractors involve the storage and transmission of confidential information like patient records or credit information. In addition, we could incur additional expenses if new regulations regarding the use of personal information are introduced.

If we are unable to obtain additional financing for our future needs, our growth prospects and our ability to respond to competitive pressures will be impaired.

    We expect the net proceeds to us of this offering, together with our existing cash, cash equivalents, marketable securities and borrowings under our line of credit, to be sufficient to meet the anticipated cash needs of our current business during the year ending December 31, 2000. We may need to raise additional funds sooner, however, in order to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. We cannot be certain that additional financing will be available on favorable terms, or at all. If adequate financing is not available or is not available on acceptable terms, our ability to fund our expansion, take advantage of potential acquisition opportunities, develop or enhance services or products, or respond to competitive pressures would be significantly limited.

If our content and service providers fail to perform adequately, our reputation in the marketplace and results of operations could be adversely affected.

    We depend on independent content and service providers for many of the benefits we provide through our TouchScript system, including the maintenance of managed care pharmacy guidelines, drug interaction reviews and the routing of transaction data to third-party payers. Any problems with our providers that result in interruptions of our services or a failure of our services to function as desired could damage our reputation in the marketplace and have a material adverse effect on our results of operations. We may have no means of replacing content or services on a timely basis or at all if they are inadequate or in the event of a service interruption or failure.

    We also expect to rely on independent content providers for the majority of the clinical, educational and other healthcare information that we plan to provide on our Web site. In addition, we will depend on our content providers to deliver high quality content from reliable sources and to continually upgrade their content in response to demand and evolving healthcare industry trends. Any failure by these parties to develop and maintain high quality, attractive content could impair the value of the Allscripts brand and our results of operations.

If third-party payers force us to reduce our prices, our results of operations could suffer.

    We expect to derive a majority of our revenue from the sale, including over the Internet, of prepackaged medications to physicians. We may be subject to pricing pressures with respect to our future sales of prepackaged medications arising from various sources, including practices of managed care organizations and any governmental action requiring or allowing pharmaceutical reimbursement under Medicare. If our pricing of prepackaged medications experiences significant downward pressure, our business will be less profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If we incur costs exceeding our insurance coverage in lawsuits pending against us or that are brought against us in the future, it could materially adversely affect our financial condition.

    We are a defendant in numerous multi-defendant lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine and phentermine. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs. While we do not believe we have any significant liability in these lawsuits, in the event we were found liable in these lawsuits or in any other lawsuits filed against us in the future in connection with these weight-loss drugs or otherwise, and if our insurance coverage were inadequate to satisfy these liabilities, it could have a material adverse effect on our financial condition. See "Business--Legal Proceedings."

If our principal supplier fails or is unable to perform its contract with us, we may be unable to meet our commitments to our customers.

    We currently purchase a majority of the medications that we repackage from McKesson HBOC, Inc. We have an agreement with this supplier that expires in September 2001. If we do not meet certain minimum purchasing requirements, McKesson may increase the prices that we pay under this agreement, in which case we would have the option to terminate the agreement. Although we believe that there are a number of other sources of supply of medications, if McKesson fails or is unable to perform under our agreement, particularly at certain critical times during the year, we may be unable to meet our commitments to our customers, and our relationships with our customers could suffer.

Year 2000 problems may adversely affect us.

    We have not experienced any Year 2000-related problems with our medication management products or with third-party software, hardware or services on which we rely. It is possible, however, that

Year 2000 compliance problems exist that we cannot yet identify. If problems arise and we fail to address them on a timely basis, it could result in lost revenue, increased operating costs, the loss of customers and other business interruptions. As of December 31, 1999, we had incurred costs that we believe are allocable to Year 2000 compliance of approximately $175,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

Because of anti-takeover provisions under Delaware law and in our Certificate of Incorporation and By-laws, takeovers may be more difficult, possibly preventing you from obtaining optimal share price.

    Certain provisions of Delaware law and our Certificate of Incorporation and By-Laws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Allscripts. For example, our Certificate of Incorporation and By-Laws provide for a classified Board of Directors and allow us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control of Allscripts. See "Description of Capital Stock--Preferred Stock" and "--Certain Limited Liability, Indemnification and Anti-takeover Provisions."

                         Risks Related to Our Industry

If the healthcare environment becomes more restrictive, or we do not comply with healthcare regulations, our existing and future operations may be curtailed, and we could be subject to liability.

    As a participant in the healthcare industry, our operations and relationships are regulated by a number of federal, state and local governmental entities. Because our business relationships with physicians are unique, and the healthcare electronic commerce industry as a whole is relatively young, the application of many state and federal regulations to our business operations is uncertain. It is possible that a review of our business practices or those of our customers by courts or regulatory authorities could result in a determination that could adversely affect us. In addition, the healthcare regulatory environment may change in a way that restricts our existing operations or our growth. See "Business--Governmental Regulation."

  . Electronic Prescribing. The use of our TouchScript software by physicians to perform electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing is governed by state and federal law. The application of these laws to our business is uncertain because many existing laws and regulations, when enacted, did not anticipate methods of e-commerce now being developed. The laws of many jurisdictions neither specifically permit nor specifically prohibit electronic transmission of prescription orders. Future regulation of these areas may adversely affect us.

  . Licensure. As a repackager and distributor of drugs, we are subject to regulation by and licensure with the United States Food and Drug Administration, the United States Drug Enforcement Administration and various state agencies that regulate wholesalers or distributors. Among the regulations applicable to our repackaging operation are the FDA's "good manufacturing practice" regulations. Because the FDA's good manufacturing practice regulations were designed to govern the manufacture, rather than the repackaging, of drugs, we face legal uncertainty concerning the application of some aspects of these regulations and of the standards that the FDA will enforce. Both the FDA and the DEA have the right, at any time, to inspect our facilities and operations to determine if we are operating in compliance with the requirements for licensure and all applicable laws and regulations. Along with many other drug repackagers, we have received an FDA warning letter alleging violations of FDA regulations, including the good manufacturing practice regulations.

   We have implemented procedures intended to address many of the concerns raised by the FDA in that letter and believe that our compliance with FDA regulations meets or exceeds the standard in the drug repackaging industry. We also believe that we possess all licenses required to operate our business. If, however, we do not maintain all necessary licenses, or the FDA decides to substantially modify the manner in which it has historically enforced its good manufacturing practice regulations against drug repackagers or the FDA or DEA finds any violations during one of their periodic inspections, we could be subject to liability, and our operations could be shut down.

  . Physician Dispensing. Physician dispensing of medications for profit is allowed in all states except Utah and is prohibited, subject to extremely limited exceptions, in Massachusetts, Montana and Texas. In addition, New Jersey and New York allow physician dispensing of medications for profit, but limit the number of days' supply of all medications, subject to limited exceptions, that a physician may dispense; several other states limit the number of days' supply of controlled substances that a physician may dispense. Other states may enact legislation or regulations prohibiting or restricting physician dispensing.

   The American Medical Association, through certain of its constituent bodies, has historically taken inconsistent positions on physician dispensing, alternately discouraging and supporting it. While the AMA's Council on Ethical and Judicial Affairs in 1986 discouraged physicians from regularly dispensing prescription pharmaceuticals, in 1987 the AMA's House of Delegates adopted the following resolution: "Resolved, that the American Medical Association support the physician's right to dispense drugs and devices when it is in the best interest of the patient and consistent with the AMA's ethical guidelines." This position was reaffirmed by the AMA House of Delegates in January 1997. The AMA's ethical guidelines provide in relevant part that "[p]hysicians may dispense drugs within their office practices provided there is no resulting exploitation of patients." While two recent Reports of the Council on Ethical and Judicial Affairs oppose the in-office sale of health-related products by physicians, these reports specifically exclude the sale of prescription items from their scope, although they do refer to the Council's 1986 Report.

  . Stark II. Congress enacted significant prohibitions against physician self-referrals in the Omnibus Budget Reconciliation Act of 1993. This law, commonly referred to as "Stark II," applies to physician dispensing of outpatient prescription drugs that are reimbursable by Medicare or Medicaid. We believe that the physicians who use our TouchScript system or dispense drugs distributed by us are doing so in material compliance with Stark II, either pursuant to an in-office ancillary services exception or another applicable exception. While our physician customers currently do not, to any significant degree, dispense drugs that are reimbursable by Medicare or Medicaid, if they were to and if it were determined that the physicians who use our system or dispense pharmaceuticals purchased from us were not in compliance with Stark II, it could have a material adverse effect on our business, results of operations and prospects.

  . Drug Distribution. As a distributor of prescription drugs to physicians, we and our customers are also subject to the federal anti-kickback statute, which applies to Medicare, Medicaid and other state and federal programs. The statute prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase of goods, including drugs, covered by the programs. The anti-kickback law provides a number of exceptions or "safe harbors" for particular types of transactions. We believe that our arrangements with our customers are in material compliance with the anti-kickback statute and relevant safe harbors. Many states have similar fraud and abuse laws, and we believe that we are in material compliance with those laws. If, however, it were determined that we were not in compliance with those laws, we could be subject to liability, and our operations could be curtailed.

  . Claims Transmission. As part of our services provided to physicians, our system will electronically transmit claims for prescription medications dispensed by a physician to many patients' managed care organizations and payers for immediate approval and reimbursement.

   Federal law provides that it is both a civil and a criminal violation for any person to submit a claim to any payer, including, for example, Medicare, Medicaid and all private health plans or managed care plans seeking payment for any services or products that have not been provided to the patient or overbilling for services or products provided. We have in place policies and procedures that we believe assure that all claims that are transmitted by our system are accurate and complete, provided that the information given to us by our customer is also accurate and complete. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent inaccurate claims from being submitted, we could be subject to liability.

  . Patient Information. Existing federal and state laws and regulations regulate the disclosure of confidential medical information, including information regarding conditions like AIDS, substance abuse and mental illness. In addition, the U.S. Department of Health and Human Services recently published a proposed rule regarding the disclosure of confidential medical information, which is expected to become final in May 2000. As part of the operation of our business, our customers may provide to us patient-specific information related to the prescription drugs that our customers prescribe to their patients. We have policies and procedures that we believe assure compliance with all federal and state confidentiality requirements for handling of confidential medical information we receive. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent the unauthorized disclosure of confidential medical information, we could be subject to liability, fines and lawsuits, or our operations could be shut down.

   In June 1999, President Clinton announced that he intended to propose broad Medicare reform legislation that would make available to Medicare recipients a subsidized prescription drug benefit. While no federal price controls are included in the current version of the proposed legislation, any legislation that reduces physician incentives to dispense medications in their offices could adversely affect physician acceptance of our products. We cannot predict whether or when future health care reform initiatives at the federal or state level or other initiatives affecting our business will be proposed, enacted or implemented or what impact such initiatives may have on our business, financial condition or results of operations.

If the new and rapidly evolving Internet and electronic healthcare information markets fail to develop as quickly as expected, our business prospects will be impaired.

   The Internet and electronic healthcare information markets are in the early stages of development and are rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with one or more components of the solutions we offer. In addition, several companies have recently introduced or announced their intention to introduce electronic prescribing products. We expect that additional companies will continue to enter these markets. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, recently introduced products and services. Because the markets for our products and services are new and evolving, we are not able to predict the size and growth rate of the markets with any certainty. We cannot assure you that markets for our products and services will develop or that, if they do, they will be strong and continue to grow at a sufficient pace. If markets fail to develop, develop more slowly than expected or become saturated with competitors, our business prospects will be impaired.

Consolidation in the healthcare industry could adversely affect our business.

   Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, competition to provide products and services like ours will become more intense, and the importance of establishing relationships with key industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our products and services. If we were forced to reduce our prices, our business would become less profitable unless we were able to achieve corresponding reductions in our expenses.

If the Internet infrastructure does not continue to improve, our ability to use the Internet on a large scale could be compromised.

    If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it. The Internet may not prove to be a viable commercial medium because of inadequate development of the necessary infrastructure, lack of timely development of complementary products like high speed modems, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or increased government regulation. Because our business plan relies heavily on the viability of the Internet, our business will suffer if growth of the Internet does not meet our expectations.

                  Risks Related to This Offering and Our Stock

The public market for our common stock may be volatile.

    The market price of our common stock is highly volatile and could fluctuate significantly in response to various factors, including:

  .actual or anticipated variations in our quarterly operating results;

  .announcements of technological innovations or new services or products by us or our competitors;

  .timeliness of our introductions of new products;

  .changes in financial estimates by securities analysts;

  . conditions and trends in the electronic healthcare information, Internet, e-commerce and pharmaceutical markets; and

  .general market conditions and other factors.

    In addition, the stock markets, especially the Nasdaq National Market, have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many technology companies, and Internet-related companies in particular. These fluctuations have often been unrelated or disproportionate to operating performance. The trading prices of many technology companies' stocks are at or near historical highs. We cannot assure you that these high trading prices will be sustained. These broad market factors may materially affect the trading price of our common stock. General economic, political and market conditions like recessions and interest rate fluctuations may also have an adverse effect on the market price of our common stock. In the past, following periods of volatility in the market price for a company's securities, stockholders have often initiated securities class action litigation. Any securities class action litigation could result in substantial costs and the diversion of management's attention and resources.

Our quarterly operating results may vary.

    Our quarterly operating results have varied in the past, and we expect that they will continue to vary in future periods depending on a number of factors, including seasonal variances in demand for our products and services, the sales, installation and implementation cycles for our TouchScript system and other factors described in this "Risk Factors" section of the prospectus. For example, all other factors aside, our sales of prepackaged medications have historically been highest in the fall and winter months. We expect to increase activities and spending in substantially all of our operational areas. We base our expense levels in part upon our expectations concerning future revenue, and these expense levels are relatively fixed in the short term. If we have lower revenue, we may not be able to reduce our spending in the short term in response. Any shortfall in revenue would have a direct impact on our results of operations. For these and other reasons, we may not meet the earnings estimates of securities analysts or investors, and our stock price could suffer.

We may have substantial sales of our common stock after the offering that could cause our stock price to fall.

    Our common stock began trading on the Nasdaq National Market on July 23, 1999; however, to date there have been a limited number of shares trading in the public market. This offering will result in additional shares of our common stock being available on the open market. In addition, a substantial number of shares will become eligible for public sale at various times thereafter. Sales of a substantial number of shares of our common stock in this offering and thereafter could cause our stock price to fall. See "Underwriting" and "Shares Eligible for Future Sale."

Because our executive officers and directors have substantial control of our voting stock, takeovers not supported by them will be more difficult, possibly preventing you from obtaining optimal share price.

    The control of a significant amount of our stock by insiders could adversely affect the market price of our common stock. After this offering, our executive officers and directors will beneficially own or control 10,402,443 shares or 39.4% of the outstanding common stock. If our executive officers and directors choose to act or vote together, they will have the power to influence significantly all matters requiring the approval of our stockholders, including the election of directors and the approval of significant corporate transactions. Without the consent of these stockholders, we could be prevented from entering into transactions that could be beneficial to us. For more information, see "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."

Investors will suffer immediate and substantial dilution.

    The initial price to public in this offering will be substantially higher than the net tangible book value per share of common stock. After giving effect to the sale by us of 1,092,000 shares in the offering at an initial price to public of $73.00 per share, our pro forma net tangible book value per share will be $5.84, which is $67.16 below the per share initial price to public. If we issue additional common stock in the future or outstanding options or warrants to purchase our common stock are exercised, there will be further dilution. For more information, see "Dilution."

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties, including those discussed above and elsewhere in this prospectus. We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements often contain words like believe, expect, anticipate, intend, contemplate, seek, plan, estimate or similar expressions. Forward-looking statements do not guarantee future performance. Recognize these statements for what they are and do not rely on them as facts.

                                USE OF PROCEEDS

    Our net proceeds from the sale of the 1,092,000 shares offered by us at an initial price to public of $73.00 per share are estimated by us to be approximately $75,109,000 after deducting the underwriting discount and estimated offering expenses payable by us, or approximately $100,010,000 if the underwriters exercise the over-allotment option in full. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See "Principal and Selling Stockholders."

    We will use the net proceeds for general corporate purposes and working capital. We may use a portion of the net proceeds to acquire complementary technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any acquisitions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been quoted on the Nasdaq National Market under the symbol "MDRX" since July 23, 1999. Prior to that time, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low closing prices per share of the common stock as reported on the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
Year Ended December 31, 1999
  Third Quarter (since July 23, 1999)............................ $19.75 $12.38
  Fourth Quarter.................................................  49.50  10.88
Year Ended December 31, 2000
  First Quarter (through March 6, 2000)..........................  78.00  44.63

    On March 6, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $73.00 and there were approximately 228 stockholders of record.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, under the terms of our current bank line of credit, we are prohibited from paying dividends, other than dividends payable in capital stock, on any of our shares.

                                 CAPITALIZATION

    The following table shows our capitalization as of December 31, 1999 on an actual, pro forma and pro forma as adjusted basis. The "actual" column reflects our capitalization as of December 31, 1999 on an historical basis, without any adjustments to reflect subsequent or anticipated events. The "pro forma" column reflects our capitalization as of December 31, 1999 with adjustments for the issuance in February 2000 to a strategic partner of 214,794 shares of common stock for $10,000,000. The "pro forma as adjusted" column reflects our pro forma capitalization as of December 31, 1999 with adjustments for the receipt of the estimated net proceeds from our sale of the 1,092,000 shares offered by us at an initial price to public of $73.00 per share, after deducting the underwriting discount and estimated offering expenses.

    None of the columns shown below reflects the following:

  .the 63,799 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 1999 with a weighted average exercise price of $1.58 per share, 55,466 of which were exercisable as of that date. See "Description of Capital Stock--Warrants" and "Shares Eligible for Future Sale;" and

  .the 3,251,316 shares reserved for issuance under our stock option plan, of which 2,587,478 shares were subject to outstanding options as of December 31, 1999 with a weighted average exercise price of $4.10 per share. Of those 2,587,478 shares, 984,426 were exercisable as of that date. See "Management--Employee Benefit Plans--Amended and Restated 1993 Stock Incentive Plan."

    The table below should be read in conjunction with our balance sheet as of December 31, 1999 and the related notes, which are included elsewhere in this prospectus:

                                                      December 31, 1999
                                                -------------------------------
                                                            Pro      Pro Forma
                                                 Actual    Forma    As Adjusted
                                                --------  --------  -----------
                                                       (In thousands)
Long-term debt................................. $     59  $     59   $     59
                                                --------  --------   --------
Stockholders' equity:
  Preferred stock, $0.01 par value, 1,000,000
   shares authorized, no shares issued and
   outstanding.................................      --        --         --
  Common stock, $0.01 par value, 75,000,000
   shares authorized, 24,221,537, 24,436,331
   and 25,528,331 shares issued, and
   24,187,072, 24,401,866 and 25,493,866 shares
   outstanding, actual, pro forma and pro forma
   as adjusted, respectively...................      242       244        255
  Treasury stock at cost; 34,465 shares of
   common stock................................      (68)      (68)       (68)
  Unearned compensation........................   (1,632)   (1,632)    (1,632)
  Additional paid-in capital...................  130,830   140,828    215,926
  Accumulated deficit..........................  (62,008)  (62,008)   (62,008)
                                                --------  --------   --------
    Total stockholders' equity ................   67,364    77,364    152,473
                                                --------  --------   --------
      Total capitalization..................... $ 67,423  $ 77,423   $152,532
                                                ========  ========   ========

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1999 was approximately $73.8 million or $3.02 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, after giving effect to our issuance in February 2000 to a strategic partner of 214,794 shares of common stock for $10,000,000. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the closing of this offering. After giving effect to the sale of the 1,092,000 shares of common stock offered by us at an initial price to public of $73.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 1999 would have been approximately $148.9 million or $5.84 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.82 per share to existing shareholders and an immediate dilution of $67.16 per share to new investors in the common stock. The following table illustrates this dilution on a per share basis:

Initial price to public per share.................................       $73.00
  Pro forma net tangible book value per share before this
   offering....................................................... $3.02
  Increase per share attributable to new investors................  2.82
                                                                   -----
Pro forma net tangible book value per share after this offering
 (as adjusted)....................................................         5.84
                                                                         ------
Dilution per share to new investors...............................       $67.16
                                                                         ======

    The above information assumes no exercise of outstanding options and no exercise of any options that we may grant in the future under our Amended and Restated 1993 Stock Incentive Plan. As of December 31, 1999, there were outstanding options to purchase 2,587,478 shares of common stock at a weighted average exercise price of $4.10 per share. On that date, options to purchase 984,426 shares were exercisable. The above information also assumes no exercise of outstanding warrants. As of December 31, 1999, there were outstanding warrants to purchase 63,799 shares of common stock at a weighted average exercise price of $1.58 per share, 55,466 of which were exercisable. Based on the pro forma net tangible book value of $5.84 per share after this offering and the initial price to public of $73.00 per share, dilution to new investors would be $67.33 per share if all of the outstanding stock options and warrants were exercised. See "Management--Employee Benefit Plans--Amended and Restated 1993 Stock Incentive Plan," "Description of Capital Stock" and Note 12 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   You should read the selected consolidated financial data shown below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data at December 31, 1998 and 1999 are derived from the consolidated financial statements audited by PricewaterhouseCoopers LLP that are included in this prospectus. The consolidated statements of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 are derived from audited financial statements that are not included in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period. The statements of operations data below reflect the pharmacy benefit management business that we sold in March 1999 as a discontinued operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   Year Ended December 31,
                          ----------------------------------------------
                           1995     1996      1997      1998      1999
                          -------  -------  --------  --------  --------
                                (In thousands, except per share data)
Statements of Operations
 Data:
Revenue.................  $33,310  $33,462  $ 30,593  $ 23,682  $ 27,586
Cost of revenue.........   24,142   23,390    21,117    17,320    21,909
                          -------  -------  --------  --------  --------
Gross profit............    9,168   10,072     9,476     6,362     5,677
Operating expenses:
 Selling, general and
  administrative
  expenses..............   12,427   11,599    13,869    12,658    20,656
 Amortization of
  intangibles...........      495      529       409       372     1,351
 Other operating
  expenses..............    1,318    1,034     2,568       430       319
                          -------  -------  --------  --------  --------
Loss from operations....   (5,072)  (3,090)   (7,370)   (7,098)  (16,649)
Interest income
 (expense), net.........   (1,005)  (1,301)   (1,621)     (596)    1,216
Other expense...........      325      (39)      --        --        --
                          -------  -------  --------  --------  --------
Loss from continuing
 operations.............   (5,752)  (4,430)   (8,991)   (7,694)  (15,433)
Income (loss) from
 discontinued
 operations.............    1,389    1,489    (1,808)      970       642
Gain from sale of
 discontinued
 operations.............      --       --        --        --      3,547
                          -------  -------  --------  --------  --------
Loss before
 extraordinary items....   (4,363)  (2,941)  (10,799)   (6,724)  (11,244)
Extraordinary loss from
 early extinguishment of
 debt...................      --       --        --       (790)      --
                          -------  -------  --------  --------  --------
Net loss................   (4,363)  (2,941)  (10,799)   (7,514)  (11,244)
Accretion on mandatory
 redeemable preferred
 shares and accrued
 dividends on preferred
 shares.................     (923)    (923)     (923)   (2,415)   (2,198)
                          -------  -------  --------  --------  --------
Net loss attributable to
 common stockholders....  $(5,286) $(3,864) $(11,722) $ (9,929) $(13,442)
                          =======  =======  ========  ========  ========
Basic and diluted net
 loss from continuing
 operations per share...  $ (3.84) $ (1.87) $  (3.35) $  (1.66) $  (1.20)
                          =======  =======  ========  ========  ========
Weighted average shares
 used in computing per
 share calculation .....    1,737    2,854     2,956     6,076    14,718
                          =======  =======  ========  ========  ========
Pro forma basic and
 diluted net loss from
 continuing operations
 per share (1)..........                              $  (0.88) $  (0.94)
                                                      ========  ========
Shares used in computing
 pro forma basic and
 diluted net loss from
 continuing operations
 per share (1)..........                                 9,073    16,426
                                                      ========  ========
Other Operating Data:
Traditional revenue
 (2)....................  $33,310  $33,462  $ 30,593  $ 22,338  $ 17,892
E-commerce revenue (3)..      --       --        --      1,344     9,694
                          -------  -------  --------  --------  --------
Revenue.................  $33,310  $33,462  $ 30,593  $ 23,682  $ 27,586
                          =======  =======  ========  ========  ========
Balance Sheet Data (at
 period end):
Cash, cash equivalents
 and marketable
 securities.............  $   673  $   665  $    205  $    718  $ 55,610
Working capital.........   (2,730)   5,443    (3,023)      271    58,856
Total assets............   23,701   26,713    19,387    18,920    74,014
Long-term debt..........    4,814   15,093    11,276        59        59
Redeemable preferred
 shares.................    8,873    9,796    10,719    32,547       --
Total stockholders'
 equity (deficit).......   (2,859)  (6,700)  (18,356)  (26,792)   67,364

-------
(1) Pro forma basic and diluted net loss from continuing operations per share information reflects the impact of the conversion of all shares of convertible preferred stock into common stock upon the closing of our initial public offering as well as the issuance of 19,958 shares of common stock upon the closing of our initial public offering pursuant to a contingent payment obligation on basic and diluted net loss per share as of the beginning of the year, or date of issuance, if later, using the if-converted method. In addition, the unaudited pro forma net loss per share information excludes accretion and accrued dividends on redeemable preferred shares as redemption of these shares, which occurred upon the closing of our initial public offering, is assumed to have occurred as of the beginning of the year or, if later, the date of issuance.
(2) Traditional revenue includes all non-e-commerce revenue and is derived from the sale through non-Internet channels of prescription medications and other medical products to physicians who do not use our software.
(3) E-commerce revenue is derived primarily from the sale of prescription medications over the Internet to physicians who use our software or who order products from us primarily over the Internet. E-commerce revenue also includes revenue from software license fees, computer hardware sales and leases, and related services.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

    You should read the following discussion and analysis together with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included in this prospectus. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. You should read the cautionary statements made in this prospectus as applying to related forward-looking statements wherever they appear in this prospectus. Our actual results may be materially different from the results we discuss in the forward-looking statements due to certain factors, including those discussed in "Risk Factors" and other sections of this prospectus.

Overview

    We provide physicians with Internet and client/server medication management solutions designed to improve the quality and cost effectiveness of pharmaceutical healthcare.

    From our inception in 1986 through 1996, we focused almost exclusively on the sale of prepackaged medications to physicians, in particular those with a high percentage of fee-for-service patients. The advent of managed prescription benefit programs required providers to obtain reimbursement for medications dispensed from managed care organizations rather than directly from their patients. This new reimbursement methodology made it more difficult for our physician customers to dispense medications to their patient base.

    In 1997, under the direction of our new executive management team, we focused our efforts on the information aspects of medication management, including the development of technology tools necessary for electronic prescribing, routing of prescription information and submission of medication claims for managed care reimbursement. In January 1998, we introduced the first version of TouchScript that fully incorporated these features. At the same time, we redirected our sales and marketing efforts away from our traditional fee-for-service customer base to physicians who have a large percentage of managed care patients. We recognized that there is a larger market opportunity among physicians whose patients are covered by managed care plans because the portion of prescriptions covered by managed care plans is increasing relative to the portion of fee-for-service prescriptions. Further, we believe that our technology can give us a competitive advantage where more patients' prescriptions are covered by managed care plans because our products streamline the process by which physicians, managed care organizations and patients interact. In addition, we believe that the managed care market provides us with the opportunity to realize higher margins on our software products. To maintain our position in a rapidly changing and increasingly competitive marketplace, we expect to continue to increase the number of our sales, sales support, product development and customer service personnel significantly, and, accordingly, we expect our operating expenses to continue to increase at an accelerated pace.

    As our strategic focus has shifted to medication management products and solutions, the human resources needed to manage, implement and support our strategy have been changing as well. Consequently, we have continually assessed the skills and experience of our workforce to ensure an appropriate match with our business objectives. This led to a significant turnover in staff during 1997 and 1998 through reductions in force, employee terminations and employee attrition. The costs associated with this reorganization consisted primarily of severance costs related to the reductions in force and employee terminations and have been recorded as other operating expenses. This reorganization has helped align our staffing with our strategic focus and has reduced associated administrative expenses.

    We currently derive our revenue from the sale of prepackaged medications, software licenses, computer hardware and related services. In the years ended December 31, 1998 and 1999, sales of prepackaged medications represented 97.8% and 92.3%, respectively, of total revenue.

    Our shift in focus to physicians who require technology-based services to operate successfully in a managed care environment and away from physicians with a high percentage of fee-for-service patients is reflected in the composition of our revenue, as depicted in the following table:

                                                   Quarter Ended
                         ------------------------------------------------------------------
                                       1998                              1999
                         --------------------------------- --------------------------------
                                                                                      Dec.
                         March 31 June 30 Sept. 30 Dec. 31 March 31 June 30 Sept. 30   31
                         -------- ------- -------- ------- -------- ------- -------- ------
                                                   (In thousands)
Traditional revenue.....  $6,101  $5,807   $5,394  $5,036   $5,235  $4,537   $4,035  $4,085
E-commerce revenue......     250     249      366     479      793   1,855    2,940   4,106
                          ------  ------   ------  ------   ------  ------   ------  ------
  Total revenue.........  $6,351  $6,056   $5,760  $5,515   $6,028  $6,392   $6,975  $8,191
                          ======  ======   ======  ======   ======  ======   ======  ======

    Traditional revenue includes all non-e-commerce revenue and is derived from the sale through non-Internet channels of prescription medications and other medical products to physicians who do not use our software. We expect traditional revenue to represent a decreasing percentage of total revenue in the future. E-commerce revenue is derived primarily from the sale of prescription medications over the Internet to physicians who use our software or who order products from us primarily over the Internet. E-commerce revenue also includes revenue for software subscriptions, computer hardware sales and leases, and related services. For the year ended December 31, 1999, sales of prepackaged medications represented 89.2% of e-commerce revenue. In 1999, approximately 42% of e-commerce revenue represented medication sales over the Internet without the use of TouchScript ordering. This portion of e-commerce revenue was derived primarily from customers who historically had generated traditional revenue. While we expect a portion of future e-commerce revenue to continue to represent a shifting of traditional revenue, we anticipate that most of the future growth in e-commerce revenue will be generated by physician practice groups that are not currently our customers. Factors that we expect will attract future customers include an interest in physician dispensing, a desire to minimize financial risk imposed by managed care payers with respect to medications that they prescribe, and concern about the potential liability associated with medication errors.

    As of December 31, 1999, we operated in one segment--the sale of medication management products, which currently consist principally of TouchScript and prepackaged medications. Our two other product categories, Internet products and services and information products, currently generate an immaterial amount of revenue. Nevertheless, these product categories are central to our operating strategy. We anticipate that if these product categories grow, the way our business is organized will change to reflect the increasing importance of each of these product categories. If this occurs, we may determine that we operate in multiple segments and be required to make additional disclosure about each.

    We believe that managed care prescription programs will continue to cover an increasing percentage of patients in the foreseeable future. This trend will have the effect of reducing the dispensing opportunities of our traditional dispensing customers because of their inability to submit claims electronically for reimbursement by managed care payers. This reduction in dispensing opportunities will reduce the revenue that we have historically recognized from these customers. Additionally, managed care programs impose reduced reimbursement rates for the medications dispensed to their plan participants, thus providing us with a dollar margin per prescription dispensed that is lower than we have historically experienced. Because TouchScript enables physicians to submit claims electronically for reimbursement by managed care payers, a large portion of the medications dispensed by our TouchScript customers is dispensed to managed care patients. Accordingly, we expect that the fastest growing portion of our business will provide margins with respect to the sale of prepackaged medications that are lower than we have historically experienced.

    The length of the sales cycle for our current TouchScript product has shortened in recent months and generally ranges from one to six months. Our sales cycle length depends on a number of factors, including the nature and size of the potential customer and the extent of the commitment being made by the potential customer. Our typical sales cycle for large healthcare organizations, such as physician practice management organizations, hospital-owned physician groups and independent practice organizations, has generally been longer than for smaller physician groups due to the more complex decision-making processes of larger organizations. Our customers currently consist of physician practices that range in size from a single physician in one location to as many as 140 physicians practicing in multiple locations. Typical TouchScript license agreements have a term of three years and provide for up-front fees for installation services and monthly subscription fees, which entitle the customer, at no additional charge, to software upgrades, periodic on-site maintenance and telephone support to the extent that these are made generally available. Some contracts include a 90-day evaluation period.

    Medications sold to physicians are billed upon shipment, generally with 30-day payment terms. We collect, on behalf of TouchScript customers, amounts due to them from managed care organizations for medications provided to patients in the office. These payments are generally collected within 15 days after the medications are dispensed and are offset against amounts owed to us by physicians. We do not believe that this arrangement has a material impact on our overall collection cycle or liquidity.

    We recognize revenue from the sale of medications upon shipment of the pharmaceutical products. We recognize revenue from software subscriptions and related leased hardware, if applicable, ratably over the term of the subscription, typically 36 months, beginning after the software and hardware have been delivered and installed and customer training has been completed. Revenue from the sale of hardware is recognized upon shipment of the product; however, no revenue is recognized for subscriptions or the lease or sale of hardware where payment of the related fee is refundable or subject to the performance of future obligations. We recognize revenue from services as they are performed.

    We do not believe that inflation has had a material effect on our results of operations.

    In the years ended December 31, 1998 and 1999, we recorded total unearned stock compensation of approximately $407,000 and $1,850,000, respectively, in connection with stock options granted during the period. These amounts represent the difference between the exercise price of stock option grants and the deemed fair market value of our common stock at the time of the grants. These amounts are being amortized to expense over the vesting periods of the applicable options, resulting in approximately $176,000 and $449,000 of expense for the years ended December 31, 1998 and 1999, respectively, which amounts are included in selling, general and administrative expenses. Amortization of unearned compensation expense for each of the next four fiscal years is expected to be as follows:

                                                                      Amount
        Year Ended                                                (In thousands)
        ----------                                                --------------
      December 31, 2000..........................................      $538
      December 31, 2001..........................................       493
      December 31, 2002..........................................       485
      December 31, 2003..........................................       116

    In March 1999, in order to focus all of management's attention and resources on the physician medication management business and due to the significant resources necessary to remain competitive and sustain profitability in the pharmacy benefit management business, we sold substantially all of the assets, excluding cash and accounts receivable, of the pharmacy benefit management business. The total consideration was approximately $7,500,000 in cash at closing and a contingent payment of up to $8,400,000 based upon achieving certain milestones for the one-year period following the closing. We expect to receive less than the maximum contingent payment. This business had net sales of $44,719,000, $52,866,000 and $14,292,000 in 1997, 1998 and 1999,
respectively, while recording an operating loss of $1,808,000 for 1997, an operating profit of $970,000 for 1998 and an operating profit of $642,000 for 1999. The operating loss of $1,808,000 for 1997 included a writedown of acquisition intangibles in the amount of $3,300,000. The writedown was the result of the loss of customers acquired in the acquisition of our mail order pharmacy business, reduced margin contributions from other acquired customers and higher projected levels of customer attrition. Our financial statements and the discussion in

Management's Discussion and Analysis of Financial Condition and Results of Operations reflect the pharmacy benefit management business as a discontinued operation. In the year ended December 31, 1999, we recognized a gain on the sale of this business of $3,547,000, based upon the consideration received at closing. If we receive any additional contingent payments, the gain, net of tax effects, will be increased accordingly. See Note 16 of Notes to Consolidated Financial Statements.

    In May 1999, we acquired all of the outstanding stock of TeleMed Corp., which operates as MedSmart, in exchange for 117,500 shares of our common stock at closing and an additional 87,271 shares in September 1999. MedSmart sells e-detailing products, which are Internet-based physician drug education programs and medical books, online and by telephone. These products are intended to complement our existing line of medication management products. MedSmart generated revenue of approximately $1,600,000 with a net loss of approximately $330,000 for the year ended December 31, 1998. The MedSmart acquisition will have the near-term effect of increasing cash used in operating activities.

    In June 1999, we acquired substantially all of the assets of Shopping@Home, Inc., a development-stage Internet retailer, in exchange for a promissory note in the principal amount of $650,000, bearing interest at 6.0% per year, which was repaid in August 1999. We expect the Internet software capabilities of Shopping@Home to enhance the development of our Internet-based products. Shopping@Home generated no revenue and had operating losses of approximately $325,000 for the year ended December 31, 1998. The Shopping@Home acquisition will have the near-term effect of increasing cash used in operating activities. See "Certain Relationships and Related Party Transactions--Shopping@Home Acquisition."

    Based on preliminary and incomplete financial information, we believe that from December 31, 1999 to the date of this prospectus, our stockholders' deficit continued to increase, and our consolidated net current assets decreased. Additionally, we believe that as compared to the corresponding period in 1999, loss from continuing operations and net loss increased.

Results of Operations

    The following table shows, for the periods indicated, our results of operations expressed as a percentage of our revenue:

                                                            Year Ended
                                                           December 31,
                                                         ---------------------
                                                         1997    1998    1999
                                                         -----   -----   -----
Revenue................................................. 100.0%  100.0%  100.0%
Cost of revenue.........................................  69.0    73.1    79.4
                                                         -----   -----   -----
Gross profit............................................  31.0    26.9    20.6
Operating expenses:
  Selling, general and administrative expenses..........  45.4    53.5    74.9
  Amortization of intangibles...........................   1.3     1.6     4.9
  Other operating expenses..............................   8.4     1.8     1.2
                                                         -----   -----   -----
Loss from operations.................................... (24.1)  (30.0)  (60.4)
Interest income (expense), net..........................  (5.3)   (2.5)    4.4
Other expense...........................................   --      --      --
                                                         -----   -----   -----
Loss from continuing operations......................... (29.4)  (32.5)  (56.0)
Income (loss) from discontinued operations..............  (5.9)    4.1     2.3
Gain from sale of discontinued operations...............   --      --     12.9
                                                         -----   -----   -----
Loss before extraordinary items......................... (35.3)  (28.4)  (40.8)
Extraordinary loss from early extinguishment of debt....   --     (3.3)    --
                                                         -----   -----   -----
Net loss................................................ (35.3)% (31.7)% (40.8)%
                                                         =====   =====   =====

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

    Total revenue increased by 17% or $3,904,000 from $23,682,000 in 1998 to $27,586,000 in 1999.E-commerce revenue increased by 621% or $8,350,000 from $1,344,000 in 1998 to $9,694,000 in 1999. Traditional revenue decreased by 20% or $4,446,000 from $22,338,000 in 1998 to $17,892,000 in 1999.

    The increase in e-commerce revenue reflects a shifting of traditional revenue as a result of traditional customers ordering products over the Internet, as well as additional installations and increased use of TouchScript. The decrease in traditional revenue reflects a shifting of traditional revenue to e-commerce as outlined above and the attrition of traditional customers, as well as reduced levels of prepackaged medication dispensing by our traditional customers due to the increased penetration of managed care prescription programs. This decrease was partially offset by general price inflation of brand medications, an increase in the dispensing percentage of brand drugs, which have a considerably higher average selling price than their generic counterparts, and revenue generated by MedSmart.

    Cost of revenue increased by 27% or $4,589,000 from $17,320,000 in 1998 to $21,909,000 in 1999 due to a greater percentage of revenue coming from sales of higher cost brand products, increased revenue, increased operating costs at sites where we manage the dispensary on behalf of the physician and increased costs of technical support. Cost of revenue as a percentage of total revenue increased from 73.1% in 1998 to 79.4% in 1999 principally due to a greater percentage of revenue coming from lower margin brand products and increased operating costs at sites where we manage the dispensary on behalf of the physician. This percentage increase was partially offset by higher relative percentage margin contributions from software and MedSmart revenues.

    Selling, general and administrative expenses increased by 63% or $7,998,000 from $12,658,000 in 1998 to $20,656,000 in 1999 due primarily to additional spending for sales and sales support personnel as well as related expenses needed to sell, implement and support TouchScript installations, additional spending for TouchScript and Internet product development personnel and related support expenses, expenses related to MedSmart operations, increased recruiting expenses, increased legal costs and additional deferred stock compensation expense. In 1999, we recorded unearned stock compensation of approximately $1,850,000, representing the difference between the exercise price of stock option grants and the deemed fair market value of our common stock at the time of the grants. This amount will be amortized to expense over the vesting periods of the applicable grants and is expected to be fully amortized by 2003. We also incurred non-cash compensation expense of $293,000 related to stock options issued to consultants of Allscripts. As a result, selling, general and administrative expenses as a percentage of total revenue increased from 53.4% in 1998 to 74.9% in 1999.

    Amortization of intangibles increased by 263% or $979,000 from $372,000 in 1998 to $1,351,000 in 1999. The increase in amortization relates to the amortization of the goodwill recorded in the MedSmart acquisition, which was completed in May 1999, and the Shopping@Home acquisition, which was completed in June 1999.

    Other operating expenses decreased by 26% or $111,000 from $430,000 in 1998 to $319,000 in 1999. Other operating expenses in 1999 of $319,000 reflect a non-cash, non-recurring charge related to the issuance of common stock upon the closing of our initial public offering in accordance with a contingent payment obligation related to an acquisition we made in 1995. The 1998 expense consisted entirely of severance costs related to the refocusing of our sales efforts.

    Net interest income for 1999 was $1,216,000 as compared to net interest expense of $596,000 for 1998. This increase relates to interest earned on the investment of net proceeds from our initial public offering, the exchange of subordinated convertible debentures for redeemable preferred stock in April

1998, the repayment of the term loan we had with our commercial bank in April 1998 and the repayment of borrowings on our revolving credit facility with our commercial bank in July 1999.

    We have recorded no provision or benefit for income taxes during 1999 because we currently anticipate that the annual effective income tax rate will be minimal or zero and we have fully reserved all of our deferred tax assets.

    The operating results of our pharmacy benefit management business, which we sold in March 1999, have been segregated from continuing operations and reported as a separate line item on the Consolidated Statements of Operations under the caption "Income (loss) from discontinued operations." Additionally, the gain we recognized from the sale of this business has been reported as a separate line item under the caption "Gain from sale of discontinued operations."

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

    Total revenue decreased by 23% or $6,911,000 from $30,593,000 in 1997 to $23,682,000 in 1998. Traditional revenue decreased by 27% or $8,255,000 from $30,593,000 in 1997 to $22,338,000 in 1998. The overall decrease consists primarily of approximately $6,600,000 due to attrition of customers and reduced levels of medication dispensing by our traditional customers, principally as a result of the increased market penetration of managed care prescription programs. This decrease also reflects approximately $3,300,000 due to the manufacturer withdrawal of two weight-loss products in October 1997 and approximately $700,000 as a result of price reductions in response to competitive pressures. This decrease was partially offset by increases in the average selling price of brand products sold, which increased traditional revenues by approximately $2,500,000 from 1997 to 1998. In the first quarter of 1998, we began to generate e-commerce revenue. We recognized $1,344,000 of e-commerce revenue in 1998.

    Cost of revenue decreased by 18% or $3,797,000 from $21,117,000 in 1997 to $17,320,000 in 1998 due to the decrease in traditional revenue outlined above. As a percentage of total revenue, cost of revenue increased from 69.0% in 1997 to 73.1% in 1998. This percentage increase was principally due to price reductions in response to competitive pressures, which increased the cost of revenue as a percentage of revenue by approximately 5%, and increased costs of production, warehousing and distribution, which increased cost of revenue as a percentage of revenue by approximately 1%. These increases were partially offset by a shift in product mix to higher percentage margin products, which reduced cost of revenue as a percentage of revenue by approximately 2%.

    Selling, general and administrative expenses decreased by 9% or $1,211,000 from $13,869,000 in 1997 to $12,658,000 in 1998 but increased as a percentage of total revenue from 45.4% in 1997 to 53.5% in 1998. The decrease consists primarily of $1,614,000 attributable to a reduction in sales personnel and related expenses as a result of the reorganization of the sales and marketing efforts, and $446,000 related to decreased expenses associated with general and administrative functions. These decreases were partially offset by increased spending of $492,000 for personnel needed to develop, sell, implement and support the TouchScript product, an increase in bad debt expense of $263,000 and unearned compensation expense of $176,000.

    Amortization of intangibles decreased by 9% or $37,000 from $409,000 in 1997 to $372,000 in 1998. The decrease in the amortization is the result of a writedown in 1997 of acquisition intangibles to net realizable value.

    Other operating expenses decreased by 83% or $2,138,000 from $2,568,000 in 1997 to $430,000 in 1998. The 1997 expense relates to a writedown of acquisition intangibles in the amount of $2,328,000 and a severance charge of $240,000 for a reduction in force of three sales and seven general and administrative staff personnel. The expense in 1998 related to a reduction in force of nine sales and ten general and administrative staff personnel.

    Interest expense decreased by 63% or $1,025,000 from $1,621,000 in 1997 to $596,000 in 1998 due to the exchange of subordinated convertible debentures for redeemable preferred stock and the repayment of the term loan in April 1998. In addition, in 1998 we recognized an extraordinary loss of $790,000 from the early extinguishment of debt relating to the exchange of the debentures for redeemable preferred stock.


Selected Quarterly Operating Results

    Our quarterly results of operations have generally been seasonal, with a greater proportion of our revenue typically occurring in the first and fourth quarters. This seasonality is primarily attributable to the fact that more prescriptions are written in the winter months.

    The following table shows our quarterly unaudited consolidated financial information for the eight quarters ended December 31, 1999 and each item as a percentage of total revenue. We have prepared this information on the same basis as the annual information presented in other sections of this prospectus. In management's opinion, this information reflects all adjustments, all of which are of a normal recurring nature, that are necessary for a fair presentation of the results for these periods. You should not rely on the operating results for any quarter to predict the results for any subsequent period or for the entire fiscal year. You should be aware of possible variances in our future quarterly results. See "Risk Factors--Risks Related to This Offering and Our Stock--Our quarterly operating results may vary."

                                                     Quarter Ended
                          -------------------------------------------------------------------------
                                        1998                                  1999
                          ------------------------------------  -----------------------------------
                          March 31  June 30  Sept. 30  Dec. 31  March 31 June 30  Sept. 30  Dec. 31
                          --------  -------  --------  -------  -------- -------  --------  -------
                                                    (In thousands)
Statements of Operations Data:
Revenue.................  $ 6,351   $ 6,056  $ 5,760   $ 5,515   $6,028  $ 6,392  $ 6,975   $ 8,191
Cost of revenue.........    4,538     4,413    4,280     4,089    4,565    5,143    5,686     6,515
                          -------   -------  -------   -------   ------  -------  -------   -------
Gross profit............    1,813     1,643    1,480     1,426    1,463    1,249    1,289     1,676
Operating expenses:
 Selling, general and
  administrative
  expenses..............    3,349     3,242    3,116     2,951    3,550    4,554    5,698     6,854
 Amortization of
  intangibles...........       93        93       93        93       93      175      477       606
 Other operating
  expenses..............      112       --       --        318      --       --       319       --
                          -------   -------  -------   -------   ------  -------  -------   -------
Loss from operations....   (1,741)   (1,692)  (1,729)   (1,936)  (2,180)  (3,480)  (5,205)   (5,784)
Interest income
 (expense), net.........     (396)      (81)     (45)      (74)    (109)     (91)     603       813
                          -------   -------  -------   -------   ------  -------  -------   -------
Loss from continuing
 operations.............   (2,137)   (1,773)  (1,774)   (2,010)  (2,289)  (3,571)  (4,602)   (4,971)
Income from discontinued
 operations.............      387       294      201        88       26      --       616       --
Gain from sale of
 discontinued
 operations.............      --        --       --        --     3,547      --       --        --
                          -------   -------  -------   -------   ------  -------  -------   -------
Income (loss) before
 extraordinary items....   (1,750)   (1,479)  (1,573)   (1,922)   1,284   (3,571)  (3,986)   (4,971)
Extraordinary loss from
 early extinguishment of
 debt...................      --       (790)     --        --       --       --       --        --
                          -------   -------  -------   -------   ------  -------  -------   -------
Net (loss) income.......  $(1,750)  $(2,269) $(1,573)  $(1,922)  $1,284  $(3,571) $(3,986)  $(4,971)
                          =======   =======  =======   =======   ======  =======  =======   =======


                                                     Quarter Ended
                          -------------------------------------------------------------------------
                                        1998                                  1999
                          ------------------------------------  -----------------------------------
                          March 31  June 30  Sept. 30  Dec. 31  March 31 June 30  Sept. 30  Dec. 31
                          --------  -------  --------  -------  -------- -------  --------  -------
As a Percentage of Revenue:
Revenue.................   100.0%    100.0%   100.0%    100.0%   100.0%   100.0%   100.0%    100.0%
Cost of revenue.........    71.5      72.9     74.3      74.1     75.7     80.5     81.5      79.5
                           -----     -----    -----     -----    -----    -----    -----     -----
Gross profit............    28.5      27.1     25.7      25.9     24.3     19.5     18.5      20.5
Operating expenses:
 Selling, general and
  administrative
  expenses..............    52.7      53.5     54.1      53.6     58.9     71.3     81.6      83.7
 Amortization of
  intangibles...........     1.5       1.5      1.6       1.7      1.5      2.7      6.8       7.4
 Other operating
  expenses..............     1.8       --       --        5.8      --       --       4.6       --
                           -----     -----    -----     -----    -----    -----    -----     -----
Loss from operations....   (27.5)    (27.9)   (30.0)    (35.2)   (36.1)   (54.5)   (74.5)    (70.6)
Interest income
 (expense), net.........    (6.2)     (1.3)    (0.8)     (1.3)    (1.8)    (1.4)     8.6       9.9
                           -----     -----    -----     -----    -----    -----    -----     -----
Loss from continuing
 operations.............   (33.7)    (29.2)   (30.8)    (36.5)   (37.9)   (55.9)   (65.9)    (60.7)
Income from discontinued
 operations.............     6.1       4.8      3.5       1.6      0.4      --       8.8       --
Gain from sale of
 discontinued
 operations.............     --        --       --        --      58.8      --       --        --
                           -----     -----    -----     -----    -----    -----    -----     -----
Income (loss) before
 extraordinary items....   (27.6)    (24.4)   (27.3)    (34.9)    21.3    (55.9)   (57.1)    (60.7)
Extraordinary loss from
 early extinguishment of
 debt...................     --      (13.1)     --        --       --       --       --        --
                           -----     -----    -----     -----    -----    -----    -----     -----
Net (loss) income.......   (27.6)%   (37.5)%  (27.3)%   (34.9)%   21.3%   (55.9)%  (57.1)%   (60.7)%
                           =====     =====    =====     =====    =====    =====    =====     =====

Discontinued Operations

    The operating results of the pharmacy benefit management segment have been segregated from continuing operations and reported as a separate line item on the Consolidated Statements of Operations under the caption "Income (loss) from discontinued operations." Additionally, we have restated our prior financial statements to present the operating results of the pharmacy benefit management business as a discontinued operation.

    Operating results from discontinued operations were as follows:

                                                        1997     1998    1999
                                                       -------  ------- -------
                                                           (In thousands)
      Revenue......................................... $44,719  $52,866 $14,292
      Cost of revenue.................................  41,413   49,313  13,378
                                                       -------  ------- -------
          Gross profit................................   3,306    3,553     914
      Selling, general and administrative expenses....   5,114    2,583     272
                                                       -------  ------- -------
      Operating income (loss).........................  (1,808)     970     642
                                                       -------  ------- -------
      Income (loss) from discontinued operations...... $(1,808) $   970 $   642
                                                       =======  ======= =======

    Revenue from discontinued operations increased by 18.2% or $8,147,000 from $44,719,000 in 1997 to $52,866,000 in 1998. The increase in revenue reflects our focus on and success within the specialty medication market business, primarily HIV medications. The increases were partially offset by the loss of customers and the repricing of certain accounts as part of the competitive renewal bid process. Revenue from discontinued operations decreased by 73.0% or $38,574,000 from $52,866,000 in 1998 to $14,292,000 in 1999 due to the sale of the pharmacy benefit management business in March of 1999.

    While specialty medication customers generated significant revenue, their gross profit margin percentage was lower than our historical customer base. As a result, cost of revenue in 1998 increased by 19.1% or $7,900,000 from $41,413,000 in 1997 to $49,313,000 in 1998 and increased as a percentage of revenue from 92.6% to 93.3%. Cost of revenue decreased by 72.9% or $35,935,000 from $49,313,000 in 1998 to $13,378,000 in 1999 due to the sale of the pharmacy benefit management business in 1999 as noted above. Cost of revenue as a percentage of revenue increased from 93.3% in 1998 to 93.6% in 1999.

    Selling, general and administrative expenses of discontinued operations increased by $763,000 or 41.9% from $1,820,000 in 1997, excluding a $3,294,000 writedown of acquisition intangibles in 1997, to $2,583,000 in 1998. This increase relates to a $800,000 charge for uncollectible receivables, costs associated with a major computer system conversion and increased administrative and support costs to support higher revenue levels. Selling, general and administrative expenses decreased by $2,311,000 or 89.5% from $2,583,000 in 1998 to $272,000 in 1999, primarily due to the sale of the pharmacy benefit management business in March of 1999, as noted above.

Liquidity and Capital Resources

    At December 31, 1999, our principal sources of liquidity consisted of $40,561,000 of cash and cash equivalents and $15,049,000 of marketable securities. Historically, our principal sources of funds were bank borrowings, the sale of subordinated debt, redeemable preferred stock and equity securities, and operating cash flow generated by our pharmacy benefit management business, which we sold in March 1999. We issued securities for net cash proceeds totaling $8,930,000 in 1998 and $102,709,000 in 1999. We have used these capital resources to fund operating losses, working capital, capital expenditures, acquisitions and retirement of debt. At December 31, 1999, we had an accumulated deficit of $62,008,000.

    Net cash used in operating activities increased by $8,528,000 from $4,165,000 for 1998 to $12,693,000 for 1999, due to an increase in operating losses. In addition, accounts payable decreased, primarily due to the payment of outstanding payables related to our pharmacy benefit management business, which we sold in March 1999. Inventories also increased from December 31, 1998 to December 31, 1999 as our inventories of computer equipment increased in anticipation of increased sales and installations of our TouchScript software. This was partially offset by decreases in accounts receivable, primarily due to the collection of outstanding receivables related to our pharmacy benefit management business. Further offsets were recognized from increases in depreciation and amortization.

    Net cash used in investing activities increased from $884,000 in 1998 to $11,959,000 in 1999, primarily as a result of the purchase of marketable securities of $15,049,000 offset by cash received from the sale of the pharmacy benefit management business of $7,472,000 in March 1999. Capital expenditures increased from $884,000 in 1998 to $4,428,000 in 1999. The increased level of expenditures in 1999 relates to computer systems placed at sites where we manage the dispensary on behalf of the physician and increases in capital outlays to accommodate new employees. Currently, we have no material commitments for capital expenditures, although we anticipate ongoing capital expenditures in the ordinary course of business.

    Net cash provided by financing activities increased from $5,562,000 for 1998 to $64,495,000 for 1999 primarily due to the receipt of net proceeds of $102,709,000 from the initial public offering of our common stock and $1,400,000 in additional borrowings under our revolving credit line, offset by preferred stock redemptions of $34,745,000 and repayment of revolving credit line borrowings of $5,400,000.

    We have spent $518,000, $771,000 and $1,417,000 on software development costs in 1997, 1998 and 1999, respectively. Upon the establishment of technological feasibility for previous versions of TouchScript, we began capitalizing related software development costs. However, these costs were written off because their recoverability was uncertain since market acceptance of TouchScript had not been achieved. Development costs incurred subsequent to the establishment of technological feasibility but prior to general release of the current version of TouchScript were not significant.

    On July 28, 1999, we completed an initial public offering of our common stock. We issued 7,000,000 shares of common stock at an initial public offering price of $16.00 per share. The initial public offering resulted in gross proceeds of $112,000,000, $7,840,000 of which was applied to the underwriting discount and approximately $1,451,000 of which was applied to related offering expenses. In addition, we used $34,745,000 of the proceeds to redeem all outstanding shares of our Series H, I and J Redeemable

Preferred Stock, plus accrued dividends thereon; $3,900,000 to repay advances under our revolving line of credit with our commercial bank; and $653,000 to repay a promissory note, including accrued interest, issued as consideration for our acquisition of Shopping@Home, Inc. The remaining net proceeds of approximately $63,400,000 were invested in short-term, interest-bearing, investment grade securities pending their use for general corporate purposes and working capital.

    At December 31, 1999, we had operating loss carryforwards available for federal income tax reporting purposes of approximately $41,500,000 and have continued to generate taxable losses in 2000. The operating loss carryforwards expire in 2002 through 2019. Our ability to use these operating loss carryforwards to offset future taxable income depends on a variety of factors, including possible limitations on usage under Internal Revenue Code Section
382. Section 382 imposes an annual limitation on the future utilization of operating loss carryforwards due to changes in ownership resulting from the issuance of common shares, stock options, warrants and preferred shares.

    We believe that the net proceeds to us of this offering, together with our existing cash, including the $10,000,000 of proceeds we received from the sale of common stock to a strategic partner in February 2000, cash equivalents, marketable securities and borrowings under our line of credit, will be sufficient to meet the anticipated cash needs of our current business during the year ending December 31, 2000. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. We will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services and technologies, which might affect our liquidity requirements or cause us to issue additional equity or debt securities. There can be no assurance that financing will be available in the amounts or on terms acceptable to us, if at all. See "Risk Factors--Risks Related to Our Company--If we are unable to obtain financing for our future needs, our growth prospects and our ability to respond to competitive pressures will be impaired."

Year 2000

    We have not experienced any Year 2000-related problems with our medication management products or with third-party software, hardware or services on which we rely. It is possible, however, that Year 2000 compliance problems exist that we cannot yet identify. If problems arise and we fail to address them on a timely basis, it could result in lost revenue, increased operating costs, the loss of customers and other business interruptions. As of December 31, 1999, we had incurred costs that we believe are allocable to Year 2000 compliance of approximately $175,000.

Recently Issued Accounting Pronouncements

    In the first quarter of 1999, Allscripts adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires entities to capitalize certain internal-use software costs once certain criteria are met. Prior to 1999, Allscripts' practice was to expense the costs of obtaining or developing internal-use software as incurred. Costs that are capitalizable under this pronouncement include external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project and interest costs incurred when developing computer software for internal use. Costs incurred relating to development of internal-use software have not been material.

                                    BUSINESS

General

    We provide physicians with Internet and client/server medication management solutions designed to improve the quality and cost effectiveness of pharmaceutical healthcare. Our technology-based approach focuses on the point of care, where prescriptions and many other healthcare transactions originate, and creates an electronic dialogue between physicians and other participants in the healthcare delivery process, including patients, pharmacies, managed care organizations and pharmaceutical manufacturers. We believe physicians find our solutions attractive because incorporating these solutions into their office work flow can increase efficiency and profitability, reduce medication errors and improve the quality of patient care.

    Our products are designed to improve every step of the pharmaceutical healthcare process. We currently offer products in four categories: point-of-care medication management, Internet products and services, information products and prepackaged medications. Our TouchScript software enables electronic prescribing, routing of prescription information and capturing of prescription data at the point of care. This software is currently available on multiple platforms, including the Personal Prescriber, a wireless hand-held device. Our other e-commerce products and services offer physicians and their patients medication-related education and information services. We also sell our prepackaged medications to physicians so they can offer their patients the convenience of receiving prescription medications in the physician's office.

Recent Developments

    Since the initial public offering of our common stock in July 1999, we have advanced our strategy across several fronts.

  .Our e-commerce revenue as a percentage of our total revenue has increased from $1,855,000, or 29% of total revenue, in the second quarter of 1999 to $4,106,000, or 50% of total revenue, in the fourth quarter of 1999.

  .The length of the average sales cycle for TouchScript has decreased from a range of three to nine months to one to six months.

  .The number of physician practice sites using our TouchScript system has increased from approximately 150 to over 400, and the number of payers reimbursing our physician customers for prescriptions they dispense increased from approximately 60 to approximately 100.

  .We introduced the Personal Prescriber, a wireless hand-held prescribing device, in September 1999 and have shipped over 400 to customers since then.

  .We have entered into a number of strategic alliances, including an alliance with IMS Health Incorporated, a leading provider of information solutions to the pharmaceutical and healthcare industries.

Background

    According to the Health Care Financing Administration, healthcare expenditures in the United States totaled approximately $1.0 trillion in 1996, or 14% of the country's gross domestic product, making it the largest single sector of the economy. One of the fastest growing components of healthcare expenditures is pharmaceutical costs, which totaled approximately $100 billion in 1998, according to IMS Health Incorporated, a leading provider of pharmaceutical information. According to the Health Care Financing Administration, pharmaceutical costs are expected to increase at an annual rate of approximately 10% through 2007, driven by an aging population, the accelerating introduction of new drugs, direct-to-consumer advertising by pharmaceutical manufacturers and cost advantages over alternate forms of care, most notably inpatient hospital care. This in turn has created pressure on managed care organizations to control pharmacy costs and improve the process of managing medication treatments.

    Physicians have also been affected as healthcare has shifted from a fee-for-service model to managed care forms of reimbursement, which in many cases transfer financial risk for pharmaceutical costs from traditional third-party payers to physicians. This transfer of risk has often had an adverse financial impact on physicians. Moreover, as healthcare becomes increasingly consumer driven, patients are seeking more information, control and convenience, placing additional time and financial pressures on physicians. These changes have led many physicians in the United States to search for tools and solutions to improve practice efficiency, increase revenue, comply with managed care guidelines and address patient needs.

Rapid Growth of the Internet and Business-to-Business E-commerce

    The Internet is becoming an increasingly important medium in healthcare, providing the opportunity for unprecedented communication and access to information for all participants in the healthcare delivery process. We believe that an increasing number of physicians regularly access the Internet, indicating their willingness to adopt technology. Moreover, according to Forrester Research, business-to-business e-commerce is expected to grow from $109 billion in 1999 to $1.3 trillion in 2003, accounting for more than 90% of the dollar value of e-commerce in the United States by 2003. We believe that electronic prescribing as well as other business-to-business e-commerce transactions are rapidly gaining acceptance in the healthcare community.

The Opportunity

    The traditional process for prescribing and delivering medications is inefficient, unnecessarily costly and error-prone. The Institute of Medicine has estimated that between 44,000 and 98,000 people die each year because of medical mistakes. This has prompted President Clinton to sign an executive memorandum creating a task force to focus on increasing the use of electronic prescribing tools as one step to reducing medication errors. Physicians write virtually all of the approximately three billion annual prescriptions by hand, resulting in errors and necessitating millions of telephone inquiries from pharmacies for clarification and correction. When physicians write prescriptions, they often do not have ready access to information that would help ensure that the prescription is clinically sound, cost effective and compliant with managed care organizations' pharmacy guidelines. The pharmacist or managed care organization checks this information only after the physician writes the prescription. The inability of managed care organizations to communicate with physicians at the time of prescribing has made it difficult to manage pharmaceutical costs. The existing process further inconveniences the patient, who must travel from the physician's office to a pharmacy and must often wait for the prescription to be filled. In addition, despite the fact that pharmaceutical manufacturers spend billions of dollars promoting the use of their drugs, physicians have a difficult time staying current on the rapidly expanding body of pharmaceutical products and knowledge.

The Allscripts Solution

    We have developed Internet and in-office comprehensive electronic solutions that significantly streamline the process of prescribing and delivering medications. Our TouchScript software enables physicians to improve their prescribing at the point of care by providing ready access to information about potential adverse drug interactions, patient drug history and managed care preferences, including pharmacy guidelines and generic substitutes. Both before and as the prescription is written, TouchScript reduces the possibility of medication errors and the need for expensive and time-consuming retrospective intervention by pharmacists and pharmacy benefit managers.

    We offer or intend to offer other e-commerce products that address various aspects of the medication management process. We currently have products that enable physicians to purchase medications and supplies via the Internet and make it possible for patients to have their prescriptions electronically routed to the pharmacies of their choice or to receive their medications in their physicians' offices. We offer physicians Internet-based information services that permit them to better care for their patients. We intend to offer patients ancillary information and electronic services focused on improving care, including education and compliance programs. We believe that, in addition to medication management, there are other aspects of the physician's daily work flow that can be effectively addressed through technology-focused solutions. We intend to enhance our current offerings by integrating new products and services that address these needs.

    Our solution redesigns the pharmaceutical healthcare delivery process to benefit each participant. By providing ready access to information during the prescribing process, our system benefits physicians by reducing the amount of time spent clarifying and changing prescriptions. In addition, our system enables physicians to better manage financial risk and to increase practice revenue through dispensing their most commonly prescribed medications to their patients at the point of care and can also reduce medication errors. Patients benefit from the convenience, immediacy and confidentiality of receiving prescription medications in the physician's office. Patients also gain access to valuable information that enables them to play a more active role in managing their healthcare. Managed care organizations benefit from higher physician compliance with their pharmacy guidelines, resulting in lower overall costs. Pharmacies benefit from improved communication with physicians, which enhances efficiency and reduces the likelihood of errors. We also believe that the new products and services that we intend to offer in the future will benefit additional participants in the healthcare delivery process.

    We believe that the best way to improve the medication management process is by focusing where the prescription originates--with the physician--and motivating physicians to write prescriptions electronically. By combining electronic prescribing and dispensing, innovative product design, state-of-the-art software and hardware, and the Internet, we believe we offer an attractive opportunity for physicians. Key advantages of our solution include:

  . Ease of Use. TouchScript is easy to use, enabling a physician to complete a prescription in as little as 20 seconds.

  . Accessibility. TouchScript enables physicians to prescribe electronically from a variety of locations on several different platforms, including wireless hand-held devices, the Internet and touch screen-enabled personal computers.

  . Information. TouchScript provides valuable, objective information prior to and during the prescribing process, enabling physicians to improve the quality of their prescriptions.

  . Financial Opportunity. TouchScript offers physicians a significant financial opportunity through better management of pharmacy risk and additional practice revenue from dispensing medications.

Competitive Advantage

    We believe that we have several advantages over our current and potential competitors:

  . Installed Base. Versions of TouchScript are currently installed and used in over 400 physician practice sites.

  . Physician Relationships. Our experience with thousands of physicians at more than 2,500 sites across the United States enables us to understand their office work flow and the way they conduct their business.

  . Managed Care Experience. Approximately 100 managed care payers and pharmacy benefit managers, including many of the country's largest, currently reimburse our physician customers for prescription medications dispensed in their offices.

  . Regulatory Experience. We have a thorough understanding of, and operating experience in, the dynamic and complex federal and state healthcare regulatory environment.

  . Management. Our management team has substantial experience in managing rapidly growing public companies that use technology to change business processes.

The Allscripts Strategy

    Our objective is to become the leading provider of medication management solutions and point of care tools designed to automate the physician's work flow. Our strategy to achieve this objective includes the following:

  . Accelerating sales of our medication management solutions through expansion of marketing efforts, conversion of traditional dispensing-only customers to TouchScript and development of strategic alliances with physician practice management system vendors, physician-oriented Internet portals and managed care organizations.

  . Increasing customer utilization of our medication management products to enhance the financial opportunity for physicians through a combination of quality customer service and expansion of the number of managed care organizations that reimburse physicians for prescription medications dispensed in their offices.

  . Enhancing our medication management product line by developing additional
    Internet-based products for physicians and their patients.

  . Providing additional physician work flow automation tools to our installed base.

  . Developing and marketing information products that use the data collected during the electronic prescribing process.

Products and Services

    Our product strategy is built around the physician prescribing electronically at the point of care, where virtually all prescriptions are initiated. Our e-commerce business is currently comprised of three major product categories:

  . point-of-care medication management,

  . Internet products and services and

  . information products.

Our traditional business consists of sales of prepackaged medications through channels other than the Internet.

              Current and Future E-Commerce Products and Services

                                       Internet Products and Services
Point-of-Care Medication Management


                                       Online Ordering (www.Allscripts.com)
                                       .Medications for in-office dispensing
                                       .Medical education materials
TouchScript Version 7
  .Drug Utilization Review
  .Formulary checking (800 plans)
  .Generic substitution
  .Automated Internet ordering
  . SCRIPT standard prescription
    routing
  . Online submission of pharmacy
    claims
  .Inventory management
  .ScriptGuard barcode scanning
  .Touch screen-enabled
  .3Touch Prescribing
  .Hand-held enabled
                                       Physician's Interactive/e-detailing
                                       .Internet and Interactive Voice
                                           Response drug education
                                           and detailing
                                       TouchScript.net
                                       .Internet-enabled electronic
                                           prescribing

TouchScript Outsourcing
  .On-site dispensary management       Intelligent Reminder+
                                       .Patient compliance tracking
                                       Patient Education+
                                       .Health state information
                                       .Managed care information
                                       .Drug information

                                       Information Products

                                       Data Mining Products
                                       .Prescribing data linked to diagnosis

--------
+Release date to be determined.

 Point-of-Care Medication Management

    TouchScript is an Internet and client/server software application that physicians use to electronically prescribe, route prescriptions and dispense medications. TouchScript provides the physician with ready access to information during the prescribing process to facilitate writing a high-quality prescription. This information includes patient drug history, potential adverse drug interactions, generic drug alternatives and the relative costs of medications and drug preferences of managed care plans offered by over 800 payers. The resulting prescription is legible, accurate and more likely to be clinically safe and follow managed care guidelines, reducing the need for subsequent communication between the physician and a pharmacist to correct or clarify the prescription.

    Once the prescribing process is completed, TouchScript offers a variety of fulfillment options for the patient: electronic routing to a retail, Internet or mail order pharmacy, printing a legible hard copy or receiving the medication in the physician's office. If the patient chooses to receive the medication in the physician's office and is carrying a pharmacy benefit card, the system can submit the pharmacy claim electronically for immediate approval and reimbursement by the managed care organization.

    Drug inventory management is fully automated, and all medication orders and receipts are handled via the Internet using a proprietary program. TouchScript employs an industry standard electronic data interchange format for sending and receiving prescription information called SCRIPT standard, which was developed by the National Council for Prescription Drug Programs. This enables two-way communication between physicians and pharmacists in a more efficient way than can be accomplished over the telephone. In addition, TouchScript's underlying relational database enables users to generate a variety of clinical, financial and operational reports.

   We designed TouchScript to be faster and easier for a physician to use than a prescription pad. We currently offer TouchScript featuring 3Touch Prescribing on a variety of platforms, including wireless hand-held devices, the Internet and touch screen-enabled personal computers. TouchScript learns the physician's preferences dynamically, tailoring information on patients, diagnoses, medications and instructions more precisely as usage increases.

   For large physician practices, we offer an outsourcing option, under which we provide employees to staff the practice's on-site dispensary.

 Internet Products and Services

   As an extension of our TouchScript medication management solutions, we offer transaction-based e-commerce services that enhance our business relationships with physicians. We are also developing a number of informational and educational services for physicians and patients to be offered through our Web site.

   Online Ordering. Through our Web site, www.Allscripts.com, we currently sell pharmaceuticals to physicians, enabling them to provide patients with medications in the office, and we plan to facilitate the delivery of pharmaceutical products directly to patients in the future. We also enable healthcare professionals to purchase medical-related texts, journals and products online.

   Physician's Interactive/e-detailing. This product enables pharmaceutical manufacturers and managed care organizations to deliver drug education and detailing to physicians more efficiently and cost-effectively via the Internet, without the face-to-face interaction currently required. The product is also available through Interactive Voice Response.

   TouchScript.net. This Internet version of TouchScript offers all of the electronic prescribing and routing capabilities of Version 7.

   Intelligent Reminder. We intend to offer a service to track patient compliance with prescribed treatment and to send reminders to patients, physicians and managed care organizations. By increasing compliance, we expect to improve patient care and reduce unnecessary office visits, benefiting patients, physicians and managed care organizations.

   Patient Education. We intend to create a Web site that will provide information to patients, enabling them to take a more active role in managing and improving the quality and cost of their healthcare. Specific information regarding health state, managed care and medications will be made available on the Web site and via e-mail.

 Information Products

   Data Mining Products. As a by-product of electronic prescribing, we accumulate data that correlates the medications prescribed with the related diagnosis. This type of correlated data is not readily available on a broad scale, and we believe that we can market it to pharmaceutical manufacturers and managed care organizations.

 Prepackaged Medications

   We fulfill orders for prepackaged medications for our traditional and e-commerce customers from our FDA-licensed repackaging facility in Libertyville, Illinois. Enabling physicians to sell repackaged pharmaceuticals is an important component of the financial opportunity we provide to physicians.

Sales and Marketing

    We sell our products through an internal direct sales force and intend to pursue strategic relationships with key suppliers of physician practice management systems, physician-focused Internet portals and managed care organizations to complement our internal efforts.

    As of January 31, 2000, we employed 66 sales professionals who market directly to large physician practices, clinics, integrated healthcare networks, physician practice management organizations and pharmaceutical manufacturers. We target sites with a large number of high-volume prescribing physicians in states where in-office dispensing is well-established or where many physicians bear financial risk for pharmaceutical costs.

    We use a variety of tools to attract prospective customers, including editorials, articles and advertisements in trade journals, as well as executive seminars, exhibits at selected trade shows and other direct marketing techniques.

Strategic Relationships

 IMS Health Strategic Alliance

    On February 16, 2000 we entered into a Strategic Alliance Agreement with IMS Health Incorporated, a leading provider of information solutions to the pharmaceutical and healthcare industries. In addition, IMS agreed to purchase 214,794 shares of our common stock for an aggregate purchase price of $10,000,000 or $46.56 per share, which represents the average per share closing price of our stock for the ten trading days prior to February 16. The Strategic Alliance Agreement provides for the creation of a joint venture to develop and market new Internet-based information solutions for the pharmaceutical industry.

    The goals of the joint venture include:

  . accelerating TouchScript's market penetration rate;

  . expanding TouchScript as a technology that can enable research, promotion and interactive communication with physicians;

  . facilitating the commercialization of the information assets generated by TouchScript; and

  . developing next generation products using the TouchScript platform for use by pharmaceutical companies, insurance companies and other payers, and healthcare providers, including physicians.

Because the joint venture has only recently been formed, we cannot predict whether, or the extent to which, any of these goals will be achieved.

 Merck-Medco Strategic Relationship

    Merck-Medco Managed Care is the country's largest pharmacy benefits manager, covering over 60 million people. We have a non-exclusive pilot agreement with Merck-Medco to evaluate the effectiveness of our TouchScript medication management solutions in affecting prescribing behavior and accelerating patient participation in Merck-Medco's mail order prescription services. Merck-Medco works closely with us to target high-volume prescribers and encourage them to adopt the TouchScript system.

Customer Service and Support

    Our customer service strategies are important to our ability to maximize physician utilization of our medication management solutions. We provide our customers with a range of services that begins before product implementation and continues throughout our relationship. As of January 31, 2000, our TouchScript customer service and support team consisted of 128 Account Executives, Regional Managers and Customer Support Representatives. We expect our team to continue to grow substantially in 2000.

 Implementation Services

    Implementation involves site evaluation, work flow preparation, hardware and software installation and training of physicians and their staff. Site evaluation helps us understand how best to implement our solution within the physician's office work flow. Physician training on the system can typically be completed in 30 minutes or less. The physician's office staff is usually trained in administrative and fulfillment functions in two to three hours. The objective of the implementation process is to maximize the value added to the physician's practice through electronic prescribing, routing to the appropriate dispensing location and utilizing information.

 Account Management and Customer Support

    Once TouchScript is operational, our staff works to help the customer realize the benefits of the system. Account Managers contact customers on a regular basis, either in person, by telephone or online, monitor weekly activity and help increase customer satisfaction. We provide toll-free telephone and online support to our TouchScript customers 24 hours a day, seven days a week. In addition, a separate group of Account Managers services more than 2,500 physician practice locations across the country that purchase our prepackaged medications.

 Managed Care

    Our Managed Care team is responsible for facilitating access to managed care networks, acquiring and maintaining pharmacy guideline information for over 800 payers and supporting ongoing relationships with payers and pharmacy benefit managers.

Competition

    Our industry is intensely competitive, rapidly evolving and subject to rapid technological change. Many companies that offer products or services that compete with one or more of our products or services have greater financial, technical, product development, marketing and other resources than we have. These organizations may be better known and may have more customers than we have. We may be unable to compete successfully against these organizations. We believe that we must gain significant market share with our products and services before our competitors introduce alternative products and services with features similar to ours.

    We believe that there are no competitors in medication management that offer a comprehensive solution with ease of use, accessibility, information content and financial opportunity for physicians comparable to ours. However, several organizations offer components that overlap with certain components of our solutions and may become increasingly competitive with us in the future. In addition, several companies have recently introduced or announced their intention to introduce electronic prescribing products.

    We face competition from several types of organizations, including the following:

  . electronic prescribing product providers;

  . physician practice management systems suppliers;

  . electronic medical records providers;

  . healthcare electronic data interchange providers;

  . point-of-care dispensing providers; and

  . Internet information providers.

    While many of these types of organizations are potential competitors, we believe that there are opportunities to establish strategic relationships, alliances or distribution agreements with some of them and we intend to pursue these opportunities selectively. In addition, we expect that major software information systems companies and others specializing in the healthcare industry may offer products or services that are competitive with components of our solutions.

Product Development and Technology

    As of January 31, 2000, our software development department consisted of 24 technology professionals. These individuals, with expertise in application development, documentation and quality assurance, are divided into cross-functional teams responsible for our point-of-care and Internet solutions.

    TouchScript operates on Microsoft's NT and Windows operating systems. All software products are developed using com-objects, Active Server Pages and C++ programming language. Our Internet applications are browser-independent and are protected by a state-of-the-art firewall, which is a network interconnection element that polices traffic flowing between the Allscripts internal network and the Internet, and proxy servers that provide layered security defenses against unauthorized access. We employ industry standard 128-bit encryption, known as secure socket layers, to provide secure transfer of information over the Internet.

Governmental Regulation

    As a participant in the healthcare industry, our operations and relationships are regulated by a number of federal, state and local governmental entities.

    The use of our TouchScript software by physicians to perform electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing is governed by state and federal law. States have differing prescription format requirements, which we have programmed into TouchScript. Many existing laws and regulations, when enacted, did not anticipate methods of e-commerce now being developed. Federal law and the laws of several states neither specifically permit nor specifically prohibit electronic transmission of prescription orders. Given the rapid growth of e-commerce in healthcare, and particularly the growth of the Internet, we expect many states, as well as the federal government, to directly address these areas with regulation in the near future.

    Physician dispensing of medications for profit is allowed in all states except Utah and is prohibited, subject to extremely limited exceptions, in Massachusetts, Montana and Texas. In addition, New York and New Jersey, allow physician dispensing of medications for profit, but limit the number of days' supply of all medications, subject to limited exceptions, that a physician can dispense; several other states limit the number of days' supply of controlled substances that a physician may dispense. Many of the states allowing physician dispensing for profit have regulations relating to licensure, storage, labeling, record keeping and the degree of supervision required by the physician over support personnel who assist in the non-judgmental tasks associated with physician dispensing, like retrieving medication bottles and affixing labels. We regularly monitor these laws and regulations, in consultation with the governing agencies, to assist our customers in understanding them so that they can materially comply.

    Congress enacted significant prohibitions against physician self-referrals in the Omnibus Budget Reconciliation Act of 1993. This law, commonly referred to as "Stark II," applies to physician dispensing of outpatient prescription drugs that are reimbursable by Medicare or Medicaid. Stark II, however, includes an exception for the provision of in-office ancillary services, including a physician's dispensing of outpatient prescription drugs, provided that the physician meets the requirements of the exception. We believe that the physicians who use our TouchScript system or dispense drugs distributed by us are doing so in material compliance with Stark II, either pursuant to the in-office ancillary services exception or another applicable exception.

    As a repackager and distributor of drugs, we are subject to regulation by and licensure with the FDA, the DEA and various state agencies that regulate wholesalers or distributors. Among the regulations applicable to our repackaging operation are the FDA's "good manufacturing practices." We are subject to periodic inspections by regulatory authorities of our facilities, policies and procedures for compliance with applicable legal requirements. Because the FDA's good manufacturing practices were designed to govern the manufacture, rather than the repackaging, of drugs, we face legal uncertainty concerning the application of some aspects of these regulations and of the standards that the FDA will enforce. See "Risk Factors--Risks Related to Our Industry--If the healthcare environment becomes more restrictive, or we do not comply with healthcare regulations, our existing and future operations may be curtailed, and we could be subject to liability."

    As a distributor of prescription drugs to physicians, we and our customers are also subject to the federal anti-kickback statute, which applies to Medicare, Medicaid and other state and federal programs. The statute prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase of goods, including drugs, covered by the programs. The anti-kickback law provides a number of exceptions or "safe harbors" for particular types of transactions. We believe that our arrangements with our customers are in material compliance with the anti-kickback statute and relevant safe harbors. Many states have similar fraud and abuse laws, and we believe that we are in material compliance with those laws.

    As part of our services provided to physicians, our system will electronically transmit claims for prescription medications dispensed by a physician to many patients' payers for immediate approval and reimbursement. Federal law provides that it is both a civil and a criminal violation for any person to submit a claim to any payer, including, for example, Medicare, Medicaid and all private health plans and managed care plans, seeking payment for any services or products that overbills or bills for items that have not been provided to the patient. We believe that we have in place policies and procedures to assure that all claims that are transmitted by our system are accurate and complete, provided that the information given to us by our customers is also accurate and complete.

    Existing federal and state laws and regulations regulate the disclosure of confidential medical information, including information regarding conditions like AIDS, substance abuse and mental illness. In addition, the U.S. Department of Health and Human Services recently published a proposed rule regarding the disclosure of confidential medical information, which is expected to become final in May 2000. As part of the operation of our business, our customers may provide to us patient-specific information related to the prescription drugs that our customers prescribe to their patients. We believe that we have policies and procedures to assure that any confidential medical information we receive is handled in a manner that complies with all federal and state confidentiality requirements.

History

    Allscripts was initially organized to repackage and sell pharmaceuticals to physicians for dispensing to their patients. When the current management team arrived at Allscripts in late 1997, it recognized the need for a new set of medication management solutions. The communication capabilities offered by the Internet, paired with our existing relationships with managed care organizations and with physicians, enabled us to create a new set of tools for the physician with a first-to-market advantage. Management immediately refocused Allscripts on information technology products rather than solely dispensing repackaged pharmaceuticals. In recent years, we have invested heavily in Internet and client/server software development to capture and leverage the value of electronic information to all parties in the healthcare equation: patients, physicians, managed care organizations, pharmacies and pharmaceutical manufacturers.

Employees

    As of January 31, 2000, we employed 303 persons on a full-time basis, including 128 in customer service and support, 56 in general and administrative, 66 in sales and marketing, 29 in production and warehousing and 24 in product development. None of our employees is a member of a labor union or is covered by a collective bargaining agreement. We believe we have excellent relations with our employees.

Facilities

    Our executive offices and state-of-the-art repackaging facilities are located in Libertyville, Illinois in approximately 80,000 square feet of leased space under a lease that expires in June 2004. We also lease space for a separate, smaller repackaging facility in Grayslake, Illinois under a lease that expires in June 2002. We believe that our facilities are adequate for our current operations.

Insurance

    Since June 1998, we have maintained occurrence-based product liability insurance in the amount of $31,000,000 per occurrence and $32,000,000 per year in the aggregate. Prior to that, we were covered by occurrence-based product liability insurance in the amount of $16,000,000 per occurrence and $17,000,000 per year in the aggregate. While we believe our insurance is adequate for our needs, we cannot assure you that we will be able to maintain this insurance in the future or that this insurance will be sufficient to cover all possible liabilities.

Legal Proceedings

    We are involved in litigation incidental to our business from time to time. We are not currently involved in any litigation in which we believe an adverse outcome would have a material adverse effect on our business, financial condition, results of operations or prospects. However, we have been involved in litigation and are subject to certain claims as described below.

    Allscripts is a defendant in over 2,000 multi-defendant lawsuits brought by over 3,000 claimants involving the manufacture and sale of dexfenfluramine, fenfluramine and phentermine. The majority of these suits were filed in state courts in Texas beginning in August 1999. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs. In each of these suits Allscripts is one of many defendants, including manufacturers and other distributors of these drugs. Allscripts does not believe it has any significant liability incident to the distribution or repackaging of these drugs, and it has tendered defense of these lawsuits to its insurance carrier for handling. In addition, while Allscripts has not yet conducted a review of all of the Texas suits, since physician dispensing is generally prohibited in Texas and Allscripts has never distributed these drugs in Texas, Allscripts believes that it is unlikely that it is responsible for the distribution of the drugs at issue in many of these cases. The lawsuits are in various stages of litigation, and it is too early to determine what, if any, liability Allscripts will have with respect to the claims made in these lawsuits. If Allscripts' insurance coverage in the amount of $16,000,000 per occurrence and $17,000,000 per year in the aggregate is inadequate to satisfy any resulting liability, Allscripts will have to defend these lawsuits and be responsible for the damages, if any, that Allscripts suffers as a result of these lawsuits. Allscripts does not believe that the outcome of these lawsuits will have a material adverse effect on its financial condition, results of operations or cash flows.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

    The following table sets forth the directors, executive officers and certain key employees of Allscripts, their ages and the positions they held with Allscripts as of February 15, 2000:

          Name           Age                        Position
          ----           ---                        --------
Directors and Executive
 Officers:
  Glen E. Tullman.......  40 Chairman of the Board and Chief Executive Officer
  David B. Mullen.......  49 President, Chief Financial Officer and Director
  Joseph E. Carey.......  42 Chief Operating Officer
  Steven M. Katz........  50 Executive Vice President, Sales and Marketing
  John G. Cull..........  38 Senior Vice President, Finance, Treasurer and Secretary
  Philip D. Green(1)....  49 Director
  M. Fazle Husain(2)....  35 Director
  Michael J. Kluger(2)..  43 Director
  L. Ben Lytle(1)(2)....  53 Director
  Gary M. Stein(1)......  32 Director
  Edward M. Philip......  34 Director

Other Key Employees:
  Donald J. Abramo......  47 Vice President, Managed Care
  Clifford E. Berman....  40 General Counsel and Senior Vice President, Regulatory
                             and Legislative Affairs
  Stanley A. Crane......  50 Chief Technology Officer
  Karl L. Greiter II....  38 Vice President, Account Management
  James R. Hewitt.......  33 Chief Information Officer
  Philip J. Langley.....  33 Senior Vice President
  Steven Lefar..........  33 Senior Vice President, Corporate Development
  Donald Q. Paullin.....  56 Vice President, Physician's Interactive Operations

--------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

    Glen E. Tullman has been the Chairman of the Board since May 1999 and our Chief Executive Officer since August 1997. From October 1994 to July 1997, Mr. Tullman was Chief Executive Officer of Enterprise Systems, Inc., a publicly traded healthcare information services company providing resource management solutions to large integrated healthcare networks. From 1983 to 1994, Mr. Tullman was employed by CCC Information Services Group, Inc., a computer software company servicing the insurance industry, most recently as President and Chief Operating Officer.

    David B. Mullen has been our President and Chief Financial Officer and a director since August 1997. From January 1995 to June 1997, Mr. Mullen served as Chief Financial Officer of Enterprise Systems, Inc. From 1983 to 1995, Mr. Mullen was employed in various positions by CCC Information Services Group, Inc., including Vice Chairman, President and Chief Financial Officer. Prior to that, he was employed by Ernst & Young LLP.

    Joseph E. Carey has been our Chief Operating Officer since April 1999. From September 1998 to April 1999, he served as President and Chief Operating Officer of Shopping@Home, Inc. Prior to that time, he was Senior Vice President and General Manager of the Resource Management Group of HBO & Company, a healthcare software firm. Mr. Carey joined HBO in 1997 with HBO's acquisition of Enterprise Systems, Inc., where he held the role of President from 1993 until the acquisition.

    Steven M. Katz has been our Executive Vice President, Sales and Marketing since September 1997. From December 1994 to July 1997, Mr. Katz served as Chief Operating Officer of Enterprise Systems, Inc. From December 1993 to November 1994, Mr. Katz was employed by CCC Information Services Group, Inc. as President of the Insurance Division.

    John G. Cull has been our Senior Vice President, Finance, Secretary and Treasurer since 1995. From 1991 to 1993, Mr. Cull was our assistant controller, and from 1993 to 1995 he was our controller. From 1986 to 1991, Mr. Cull was controller of Federated Foods, Inc., a food brokerage company. Prior to joining Federated Foods, Mr. Cull was employed by Arthur Andersen & Co.

    Philip D. Green has been one of our directors since 1992. Mr. Green is a founding partner of the Washington, D.C. based law firm of Green, Stewart, Farber & Anderson, P.C., which was formed in 1989. From 1978 through 1989, Mr. Green was a partner in the Washington, D.C. based law firm of Schwalb, Donnenfeld, Bray & Silbert, P.C. Mr. Green practices healthcare law and represents several major teaching hospitals.

    M. Fazle Husain has been one of our directors since April 1998. Mr. Husain is a Principal of Morgan Stanley Dean Witter & Co., an investment banking firm, where he has been employed since 1991, and is a Managing Member of Morgan Stanley Venture Partners III, L.L.C., the General Partner of Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. Mr. Husain was also employed at Morgan Stanley Dean Witter from 1987 until 1989. Mr. Husain focuses primarily on investments in the healthcare industry, including healthcare services, medical devices and healthcare information technology. He serves on the Boards of Directors of IntegraMed America, Inc. and Cardiac Pathways Corporation.

    Michael J. Kluger has been one of our directors since 1994. He is a founding partner of Liberty Partners, L.P., whose general partner is Liberty Capital Partners, Inc., a New York investment management firm, where he has served as a Managing Director since 1992. For five years prior thereto, Mr. Kluger was a Director and Senior Vice President of Merrill Lynch Interfunding Inc., a subsidiary of Merrill Lynch & Co., an investment banking and brokerage firm. Mr. Kluger is also a managing director of Liberty Capital Partners, Inc. Mr. Kluger serves on the Board of Directors of Monaco Coach Corporation.

    L. Ben Lytle has been one of our directors since March 1999. He is Chairman of the Board of Anthem, Inc., one of the largest healthcare management companies in the United States. Before joining Anthem's predecessor company in 1976, he held positions with LTV Aerospace, Associates Corp. of North America and American Fletcher National Bank. Mr. Lytle serves on the boards of IPALCO Enterprises, Inc., an energy company; Central Newspapers, Inc., a media company; CID Equity Partners, a venture capital firm; and Duke Realty Investments, Inc., a real estate investment firm.

    Gary M. Stein has been one of our directors since April 1998. Mr. Stein is a Vice President of Morgan Stanley Dean Witter & Co., an investment banking firm, where he has been employed since 1997 and a Vice President of Morgan Stanley Venture Partners III, L.L.C. Prior to joining Morgan Stanley Dean Witter in 1997, Mr. Stein was an Associate at Patricof & Co. Ventures, Inc., where he focused on private equity investments in the healthcare industry from 1992 to 1997. Prior to that time, Mr. Stein was a Financial Analyst at Morgan Stanley & Co., Inc. and Morgan Stanley Australia, Ltd.

    Edward M. Philip has been one of our directors since July 1999. Mr. Philip is Chief Operating Officer of Lycos, Inc., which he has been since December 1996. He has been Chief Financial Officer and Secretary of Lycos, Inc. since December 1995. From July 1991 to December 1995, Mr. Philip was employed by The Walt Disney Company, where he served in various finance positions, most recently as Vice President and Assistant Treasurer. Prior to joining The Walt Disney Company, Mr. Philip was an investment banker at Salomon Brothers Inc.

    Donald J. Abramo has been our Vice President, Managed Care since February 1999. From January 1998 to January 1999, Mr. Abramo served as Regional Vice President of Managed Care for Caremark International Inc., which has been a wholly owned subsidiary of MedPartners Inc. since September 1996. From January 1997 to December 1997, Mr. Abramo served as Area Vice President for Caremark International Inc., and from January 1994 to December 1996, he served as Caremark's Director of Managed Care Sales. Prior to 1994, he was employed with Baxter International and Blue Cross/Blue Shield.

    Clifford E. Berman has been our General Counsel and Senior Vice President, Regulatory and Legislative Affairs since July 1998. From September 1996 to July 1998, he served as Vice President of Legal Services for MedPartners, Inc. Prior to that time, he held various positions at Caremark, Inc. Mr. Berman served on the Illinois State Board of Pharmacy and was Chairman of its Legislative and Regulatory Committee from 1994 to 1999. Mr. Berman is the past president of the Pharmaceutical Care Management Association and currently serves on its Board of Directors.

    Stanley A. Crane has been our Chief Technology Officer since January 2000 and was our Vice President, Internet Services from April 1999 until that time. From September 1998 to April 1999, he was Chief Technology Officer for Shopping@Home, Inc. From January 1998 to September 1998, he was Chief Technology Officer for MaxMiles, Inc., an Internet travel services company. From August 1995 to January 1998, Mr. Crane was Chief Technology Officer for Enterprise Systems, Inc., where he led a development team through its successful migration from DOS-based applications to a system of Windows, object-oriented, client/server applications. Prior to this, Mr. Crane held a variety of roles with Lotus, Ashton-Tate and WordStar.

    Karl L. Greiter has been our Vice President, Account Management since September 1998. From November 1995 to August 1998, Mr. Greiter was our controller. Before joining Allscripts, Mr. Greiter was employed by William G. Ceas & Co., an investment banking firm.

    James Hewitt has been our Chief Information Officer since January 2000. From August 1995 to January 2000, he was Managing Director of Information Technology for The Options Clearing Corporation. Prior to 1995 Mr. Hewitt held the position of Vice President Software Development for Enterprise Systems, Inc.

    Phillip J. Langley has been our Senior Vice President since August 1998. From 1989 to 1998, Mr. Langley served in a variety of positions for CCC Information Services Group, Inc., most recently as Group Vice President--North America Sales and Service.

    Steven Lefar has been our Senior Vice President, Corporate Development since April 1999. From 1996 to 1999, Mr. Lefar served as a Senior Manager in the healthcare practice of Andersen Consulting, where he helped develop and implement Covation, a joint venture that delivers outsourcing and e-commerce services to healthcare providers. Prior to that, he was employed with Caremark and APM, a healthcare consulting firm.

    Donald Q. Paullin has been our Vice President, Physician's Interactive Operations since July 1999, when Allscripts acquired MedSmart, which Mr. Paullin founded in 1995. Prior to founding MedSmart, Mr. Paullin was the President of Medicode Marketing Corporation, a medical publishing company.

Election of Directors

    Eight directors serve on our Board of Directors. The directors are divided into three classes, with each class as nearly equal in number as possible. Upon the expiration of the term of each class of directors, directors comprising that class will be elected for a three-year term at the annual meeting of stockholders in the year in which their term expires. Messrs. Green, Lytle and Philip will serve in the class with a term that expires on the date of the annual meeting of stockholders to be held in 2000. Messrs. Kluger, Mullen and Stein will serve in the class with a term that expires on the date of the annual meeting of stockholders to be held in 2001. Messrs. Husain and Tullman will serve in the class with a term that expires on the date of the annual meeting of stockholders to be held in 2002. All officers serve at the pleasure of the Board of Directors. There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

    The Board of Directors has established two standing committees: the Audit Committee and the Compensation Committee. The Audit Committee recommends the appointment of auditors and oversees our accounting and audit functions. The Compensation Committee determines executive officers' salaries, bonuses and other compensation and administers the Amended and Restated 1993 Stock Incentive Plan.

Director Compensation

    Our independent directors receive a fee of $1,000 for each meeting of the Board of Directors that they attend. We also reimburse them for their travel expenses. Under our Amended and Restated 1993 Stock Incentive Plan, these directors are eligible to receive stock option grants at the discretion of the Board of Directors or the Compensation Committee. In 1999, Mr. Philip received an option to purchase 40,000 shares of our common stock at a per share exercise price of $12.6875. The option vests one-third per year and becomes fully vested in 2002.

Pharmacy Advisory Board

    Because of the important role pharmacy plays in medication management, we have assembled a Pharmacy Advisory Board to consult on a variety of topics. The Advisory Board will provide guidance to Allscripts in a number of key areas, including the design and development of products and services, trends in pharmacy and pharmaceutical care, and the planning and conducting of pharmacoeconomic and medical research on issues such as electronic prescribing, compliance programs and drug education.

    J. Lyle Bootman, Ph.D., is Dean and Professor of the University of Arizona College of Pharmacy and is Founding and Executive Director of the University of Arizona Center for Health Outcomes and PharmacoEconomic (HOPE) Research. Dr. Bootman has authored over 200 research articles and has been an invited speaker at more than 300 healthcare meetings. He has published several books, including "Principles of Pharmacoeconomics." Dr. Bootman was recently named to the Institute of Medicine and serves as the current President of the American Pharmaceutical Association.

    James T. Doluisio, Ph.D., is the Hoeschst Roussel Professor of Pharmacy at the University of Texas at Austin, where he also served as the Dean of the College of Pharmacy from 1973 through 1998. Dr. Doluisio has written more than 90 papers on bioequivalency, biopharmaceutics, pharmacokinetics and on various other pharmacy topics for national and international journals and textbooks. Dr. Doluisio also served as President of the American Pharmaceutical Association in 1982 and President of the American Association of Pharmaceutical Scientists in 1988. From 1990 to 1995, he chaired the Board of the United States Pharmacopeial Convention and recently served as the Inaugural Chairman of Pharmaceutical Care Management Association's Deans Advisory Council. He has served as a consultant to the FDA, as a member of the U.S. Office of Technology Assessment Drug Bioequivalence Study Panel and as a consultant in Pharmacy to the Surgeon General of the U.S. Air Force.

    Robert C. Johnson, Ph.D., is President of R.C. Johnson Associates, a healthcare and association management consulting firm in Arizona, and he is Professor of Pharmacy Administration and Executive Director of the Center for the Advancement of Pharmacy Practice at Midwestern University's College of Pharmacy. Mr. Johnson is a past Chairman and Chief Executive Officer of PCS Health Systems, the nation's largest pharmacy benefit managers, and also served as Corporate Vice President for Government Affairs for the McKesson Foundation. He served as Chief Executive Officer of the California Pharmacists Association for 20 years, and he is a past president of the American Pharmaceutical Association.

    Ronald P. Jordan, R.Ph., is a registered pharmacist, President of HCaliber Consulting of East Greenwich, Rhode Island, an international healthcare informatics firm, and Senior Vice President of Informatics at Hospice Pharmacia L.L.C. of Philadelphia, Pennsylvania. Mr. Jordan is immediate past president of the American Pharmaceutical Association and served as a member of its board of trustees from 1994 through 1997. He served as a Trustee of the National Council for Prescription Drug Programs, where he co-chaired the Standardization Committee for over five years. Most recently, Mr. Jordan was appointed as one of eleven members of the Health Care Financing Administration Medicare Coverage Advisory Commission, and he was appointed to serve on the Rhode Island Governor's Advisory Council on Health.

    Delbert D. Konnor, PharmMS, is President and Chief Executive Officer of the Pharmaceutical Care Management Association, a trade association representing the major companies in the managed care pharmacy industry. In addition, he is Adjunct Professor of Pharmaceutical Administration at Duquesne University and Ohio Northern University. Mr. Konnor previously served as Vice President of Professional Services for AARP Pharmacy Service. His key government pharmacy positions have included Manager of the Voluntary Compliance Program for the Drug Enforcement Administration and the Director of the first White House Conference on Prescription Drug Misuse, Abuse and Diversion.

    Debi Reissman, Pharm.D. is President of Rxperts Managed Care Consulting, a consulting firm in Santa Ana, California that specializes in pharmacy benefit consulting to physicians and the managed care industry. She is also an Assistant Clinical Professor at the University of Southern California School of Pharmacy. Dr. Reissman consults in the area of pharmacy benefit design and prescription utilization management and has more than 19 years of experience in the managed healthcare industry. She has held a variety of pharmacy management positions, including Chief Executive Officer of Prescription Solutions, the pharmacy benefit subsidiary of PacifiCare Health Systems. In addition to her work experience, Dr. Reissman has been actively involved in national pharmacy organizations, including the Academy of Managed Care Pharmacy where she chaired the finance committee and served as treasurer for four years.

Executive Compensation

    This table summarizes the before-tax compensation for our named executive officers for the fiscal years ended December 31, 1999 and 1998. Named executive officers include the Chief Executive Officer and the other four executive officers of Allscripts whose salary and bonus earned during 1999 exceeded $100,000. Amounts disclosed as "all other compensation" consist of our matching contributions under our 401(k) plan.

                                                     Long-Term
                                     Annual         Compensation
                                  Compensation         Awards
                               ------------------   ------------
                                                     Securities
   Name and Principal           Salary               Underlying     All Other
        Position          Year   ($)    Bonus ($)   Options (#)  Compensation ($)
   ------------------     ---- -------- ---------   ------------ ----------------
Glen E. Tullman.........  1999 $225,000  $12,500          --          $  996
                          1998  225,000               548,083            498
 Chairman and Chief                        --
 Executive Officer
David B. Mullen.........  1999  225,000   12,500          --           1,000
                          1998  225,000               548,083          1,000
 President and Chief                       --
 Financial Officer
Steven M. Katz .........  1999  215,000   12,500          --             --
                          1998  215,000               382,841            --
 Executive Vice                            --
 President, Sales and
 Marketing
John G. Cull ...........  1999  141,000   35,000        4,166          1,000
                          1998  140,000                19,164          1,000
 Senior Vice President,
 Finance, Treasurer                        --
 and Secretary
Joseph E. Carey.........  1999  134,583   37,500(1)    69,166            --
                          1998      --                    --             --
 Chief Operating Officer                   --

                           Summary Compensation Table

--------
(1) Includes a signing bonus of $25,000 awarded in April 1999 pursuant to the terms of Mr. Carey's employment agreement.

                       Option Grants in Last Fiscal Year

    This table gives information relating to option grants to the named executive officers during the year ended December 31, 1999. The options were granted under our Amended and Restated 1993 Stock Incentive Plan. The potential realizable value is calculated based on the term of the option at its time of grant, 10 years. The calculation assumes that the fair market value on the date of grant appreciates at the indicated rate compounded annually for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. Stock price appreciation of 0%, 5% and 10% is assumed pursuant to the rules of the Securities and Exchange Commission. Based on the closing price of the common stock on March 6, 2000 of $73.00 per share, the actual price appreciation may be substantially greater than that assumed under these rules. We cannot assure you that the actual stock price will appreciate over the 10-year option term at the assumed levels or at any other defined level.

                                                                                    Potential Realizable Value
                                                                                    at Assumed Annual Rates of
                                                                                   Stock Price Appreciation for
                                            Individual Grants                              Option Term
                         --------------------------------------------------------- ----------------------------
                                      Percent
                                      of Total
                          Number of   Options
                         Securities   Granted
                         Underlying      in    Exercise   Fair Market
                           Options     Fiscal    Price   Value at Grant Expiration
          Name           Granted (#)  1999 (%) ($/Share) Date ($/Share)    Date       0%       5%       10%
          ----           -----------  -------- --------- -------------- ---------- -------- -------- ----------
Glen E. Tullman.........      --        --       $--          $--            --    $    --  $    --  $      --
David B. Mullen.........      --        --        --           --            --         --       --         --
Steven M. Katz..........      --        --        --           --            --         --       --         --
John G. Cull............    4,166(1)    0.4%     3.00         9.00       3/31/09     24,996   48,576     84,752
Joseph E. Carey.........   69,166(2)    6.7      3.00         9.00       3/31/09    414,996  806,479  1,407,091

--------
(1) The option vests 25% on each of March 31, 2000, 2001, 2002 and 2003.
(2) The option vested 25% on October 11, 1999 and vests 25% on each of March 31, 2000, 2001 and 2002.

     Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

    This table provides information regarding the exercise of options during fiscal 1999 by the named executive officers. The value of unexercised in-the-money options at fiscal year end is calculated using the difference between the option exercise price and $44.00 (the last reported market price of Allscripts common stock on December 31, 1999) multiplied by the number of shares underlying the option. An option is in-the-money if the fair market value of the common stock subject to the option is greater than the exercise price.

                                                     Number of Securities
                                                    Underlying Unexercised   Value of Unexercised In-
                           Shares                      Options at Fiscal       the-Money Options at
                         Acquired on   Value             Year End (#)           Fiscal Year End ($)
                          Exercise    Realized     ------------------------- -------------------------
          Name               (#)        ($)        Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- ----------    ----------- ------------- ----------- -------------
Glen E. Tullman.........       --    $      --       130,148      146,454    $5,718,703   $6,435,189
David B. Mullen.........   262,683    2,348,386(1)   137,703      142,129     6,050,670    6,245,148
Steven M. Katz..........   185,053    1,654,374(1)    94,160      100,794     4,137,390    4,428,888
John G. Cull............    12,498      173,465       84,214       22,448     3,576,374      965,209
Joseph E. Carey.........       --           --        17,292       51,874       708,972    2,126,834

--------
(1) Based on the fair market value on the date of exercise, which has been deemed to be $9.00 per share.

Employment and Other Agreements

 Employment Agreements

    We have entered into employment agreements with each of David B. Mullen and Glen E. Tullman effective August 1, 1997, with Steven M. Katz effective September 2, 1997 and with Joseph E. Carey effective August 2, 1999. Each agreement has an initial term ending December 31, 2000 and renews for consecutive one-year terms unless either party gives 30 days' notice prior to the expiration of any term. Messrs. Mullen and Tullman are each paid an annual salary of $225,000 and are each entitled to an annual bonus as determined by the Board of Directors or the Compensation Committee. Mr. Katz is paid an annual salary of $215,000, and Mr. Carey is paid an annual salary of $190,000 and was paid a signing bonus of $25,000. Messrs. Katz and Carey are each entitled to an annual bonus, contingent upon the attainment of certain objectives, as determined by the Chief Executive Officer in consultation with the Board of Directors or the Compensation Committee. The agreements also provide that each of Messrs. Mullen, Tullman, Katz and Carey will not compete with us during the term of his employment and for one year thereafter. If we terminate any of Messrs. Mullen, Tullman, Katz or Carey without Cause or if any of them terminates his employment For Good Reason, as each of those terms is defined in the agreements, he will be entitled to 12 months' salary as severance, as well as any salary that was accrued but not yet paid as of the termination date, the unpaid performance bonus, if any, for the calendar year preceding the termination date and any performance bonus for the calendar year in which the termination date occurs that would have been payable had there been no termination. The amount of these performance bonuses is to be determined in the manner in which it would have been determined had there been no termination.

 Termination of Employment and Change in Control Arrangements

    We have entered into stock option agreements with each of Messrs. Tullman, Mullen and Katz pursuant to their employment agreements granting them options to purchase shares of our common stock as follows: Mr. Tullman, 548,083 shares; Mr. Mullen, 548,083 shares; and Mr. Katz, 382,841 shares. Under the option agreements, in the event of a Change of Control, as defined in the stock option agreements, vesting of the options will accelerate so that the unvested portion of the options will vest immediately. The option agreements also provide for accelerated vesting of a portion of the options in the event of termination of employment without Cause, For Good Reason or because of death or disability, as each of those terms is defined in the employment agreements. In addition, we have entered into a stock option agreement with Mr. Carey granting him options to purchase 69,166 shares of common stock. Under this option agreement, in the event of a Change in Control, as defined in the stock option agreement, vesting of the options will accelerate so that the unvested portion of the options will vest immediately.

    Under an agreement entered into between us and John G. Cull, if Mr. Cull is discharged for any reason other than for Cause, as defined in the agreement, Mr. Cull will be entitled to monthly payments equal to his then in-effect monthly salary together with a pro rata bonus amount and a continuation of health insurance benefits, for a period of 12 months. If, within six months of a Change in Control of Allscripts, as defined in the agreement, Mr. Cull is discharged by Allscripts other than for Cause or voluntarily terminates his employment following a change in his position that materially reduces his level of responsibilities or a material reduction in his overall level of compensation, Mr. Cull will be entitled to monthly payments equal to his then in-effect monthly salary for a period of 12 months together with a pro rata bonus amount and a continuation of health insurance benefits. In addition, the agreement provides that all existing stock options owned by Mr. Cull will immediately vest upon the occurrence of the same events that require us to make severance payments to him following a Change in Control. In addition, Mr. Cull has agreed not to compete with us for a period of 12 months following the termination of his employment.

Employee Benefit Plans

 Amended and Restated 1993 Stock Incentive Plan

    In May and June 1999, our Board of Directors and shareholders adopted and approved our Amended and Restated 1993 Stock Incentive Plan, which, among other things, increased the shares authorized for issuance under the plan by 1,300,000. The plan authorizes the grant of options to purchase up to an aggregate of 4,393,489 shares. The plan provides that the number of shares of common stock underlying stock incentives granted under the plan to any individual in any twelve-month period may not exceed 3,000,000. The plan is designed to grant stock incentives, including qualified and nonqualified options to purchase common stock and stock appreciation rights, to key individuals who perform services for us or on our behalf, such as employees, officers, eligible directors, as defined in the plan, consultants and agents of Allscripts. The purpose of the plan is to enable us to attract, retain and motivate key individuals by providing them the opportunity to obtain an equity interest in Allscripts. The Compensation Committee of our Board of Directors administers the plan and determines the per share exercise price at the time each stock incentive is granted; provided that in the case of qualified incentive stock options, the exercise price is not less than fair market value on the date of grant. The plan provides that if there is a change in our common stock through a merger, consolidation, reorganization, recapitalization or otherwise, or if there is a dividend on the common stock, payable in common stock, or if there is a stock split, combination or other change in our issued common stock, the common stock available under the plan and the common stock subject to then-existing stock incentives shall be increased or decreased proportionately. In 1998, we recorded unearned compensation of approximately $407,000 in connection with grants under the plan, and in 1999, we recorded approximately $1,850,000 of additional unearned compensation.

    As of February 29, 2000, there were options outstanding under the plan to purchase an aggregate of 2,847,563 shares of common stock, 652,835 of which were currently exercisable. The weighted average per share exercise price for all of these options is $13.18.

 401(k) Plan

    We have adopted a 401(k) retirement savings plan. This plan is available to all employees who are at least 21 years old and who have been employed by us for at least one year. An employee may contribute, on a pretax basis, up to the maximum percent of the employee's total annual income from us permitted under the Internal Revenue Code. Under the terms of the 401(k) plan, we match employee contributions at 25% of the first 10% of eligible compensation contributed by the employee to the plan. For "highly compensated employees" as defined under the Internal Revenue Code, our matching percentage is 10% of the first 10% of eligible compensation contributed by the employee. Contributions are allocated to each employee's individual account and are, at the employee's election, invested in one, all, or some combination of four investment funds. Employee contributions are fully vested and non-forfeitable. Employees become 100% vested in our contributions after a period of three years.

Compensation Committee Interlocks and Insider Participation

    The members of the Compensation Committee of our Board of Directors are Messrs. Husain, Kluger and Lytle. None of these persons has ever been an officer or employee of Allscripts or any of its subsidiaries. See "Certain Relationships and Related Party Transactions--Series I and J Redeemable Preferred Stock Private Placement," "--Redeemable Preferred Stock Redemptions," "--Certain Business Relationships" and "Description of Capital Stock-- Registration Rights."

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    Our policy is that all transactions between us and our executive officers, directors and principal stockholders be on terms no less favorable to us than we could obtain from unaffiliated third parties or else be approved by our disinterested directors.

Shopping@Home Acquisition

    In June 1999, we acquired substantially all of the assets of Shopping@Home, Inc. in exchange for a promissory note in the principal amount of $650,000. This note was repaid in August 1999. Messrs. Tullman and Carey are principal shareholders of Shopping@Home.

Series I and J Redeemable Preferred Stock Private Placement

    In April 1998, we sold 1,199,770 shares of Series I redeemable preferred stock and 4,118,324 shares of common stock for an aggregate purchase price of $8,000,000 to Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. Messrs. Husain and Stein, two of our directors, are affiliates of each of these Morgan Stanley funds. We also sold 37,493 shares of Series I preferred stock and 128,697 shares of common stock to Mr. Tullman for a purchase price of $250,000, 14,997 shares of Series I preferred stock and 51,479 shares of common stock to Mr. Mullen for a purchase price of $100,000, 3,749 shares of Series I preferred stock and 12,869 shares of common stock to Mr. Carey for a purchase price of $25,000, 4,499 shares of Series I preferred stock and 15,443 shares of common stock to James A. Rosenblum, a former executive officer of Allscripts, for a purchase price of $30,000, and 13,497 shares of Series I preferred stock and 46,331 shares of common stock to Michael E. Cahr, a former director of Allscripts, for a purchase price of $90,000.

    In connection with our sale of Series I preferred stock, we also issued 543,870 shares of Series J redeemable preferred stock and warrants to acquire an aggregate of 696,833 shares of common stock at a per share exercise price of $0.06 to Allstate Insurance Company. John M. Goense, a former director of Allscripts, was, at the time, a Managing Director of Allstate Private Equity, a division of the Investment

Department of Allstate Insurance Company. We issued the shares and warrants in exchange for debentures of Allscripts held by Allstate in the principal amount of $3,382,704 plus accrued interest of $131,785, which Allstate purchased from us in April 1996 for $3,000,000, and Allstate's agreement to modify the redemption and dividend provisions of the 440,968 shares of Series H preferred stock held by Allstate. In the same transaction, we issued 273,748 shares of Series J preferred stock and warrants to purchase an aggregate of 659,669 shares of common stock at a per share exercise price of $0.06 to Liberty Partners Holdings 6, L.L.C. and Liberty Investment Partnership #6, of each of which Mr. Kluger, one of our directors, is a managing director, and to the State Board of Administration of Florida, which has entered into an investment management contract with Liberty Capital Partners Inc., of which Mr. Kluger is a managing director. We issued the shares and warrants in exchange for debentures of Allscripts held by the State Board of Administration of Florida in the principal amount of $1,691,352 plus accrued interest of $65,892, which the State Board of Administration of Florida purchased from us in April 1996 for $1,500,000, and debentures held by Liberty Investment Partnership #6 in the principal amount of $11,276 plus accrued interest of $439, as well as Liberty Partners Holdings 6, L.L.C.'s agreement to modify the redemption and dividend provisions of the 680,892 shares of Series H preferred stock held by it. In connection with this financing, we also entered into a Right of First Offer and Co-Sale Agreement with Allstate, the Liberty funds, the Morgan Stanley funds and Messrs. Tullman, Mullen and Cahr.

Redeemable Preferred Stock Redemptions

    We used a portion of the net proceeds of our initial public offering to redeem shares of preferred stock held by some of our affiliates according to their redemption terms as follows, including accrued dividends:

  . $10,468,581 to redeem 815,594 shares of Series H preferred stock and 439,883 shares of Series J preferred stock held by Liberty Partners Holdings 6, L.L.C.;

  . $12,473,513 to redeem 217,459 shares of Series H preferred stock, 1,199,770 shares of Series I preferred stock and 268,204 shares of Series J preferred stock held collectively by the Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.;

  . $605,892 to redeem 18,929 shares of Series H preferred stock, 37,493 shares of Series I preferred stock and 23,345 shares of Series J preferred stock held by Mr. Tullman;

  . $245,780 to redeem 7,764 shares of Series H preferred stock, 14,997 shares of Series I preferred stock and 9,575 shares of Series J preferred stock held by Mr. Mullen;

  . $14,179 to redeem 796 shares of Series H preferred stock and 982 shares of Series J preferred stock held by Mr. Cull;

  . $189,992 to redeem 9,159 shares of Series H preferred stock, 3,749 shares of Series I preferred stock and 11,295 shares of Series J preferred stock held by Mr. Carey;

  . $46,430 to redeem 796 shares of Series H preferred stock, 4,499 shares of Series I preferred stock and 982 shares of Series J preferred stock held by Mr. Rosenblum, a former executive officer of Allscripts; and

  . $49,642 to redeem 2,787 shares of Series H preferred stock and 3,438 shares of Series J preferred stock held by Mr. Green.

Certain Business Relationships

    In each of the last three fiscal years, we retained the law firm of Green, Stewart, Farber & Anderson, P.C., of which Mr. Green, one of our directors, is a partner. We paid fees to Mr. Green's law firm of approximately $55,000 in 1997, $36,000 in 1998 and $130,000 in 1999.

    From June 1997 through March 1999, we provided pharmacy benefit management services for Anthem, Inc. Mr. Lytle, one of our directors, is Chairman of the Board of Anthem. Revenue from Anthem was approximately $1,580,000 in 1997, approximately $2,982,000 in 1998 and approximately $375,000 in 1999 for these services.

Registration Rights Agreement

    See "Description of Capital Stock--Registration Rights."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table provides information known to us with respect to the beneficial ownership of our common stock as of February 29, 2000 and as adjusted to reflect the sale of the shares offered by this prospectus by:

  . each stockholder known by us to own beneficially more than 5% of the common stock;

  . each director;

  . our Chief Executive Officer and our other named executive officers; and

  . all directors and executive officers as a group.

    Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares that the holder can vote or transfer and stock options and warrants that are exercisable currently or become exercisable within 60 days. These shares are considered to be outstanding for the purpose of calculating the percentage of outstanding Allscripts common stock owned by a particular stockholder, but are not considered to be outstanding for the purpose of calculating the percentage ownership of any other person. Percentage of ownership is based on 24,751,994 shares outstanding as of February 29, 2000 and 25,843,994 shares outstanding after this offering. Except as otherwise noted, to our knowledge, the stockholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them.

                                                                  Shares
                                    Shares                  Beneficially Owned
                              Beneficially Owned Number of  After the Sale of
                                Prior to this      Shares   Shares Covered by
                                   Offering      Covered by  this Prospectus
                              ------------------    this    ------------------
                                Number   Percent Prospectus   Number   Percent
                              ---------- ------- ---------- ---------- -------
Glen E. Tullman (1)..........    730,980   2.9%        --      730,980   2.8%
David B. Mullen (2)..........    531,425   2.1         --      531,425   2.0
Steven M. Katz (3)...........    279,213   1.1         --      279,213   1.1
John G. Cull (4).............    106,720     *         --      106,720     *
Joseph E. Carey (5)..........    132,646     *         --      132,646     *
Philip D. Green (6)..........    110,893     *         --      110,893     *
M. Fazle Husain (7)..........  6,062,063  24.5     808,000   5,254,063  20.3
Michael J. Kluger (8)........  3,748,170  15.1     500,000   3,248,170  12.6
L. Ben Lytle (9).............      8,333     *         --        8,333     *
Edward M. Philip.............        --    --          --          --    --
Gary M. Stein (7)............  6,062,063  24.5     808,000   5,254,063  20.3
Morgan Stanley Venture
 Partners III, L.P.(7).......  5,320,682  21.5     709,183   4,611,499  17.8
Morgan Stanley Venture
 Investors III, L.P.(7)......    511,028   2.1      68,114     442,914   1.7
The Morgan Stanley Venture
 Partners Entrepreneur Fund,
 L.P.(1) (7).................    230,353     *      30,703     199,650     *
Liberty Partners Holdings 6,
 L.L.C. (8)..................  3,748,170  15.1     500,000   3,248,170  12.6
All directors and executive
 officers as a group
 (11 persons) (10)........... 11,710,443  46.2   1,308,000  10,402,443  39.4

--------
*Less than 1%.

(1) Includes 130,148 shares issuable upon exercise of options that will be exercisable within 60 days. Mr. Tullman is a limited partner in The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. and has an approximately 2.5% interest therein. Such interest does not constitute beneficial ownership of any of the shares owned by this entity.
(2) Includes 137,703 shares issuable upon exercise of options that will be exercisable within 60 days, and 4,915 shares issuable upon exercise of warrants that are currently exercisable.
(3) Includes 94,160 shares issuable upon exercise of options that will be exercisable within 60 days.
(4) Includes 86,817 shares issuable upon exercise of options that will be exercisable within 60 days.
(5) Includes 34,584 shares issuable upon exercise of options that will be exercisable within 60 days.
(6) Includes 68,304 shares issuable upon exercise of options that will be exercisable within 60 days, and 6,168 shares issuable upon exercise of warrants that are currently exercisable.
(7) Mr. Husain is a Managing Member of Morgan Stanley Venture Partners III, L.L.C., which is the General Partner of each of Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. Mr. Stein is a Vice President of Morgan Stanley Venture Partners III, L.L.C. Each of Messrs. Husain and Stein disclaim beneficial ownership of the shares held by these entities, except to the extent of his proportionate interest therein. The address for Messrs. Husain and Stein and these entities is c/o Morgan Stanley Dean Witter Venture Partners, 1221 Avenue of the Americas, New York, New York 10020.
(8) Mr. Kluger disclaims beneficial ownership of the shares held by Liberty Partners Holdings 6, L.L.C., except to the extent of his proportionate interest therein. The address for Mr. Kluger and Liberty Partners Holdings 6, L.L.C. is c/o Liberty Partners, L.P., 1177 Avenue of the Americas, New York, New York 10036.
(9) Consists of 8,333 shares issuable upon exercise of options that will be exercisable within 60 days.
(10) Includes the shares described in Notes 1 through 9.

                          DESCRIPTION OF CAPITAL STOCK

    Our Certificate of Incorporation provides that our authorized capital stock consists of 75,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value. As of February 29, 2000, there were 24,751,994 shares of common stock outstanding and no shares of preferred stock outstanding. As of that date, there were 230 holders of record of common stock. All shares of common stock are, and the common stock being sold in this offering will be, when issued, fully paid and non-assessable.

Common Stock

    Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of stockholders, subject to the rights of holders of any outstanding preferred stock, and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock. Holders of common stock are entitled to receive ratably any dividends that the Board of Directors may declare out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Allscripts, the holders of common stock would be entitled to receive ratably the net assets of Allscripts available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

    Under our Certificate of Incorporation, we are authorized to issue 1,000,000 shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the number of shares constituting any series, as well as the dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power of the holders of common stock. The issuance of preferred stock could also, under some circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. We are not aware of any plans by a third party to seek control of Allscripts, and we have no current plans to issue any preferred stock.

Warrants

    As of February 29, 2000, we had warrants outstanding to purchase an aggregate of 57,133 shares of common stock at an average weighted exercise price of $1.76 per share.

Registration Rights

    Liberty Partners Holdings 6, L.L.C., Morgan Stanley Venture Investors III, L.P., Morgan Stanley Venture Partners III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., which will collectively hold 8,502,233 shares of common stock after this offering, are entitled to registration rights with respect to these shares. Under our Registration Agreement, Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., collectively, on the one hand, and Liberty Partners Holdings 6, L.L.C., on the other hand, is each entitled to require us to register their shares of common stock three times, but not more than once in any six-month period. In addition, if we propose or are required to register any of our common stock, either for our own account or for the account of other of our stockholders, we are required to notify the holders described above, and subject to certain limitations, to include in such registration all of the common stock requested to be included by those holders. We are obligated to bear the expenses, other than underwriting commissions, of the first registration required by Liberty or the Morgan Stanley parties, and of all incidental registrations. Any exercise of these registration rights may hinder our efforts to arrange future financings and have an adverse effect on the market price of our common stock.

Certain Limited Liability, Indemnification and Anti-takeover Provisions

 Indemnification and Limitation of Liability

    Our Certificate of Incorporation and By-laws provide that we shall, with some limitations, indemnify our directors and officers against expenses, including attorneys' fees, judgments, fines and certain settlements, actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Allscripts. This indemnification also applies to a criminal action or proceeding, so long as the director or officer had no reasonable cause to believe their conduct to have been unlawful.

    Section 102 of the Delaware General Corporation Law permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. Delaware General Corporation Law Section 102 provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. Our Certificate of Incorporation includes a provision that eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

 Section 203 of Delaware General Corporation Law

    Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless:

  . the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder;

  . the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or

  . the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation.

 Special Meetings of Stockholders; No Stockholder Action By Written Consent

    Our Certificate of Incorporation provides that special meetings of our stockholders may be called only by a majority of the Board of Directors, the Chairman or the President. In addition, the Certificate of Incorporation provides that our stockholders may only take actions at a duly called annual or special meeting of stockholders and may not take action by written consent.

 Advance Notice Requirements for Stockholder Proposals and Nomination of
Directors

    Our By-laws provide that stockholders seeking to bring business before, or nominate directors at, any annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be given in writing to the Secretary of Allscripts not less than 120 days prior to the meeting. The By-laws also specify requirements for a stockholder's notice to be in proper written form.

 Classified Board of Directors

    The Certificate of Incorporation and By-Laws provide that the Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, one-third of our Board of Directors will be elected each year. See "Management--Election of Directors."

 Number of Directors; Removal; Vacancies

    The By-Laws provide that we have at least three directors, with the exact number fixed by the Board of Directors. Vacancies on the Board of Directors may be filled only by the affirmative vote of the remaining directors then in office. The Certificate of Incorporation provides that directors may be removed only for cause and only by the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

 Consideration of Constituencies with Respect to Acquisitions

    The Certificate of Incorporation provides that in determining whether an acquisition proposal is in the best interests of Allscripts and its stockholders, our Board of Directors may, to the extent permitted by law, consider all factors it deems relevant, including the effects of the acquisition upon employees, suppliers, customers and the communities in which we are located.

Transfer Agent and Registrar

    The transfer agent and registrar for the common stock is LaSalle Bank N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    We will have 25,843,994 shares of common stock outstanding after this offering, 26,203,994 shares if the underwriters' over-allotment option is exercised in full, assuming no exercise of options or warrants after February 29, 2000. All of the 2,400,000 shares sold in this offering, as well as the 7,000,000 shares sold in our initial public offering and 11,552,872 shares released from lock-up agreements that were entered into in connection with our initial public offering, on or about January 20, 2000, will be freely tradeable without restriction under the Securities Act by persons other than our "affiliates" as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below). The following table summarizes the shares of our common stock eligible for future sale over various time periods:

                              Shares
     Relevant Dates      Eligible for Sale                  Comment
     --------------      -----------------                  -------
July 23, 1999...........     8,365,329     Initial public offering.

October 21, 1999........       667,467     Shares salable under Rule 144 or Rule 701
                                           that were not subject to initial public
                                           offering lock-up.

January 20, 2000........    11,552,872     Initial public offering lock up released.

Upon effectiveness......     2,400,000     Shares sold in this offering.

90 days after effective      9,171,401
 date...................                   Lock up released.

    All of our executive officers, directors, key employees, the selling stockholders and one other stockholder have agreed to a "lock up" at the request of the underwriters. In the aggregate, this group holds 9,569,085 shares of our common stock, after giving effect to this offering, including 594,776 shares issuable upon exercise of outstanding vested options and warrants. Under the lock up, they cannot sell or otherwise dispose of any of our common stock in the public market for a period of 90 days after the date of this prospectus without the written consent of Goldman, Sachs & Co. When the 90-day lock-up period expires, approximately 8,547,148 additional shares that are restricted securities will be eligible for sale under Rule 144 or Rule 701. Shares acquired in transactions exempt from registration under the Securities Act are "restricted securities" as that term is defined in Rule 144. Restricted shares may only be resold if they are registered under the Securities Act or are sold under an exemption from registration, like the exemption contained in Rule 144.

    Currently under Rule 144, a person who has beneficially owned restricted securities for at least one year may, subject to certain conditions, sell his restricted securities. Generally, these persons may sell within any three-month period a number of restricted shares that does not exceed the greater of (1) 1% of our then outstanding common stock (258,439 shares immediately after the offering) or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to requirements concerning manner of sale, notice and availability of public information about us. A person who is not deemed to have been our affiliate at any time during the three months preceding the sale and who has beneficially owned his shares for at least two years may sell restricted shares in the public market under Rule 144(k) without regard to the requirements mentioned above, other than the manner-of-sale requirement. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after expiration of the applicable holding periods.

    We have filed a registration statement on Form S-8 under the Securities Act to register for offer and sale the common stock subject to outstanding stock options or reserved for issuance under our Amended and Restated 1993 Stock Incentive Plan. See "Management--Employee Benefit Plans." Shares issued after the effective date of the registration statement on Form S-8 upon the exercise of stock options registered on the registration statement generally will be eligible for sale in the public market, subject to the lock-up agreements discussed above and volume and other restrictions. When the 90-day lockup period expires, approximately 624,253 additional shares issuable upon the exercise of options that will be vested at that time will be eligible for sale in the public market subject, in the case of affiliates, to volume and other restrictions.

    Shares that we issued prior to our initial public offering or that we may issue upon the exercise of options that we granted to consultants and employees prior to our initial public offering also may be eligible for sale in the public market. Rule 701 under the Securities Act permits resales of shares issued pursuant to certain compensatory benefit plans and contracts in reliance upon certain provisions of Rule 144. Non-affiliates may sell without complying with the public information, holding period, volume limitations or notice provisions of Rule 144. Affiliates may sell without complying with the holding period provisions of Rule 144.

    In addition, certain stockholders will have registration rights with respect to 8,502,233 shares of our common stock after this offering. Registration of these securities subject to registration rights under the Securities Act would result in the shares becoming freely tradeable without restriction under the Securities Act. See "Description of Capital Stock-- Registration Rights" and "Risk Factors--Risks Related to This Offering and Our Stock--We may have substantial sales of our common stock after the offering."

                                 LEGAL MATTERS

    Gardner, Carton & Douglas, Chicago, Illinois, will pass upon the validity of the common shares offered by this prospectus. Sonnenschein Nath & Rosenthal, Chicago, Illinois, has acted as counsel to the underwriters in connection with certain legal matters relating to the common shares offered by this prospectus.

                                    EXPERTS

    The financial statements of Allscripts, Inc. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  UNDERWRITING

    Allscripts, the selling stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table.

                                                                       Number of
                                Underwriters                            Shares
                                ------------                           ---------
      Goldman, Sachs & Co. ...........................................   720,000
      Bear, Stearns & Co. Inc. .......................................   720,000
      CIBC World Markets Corp. .......................................   720,000
      SoundView Technology Group, Inc. ...............................   168,000
      Adams, Harkness & Hill, Inc. ...................................    72,000
                                                                       ---------
          Total....................................................... 2,400,000
                                                                       =========

    If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 360,000 shares from Allscripts to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by Allscripts. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 360,000 additional shares.

                     Paid by Allscripts                No Exercise Full Exercise
                     ------------------                ----------- -------------
      Per Share....................................... $     3.83   $     3.83
      Total........................................... $4,182,360   $5,561,160

    Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $2.30 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the Underwriters may change the offering price and the other selling terms.

    All of Allscripts' executive officers, directors, key employees, the selling stockholders and one other stockholder have agreed with the Underwriters not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

    A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView's affiliate, Wit Capital Corporation. Other than the prospectus in electronic format, the information on Wit SoundView's affiliate's web site and any information contained on any other web site maintained by Wit Capital is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by Allscripts or any Underwriter in its capacity as Underwriter and should not be relied upon by investors.

    In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    As permitted by Rule 103 under the Exchange Act, certain Underwriters and selling group members that are market makers ("passive market makers") in the common stock may make bids for or purchases of common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides that:

  . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part,

  . a passive market maker may not effect transactions or display bids for common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers, and

  .bids made by passive market makers must be identified as such.

    Allscripts estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $425,000, substantially all of which will be paid by Allscripts.

    Allscripts and the selling stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                         WHERE TO FIND MORE INFORMATION

    We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement. For further information with respect to us and the common stock, you should refer to the registration statement, including the related exhibits and schedules. The statements contained in this prospectus as to the contents of any document filed as an exhibit are of necessity brief descriptions and are not necessarily complete; each of these statements is qualified in its entirety by reference to the document.

    You may read and copy this registration statement, including the exhibits, without charge and obtain copies at prescribed rates at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, you can obtain documents that we file electronically, including registration statements, quarterly and annual reports and proxy statements and other information, from the SEC's Web site at: http://www.sec.gov.

                                ALLSCRIPTS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Accountants........................................ F-2
Consolidated Balance Sheets at December 31, 1998 and 1999................ F-3
Consolidated Statements of Operations for the years ended December 31,
 1997, 1998 and 1999..................................................... F-5
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1997, 1998 and 1999.................................. F-6
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1998 and 1999..................................................... F-7
Notes to Consolidated Financial Statements............................... F-8


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Allscripts, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Allscripts, Inc. and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Allscripts' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 17, 2000

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                             December 31,
                                                             1998    1999
                                                            ------- -------
ASSETS
Current assets:
  Cash and cash equivalents................................ $   718 $40,561
  Marketable securities....................................     --   15,049
  Accounts receivable, net of allowances of $4,523 in 1998
   and $3,743 in 1999......................................   9,525   5,466
  Inventories..............................................   2,905   3,585
  Prepaid and other current assets.........................     229     786
                                                            ------- ------- ---
    Total current assets...................................  13,377  65,447
Fixed assets, net..........................................   1,784   4,940
Intangible assets, net.....................................   3,702   3,575
Debt issuance costs........................................      57      52
                                                            ------- ------- ---
    Total assets........................................... $18,920 $74,014
                                                            ======= ======= ===




  The accompanying notes are an integral part of these consolidated financial statements.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

               (In thousands, except share and per share amounts)

                                                           December 31,
                                                           1998      1999
                                                         --------  --------
LIABILITIES
Current liabilities:
  Note payable.........................................  $  4,000  $    --
  Accounts payable.....................................     7,829     4,352
  Accrued expenses.....................................     1,277     1,664
  Deferred revenue.....................................       --        575
                                                         --------  --------  ---
   Total current liabilities...........................    13,106     6,591
Long-term debt.........................................        59        59
                                                         --------  --------  ---
   Total liabilities...................................    13,165     6,650
                                                         --------  --------  ---
REDEEMABLE PREFERRED SHARES
  Series I, cumulative, $1.00 par value, 1,339,241
   shares authorized, issued and outstanding in 1998,
   including $521 of cumulative dividends, liquidation
   value of $8,654; no shares authorized, issued and
   outstanding in 1999.................................     8,546       --
  Series J, cumulative, $1.00 par value, 1,812,903
   shares authorized, 1,803,838 issued and outstanding
   in 1998, including $702 of cumulative dividends,
   liquidation value of $11,656; no shares authorized,
   issued and outstanding in 1999......................    12,358       --
  Series H, cumulative, $1.00 par value, 1,361,775
   shares authorized, issued and outstanding in 1998,
   including $3,007 of cumulative dividends,
   liquidation value of $8,800; no shares authorized,
   issued and outstanding in 1999......................    11,643       --
                                                         --------  --------  ---
                                                           32,547       --
                                                         --------  --------
COMMITMENTS AND CONTINGENCIES (NOTES 8 AND 13).........       --        --
                                                         --------  --------
SHAREHOLDERS' EQUITY (DEFICIT)
Preferred shares:
  Undesignated, $0.01 par value, 1,000,000 shares
   authorized, no shares issued and outstanding in
   1999................................................       --        --
  Series A, $1.00 par value, 1,050,000 shares
   authorized, issued and outstanding in 1998,
   liquidation value of $1,050, convertible to common
   shares; no shares authorized, issued and outstanding
   in 1999.............................................     1,050       --
  Series B, $1.00 par value, 533,333 shares authorized,
   issued and outstanding in 1998, liquidation value of
   $2,000, convertible to common shares; no shares
   authorized, issued and outstanding in 1999..........       533       --
  Series C, $1.00 par value, 2,187,501 shares
   authorized, issued and outstanding in 1998,
   liquidation value of $7,000, convertible to common
   shares; no shares authorized, issued and outstanding
   in 1999 ............................................     2,188       --
  Series D, $1.00 par value, 1,833,334 shares
   authorized, issued and outstanding in 1998,
   liquidation value of $8,250, convertible to common
   shares; no shares authorized, issued and outstanding
   in 1999.............................................     1,833       --
  Series F, $1.00 par value, 2,492,781 shares
   authorized, issued and outstanding in 1998,
   liquidation value $3,116, convertible to common
   shares; no shares authorized, issued and outstanding
   in 1999.............................................     2,493       --
  Series G, $1.00 par value, 621,819 shares authorized,
   issued and outstanding in 1998, liquidation value
   $2,798, convertible to common shares; no shares
   authorized, issued and outstanding in 1999..........       622       --
                                                         --------  --------  ---
                                                            8,719       --
Common shares $0.01 par value, 125,000,000 and
 75,000,000 shares authorized, 8,358,654 and 24,221,537
 shares issued, and 8,324,189 and 24,187,072 shares
 outstanding in 1998 and 1999, respectively............        84       242
Additional paid-in capital.............................    15,468   130,830
Unearned compensation..................................      (231)   (1,632)
Treasury stock at cost: 34,465 common shares...........       (68)      (68)
Accumulated deficit....................................   (50,764)  (62,008)
                                                         --------  --------  ---
   Total shareholders' equity (deficit)................   (26,792)   67,364
                                                         --------  --------  ---
   Total liabilities, redeemable preferred shares and
    shareholders' equity (deficit).....................  $ 18,920  $ 74,014
                                                         ========  ========  ===

  The accompanying notes are an integral part of these consolidated financial statements.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                   Year ended December 31,
                                                    1997     1998      1999
                                                  --------  -------  --------
Revenue.......................................... $ 30,593  $23,682  $ 27,586
Cost of revenue..................................   21,117   17,320    21,909
                                                  --------  -------  --------
    Gross profit.................................    9,476    6,362     5,677
Selling, general and administrative expenses.....   13,869   12,658    20,656
Amortization of intangibles......................      409      372     1,351
Other operating expenses.........................    2,568      430       319
                                                  --------  -------  --------
    Loss from operations.........................   (7,370)  (7,098)  (16,649)
Interest income (expense), net...................   (1,621)    (596)    1,216
                                                  --------  -------  --------
Loss from continuing operations..................   (8,991)  (7,694)  (15,433)
Income (loss) from discontinued operations.......   (1,808)     970       642
Gain from sale of discontinued operations........      --       --      3,547
                                                  --------  -------  --------
Loss before extraordinary item...................  (10,799)  (6,724)  (11,244)
Extraordinary loss from early extinguishment of
 debt............................................      --      (790)      --
                                                  --------  -------  --------
Net loss.........................................  (10,799)  (7,514)  (11,244)
Accretion of mandatory redemption value of
 preferred shares and accrued dividends on
 preferred shares................................     (923)  (2,415)   (2,198)
                                                  --------  -------  --------
Net loss attributable to common shareholders..... $(11,722) $(9,929) $(13,442)
                                                  ========  =======  ========
Per share data--basic and diluted:
 Loss from continuing operations (including
  accretion and accrued dividends on preferred
  shares)........................................ $  (3.35) $ (1.66) $  (1.20)
 Income (loss) from discontinued operations......    (0.61)    0.16      0.04
 Gain from sale of discontinued operations.......      --       --       0.25
 Extraordinary loss..............................      --     (0.13)      --
                                                  --------  -------  --------
 Net loss attributable to common shareholders.... $  (3.96) $ (1.63) $  (0.91)
                                                  ========  =======  ========
Per share data--pro forma basic and diluted
 (unaudited):
 Loss from continuing operations (excluding
  accretion and accrued dividends on preferred
  shares)........................................           $ (0.88) $  (0.94)
 Income (loss) from discontinued operations......              0.11      0.04
 Gain from sale of discontinued operations.......               --       0.22
 Extraordinary loss..............................             (0.09)      --
                                                            -------  --------
 Net loss attributable to common shareholders....           $ (0.86) $  (0.68)
                                                            =======  ========
Weighted average shares of common stock
 outstanding used in computing basic and diluted
 net loss per share..............................    2,956    6,076    14,718
                                                  ========  =======  ========
Weighted average shares of common stock
 outstanding used in computing pro forma basic
 and diluted net loss per share (unaudited)......             9,073    16,426
                                                            =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                     (In thousands, except share amounts)

                                                               Additional Unearned                  Accumu-
                             Preferred            Common        Paid-In   Compen-      Treasury      lated
                              Shares              Shares        Capital    sation       Stock       Deficit
                         ------------------  ----------------- ---------- --------  --------------- --------
                           Shares    Amount    Shares   Amount                      Shares   Amount
                         ----------  ------  ---------- ------                      -------  ------
Balance at December 31,
1996....................  8,718,768  $8,719   2,867,715  $ 29   $ 17,049  $   --    (20,179)  $(46) $(32,451)
 Issuance of 37,807
 common shares under
 option agreements......                         37,807     1         56            (14,286)   (22)
 Issuance of 519,530
 common shares to HBO &
 Co. for TouchScript
 software...............                        519,530     5         26
 Cumulative dividends in
 arrears on Series H
 redeemable preferred
 shares.................                                            (704)
 Accretion of mandatory
 redemption value of
 preferred shares.......                                            (219)
 Net loss for the year
 ended December 31,
 1997...................                                                                             (10,799)
                         ----------  ------  ----------  ----   --------  -------   -------   ----  --------
Balance at December 31,
1997....................  8,718,768   8,719   3,425,052    35     16,208      --    (34,465)   (68)  (43,250)
 Issuance of 4,597,070
 common shares in Series
 I Unit Offering........                      4,597,070    46        963
 Issuance of 336,532
 common shares under
 option agreements......                        336,532     3         54
 Issuance of 1,326,652
 warrants in connection
 with exchange of
 subordinated
 convertible debentures
 for Series J redeemable
 preferred shares.......                                             239
 Unearned compensation
 expense................                                             407     (407)
 Compensation expense...                                                      176
 Cumulative dividends in
 arrears on Series H
 redeemable preferred
 shares.................                                            (704)
 Cumulative dividends in
 arrears on Series I
 redeemable preferred
 shares.................                                            (521)
 Cumulative dividends in
 arrears on Series J
 redeemable preferred
 shares.................                                            (702)
 Accretion of mandatory
 redemption value of
 preferred shares.......                                            (323)
 Issuance costs of
 Series I Unit
 Offering...............                                            (153)
 Net loss for the year
 ended December 31,
 1998...................                                                                              (7,514)
                         ----------  ------  ----------  ----   --------  -------   -------   ----  --------
Balance at December 31,
1998....................  8,718,768   8,719   8,358,654    84     15,468     (231)  (34,465)   (68)  (50,764)
 Issuance of 204,771
 shares of common stock
 in connection with
 MedSmart acquisition...                        204,771     2      2,570
 Issuance of 961,541
 shares of common stock
 under option
 agreements.............                        961,541     9        797
 Expense related to
 warrants granted to
 nonemployee............                                              30
 Issuance of 7,000,000
 shares of common stock
 in initial public
 offering, net of
 offering expenses......                      7,000,000    70    102,639
 Payment of fractional
 shares in connection
 with reverse stock
 split..................                                              (6)
 Issuance of 4,699,130
 shares of common stock
 under warrant
 agreements.............                      4,699,130    47        367
 Issuance of 19,958
 shares of common stock
 under a contingent
 payment obligation.....                         19,958     0        319
 Conversion of
 convertible preferred
 shares to common shares
 at initial public
 offering............... (8,718,768) (8,719)  2,977,483    30      8,689
 Other capital
 contribution...........                                              12
 Unearned compensation
 expense................                                           1,850   (1,850)
 Compensation expense...                                                      449
 Expense related to
 options granted to
 nonemployees...........                                             293
 Cumulative dividends in
 arrears on Series H
 redeemable preferred
 shares.................                                            (407)
 Cumulative dividends in
 arrears on Series I
 redeemable preferred
 shares.................                                            (425)
 Cumulative dividends in
 arrears on Series J
 redeemable preferred
 shares.................                                            (572)
 Accretion of mandatory
 redemption value of
 preferred shares.......                                            (794)
 Net loss for the year
 ended December 31,
 1999...................                                                                             (11,244)
                         ----------  ------  ----------  ----   --------  -------   -------   ----  --------
Balance at December 31,
1999....................        --   $  --   24,221,537  $242   $130,830  $(1,632)  (34,465)  $(68) $(62,008)
                         ==========  ======  ==========  ====   ========  =======   =======   ====  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Year ended December 31,
                                                     1997     1998      1999
                                                   --------  -------  --------
Cash flows from operating activities:
  Net loss........................................ $(10,799) $(7,514) $(11,244)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation and amortization.................    1,695    1,531     2,517
    Gain on sale of discontinued operations.......      --       --     (3,547)
    Expense from issuance of equity instruments to
     nonemployees.................................      --       --        323
    Write-off of intangible assets................    5,622      --        --
    Extraordinary loss............................      --       791       --
    Compensation expense..........................      --       176       449
    Exchange of debentures in satisfaction of
     accrued interest.............................      876      439       --
    Other operating expense.......................      --       --        319
    Changes in assets and liabilities:
      Decrease in accounts receivable, net........      559       55     4,195
      (Increase) decrease in inventories..........      247     (348)   (1,353)
      (Increase) decrease in prepaids and other
       current assets.............................      (23)     154      (604)
      (Decrease) increase in accounts payable.....      266    1,131    (3,999)
      (Decrease) increase in accrued expenses and
       deferred revenue...........................     (114)    (580)      251
                                                   --------  -------  --------
        Net cash used in operating activities.....   (1,671)  (4,165)  (12,693)
                                                   --------  -------  --------
Cash flows from investing activities:
  Capital expenditures............................   (1,192)    (884)   (4,428)
  Purchase of marketable securities...............      --       --    (15,049)
  Disposal of property, plant, and equipment......       40      --        --
  Proceeds from sale of discontinued operations...      --       --      7,472
  Acquisition of TouchScript software.............      (50)     --        --
  Cash received in acquisitions...................      --       --         46
                                                   --------  -------  --------
        Net cash used in investing activities.....   (1,202)    (884)  (11,959)
                                                   --------  -------  --------
Cash flows from financing activities:
  Proceeds from initial public offering...........      --       --    102,709
  Borrowings under line of credit.................    2,500    4,000     1,400
  Payments under line of credit...................      --    (2,500)   (5,400)
  Proceeds from Series I Unit Offering............      --     8,930       --
  Payments under long-term obligations............     (101)     --        --
  Payments for preferred stock redemptions........      --       --    (34,745)
  Payment of note payable in connection with
   acquisition....................................      --       --       (650)
  Proceeds from exercise of common stock
   warrants.......................................      --       --        414
  Repayment of term loan..........................      --    (4,693)      --
  Payments on capital lease.......................      (20)     --        --
  Proceeds from exercise of common stock options..       57       57       806
  Treasury stock purchases........................      (22)     --        --
  Share and debt issue costs......................      --      (232)      (45)
  Other capital contribution......................      --       --         12
  Payment of fractional shares....................      --       --         (6)
                                                   --------  -------  --------
        Net cash provided by financing
         activities...............................    2,414    5,562    64,495
                                                   --------  -------  --------
Net increase (decrease) in cash and cash
 equivalents......................................     (459)     513    39,843
Cash and cash equivalents, beginning of year......      664      205       718
                                                   --------  -------  --------
Cash and cash equivalents, end of year............ $    205  $   718  $ 40,561
                                                   ========  =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

    Allscripts, Inc. and its wholly owned subsidiaries, Allscrips Pharmacy Centers, Inc., Prescription Management Company, Inc., Physician Dispensing Systems, Inc. and TeleMed Corp. (altogether referred to as "Allscripts"), provide physicians with Internet and client/server medication management solutions designed to improve the quality and cost effectiveness of pharmaceutical healthcare. Allscripts grants uncollateralized credit to its customers. Allscripts operates in one industry segment. As its product offerings evolve, the manner in which its activities are internally reported and its decisions are made could change. Allscripts will continually evaluate its determination of operating segments. The company changed its name to Allscripts, Inc. on October 20, 1997 and merged into a subsidiary incorporated in Delaware upon the closing of its initial public offering in July 1999 (Note
12).

2. Summary of Significant Accounting Policies

Principles of Consolidation

    The consolidated financial statements include the accounts of Allscripts, Inc. and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Revenue Recognition

    Allscripts' revenue is primarily derived from the sale of medications for dispensing at the point of care. Revenue is also generated from sales of software subscriptions and services as well as the sale and leasing of hardware to customers. Allscripts defers the recognition of all revenue until collectibility is probable, persuasive evidence of an arrangement exists and the price of the products or services being sold is fixed and determinable. Revenue from the sale of medications is recognized upon shipment of the pharmaceutical products. Revenue from software subscriptions and related leased hardware, if applicable is recognized ratably over the term of the subscription beginning after the software and hardware have been delivered and installed and customer training has been completed. Revenue from the sale of hardware is recognized upon shipment of the product; however, no revenue is recognized for software subscriptions or the lease or sale of hardware where payment of the related fee is refundable or subject to the performance of future obligations. Revenue from services is recognized as they are performed.

Manufacturer Rebates

    Rebates from suppliers are recorded as a reduction of cost of revenue and are recognized on an estimated basis upon shipment of the product to customers. The difference between the amount estimated and the amount actually received is reflected prospectively as a change of estimate. These revisions have not been material.

Inventories

    Inventories, which consist primarily of finished goods, are carried at the lower of cost or market with cost being determined using the specific identification method.

Fixed Assets

    Fixed assets are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Upon asset retirement or other disposition, cost and the related allowance for depreciation are removed from the accounts, and gain or loss is included in the

                       ALLSCRIPTS, INC. AND SUBSIDIARIES
consolidated statements of operations. Amounts expended for repairs and maintenance are charged to operations as incurred.

Intangible Assets

    Intangible assets, which are stated at cost, consist of software rights, non-compete agreements, customer lists and goodwill. Allscripts' policy is to amortize intangible assets using the straight-line method over the remaining estimated economic life of those assets including the period being reported on. Upon the occurrence of an event or change in circumstances indicating that the carrying amount of its intangible assets may not be recoverable, Allscripts analyzes their value to determine whether the recorded amounts are reasonable and are not impaired. The analysis includes a review of undiscounted future cash flows for each group of acquired customers based on environmental factors, customer retention and other factors Allscripts believes are relevant to determine if any impairment of the asset has occurred. If impairment is noted, the amount of impairment is then measured and a writedown is recorded. If necessary, the remaining amortization period is adjusted accordingly.

Debt Issuance Costs

    Costs attributable to the issuance of significant debt are deferred and amortized on a straight-line basis over the term of the related debt.

Use of Estimates

    Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end and the reported amounts of revenue and expenses during the year. Actual results could differ from these estimates.

Concentration of Credit Risk

    Financial instruments that potentially subject Allscripts to a concentration of credit risk consist of cash and cash equivalents, marketable securities and trade receivables. Allscripts maintains its cash balances with one major commercial bank and its cash equivalents and marketable securities in interest-bearing, investment-grade securities.

    Allscripts sells its products and services to healthcare providers and employer funded benefit plans. Credit risk with respect to trade receivables is generally diversified due to the large number of customers and their dispersion across the United States. Trade receivables with employer funded benefit plans are further diversified across many different industries. To reduce credit risk, Allscripts performs ongoing credit evaluations of its customers and their payment histories. In general, Allscripts does not require collateral from its customers, but it does enter into advance deposit, security or guarantee agreements if appropriate.

    The provision for doubtful accounts aggregated $667,000 and $1,241,000 in 1997 and 1998, respectively. Allscripts recorded a net credit to income aggregating $633,000 in 1999 due to the collection of receivables which had been reserved as being uncollectable in previous periods.

Income Taxes

    Deferred tax assets or liabilities are established for temporary differences between financial and tax reporting bases and for tax carryforward items and are subsequently adjusted to reflect changes in tax

                       ALLSCRIPTS, INC. AND SUBSIDIARIES
rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

Stock Based Compensation

    Allscripts follows Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123). As allowed by FAS 123, Allscripts has elected to continue to account for its stock based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense has been recognized to the extent of employee or director services rendered based on the intrinsic value of compensatory options or shares granted under the plans. Allscripts has adopted the disclosure provisions required by FAS 123.

Fair Value of Financial Instruments

    The carrying amounts reported in the balance sheets for cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate their fair values due to the short-term nature of these financial instruments. The fair value of the long-term debt is estimated based on current interest rates available to Allscripts for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying value of the long-term debt approximates its fair value.

Advertising Costs

    Allscripts recognizes substantially all advertising costs as incurred. Advertising expense was $17,000, $0 and $118,000 in 1997, 1998 and 1999, respectively.

Comprehensive Income

    During 1998, Allscripts adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. To date, Allscripts has not had any transactions that are required to be reported as other comprehensive income.

Net Loss Per Share

    Allscripts accounts for net loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). FAS 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing the net loss attributable to common shareholders by the weighted average shares of outstanding common stock. For purposes of calculating diluted earnings per share, the denominator includes both the weighted average shares of common stock outstanding and dilutive potential common stock.

    In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period. Allscripts has excluded the impact of all outstanding warrants and options to purchase shares of common stock, all outstanding convertible preferred shares on an if-converted basis and contingent share payment obligations from the calculation of diluted loss per share because all such securities are antidilutive for all periods presented.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

    On July 28, 1999, Allscripts consummated an initial public offering of its common stock. Upon the closing of the offering, all of the outstanding shares of Allscripts' convertible preferred stock were automatically converted into 2,977,483 shares of common stock. Additionally, 19,958 shares of common stock were issued upon the closing of the offering, pursuant to a contingent share payment obligation (see Note 3). The unaudited pro forma diluted net loss per share information included in the accompanying consolidated statements of operations for the years ended December 31, 1998 and 1999 reflects the impact of such conversion and such issuance on basic and diluted net loss per share as of the beginning of the year, or date of issuance, if later, using the if-converted method. In addition, the unaudited pro forma net loss per share information excludes accretion and accrued dividends on redeemable preferred shares as redemption of said shares is assumed to have occurred as of the beginning of the year or, if later, date of issuance.

    Below is a summary of the shares used in calculating diluted net loss per share and unaudited pro forma diluted net loss per share for the periods indicated.

                                                                Year Ended
                                                               December 31,
                                                            1997  1998   1999
                                                            ----- ----- ------
                                                              (In thousands)
   Diluted weighted average shares outstanding:
     Attributable to common stock outstanding.............. 2,956 6,076 14,718
     Attributable to common stock options and warrants.....   --    --     --
     Attributable to convertible preferred stock...........   --    --     --
     Attributable to contingent share payment obligation...   --    --     --
                                                            ----- ----- ------
                                                            2,956 6,076 14,718
                                                            ===== ===== ======
   Unaudited pro forma diluted weighted average shares
    outstanding:
     Attributable to common stock outstanding.................... 6,076 14,718
     Attributable to common stock options and warrants...........   --     --
     Attributable to convertible preferred stock................. 2,977  1,696
     Attributable to contingent share payment obligation.........    20     12
                                                                  ----- ------
                                                                  9,073 16,426
                                                                  ===== ======

Software Development Costs

    Allscripts capitalizes purchased software that is ready for service and software development costs incurred from the time technological feasibility of the software is established until the software is ready for use. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Upon the establishment of technological feasibility for previous versions of TouchScript, related software development costs were capitalized. However, these costs were written off because the recoverability was uncertain since market acceptance of TouchScript had not been achieved. Development costs incurred subsequent to the establishment of technological feasibility but prior to general release of the current version of TouchScript were not significant. Software development costs of $518,000, $771,000 and $1,417,000 have been expensed in 1997, 1998 and 1999, respectively. The costs of purchased software are amortized using the straight-line method over three years.

Cash, Cash Equivalents and Marketable Securities

    Cash and cash equivalents balances at December 31, 1999 consist of cash and highly liquid corporate debt securities with maturities at the time of purchase of less than 90 days. The cash and cash equivalents balance at December 31, 1998 consisted exclusively of cash.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

   At December 31, 1999, cash equivalents were comprised of overnight repurchase agreements, money market funds and corporate debt securities totaling $290,000, $16,578,000 and $22,066,000, respectively.

   Marketable securities at December 31, 1999 were comprised of corporate debt securities with a weighted average time to maturity of 3.6 months. These securities were available for sale and their amortized cost approximated fair market value at December 31, 1999.

3. Other Operating Expenses

   Other operating expenses consist of the following for the years ended December 31:

                                                                1997  1998 1999
                                                               ------ ---- ----
                                                                (In thousands)
      Management reorganization and shutdown costs............ $  240 $430 $--
      Settlement of contingent payment obligation.............    --   --   319
      Writedown of acquisition intangibles....................  2,328  --   --
                                                               ------ ---- ----
                                                               $2,568 $430 $319
                                                               ====== ==== ====

   The management reorganization and shutdown costs relate to severance costs associated with reductions in force and other severance arrangements. The portion of the charges outlined above that relates to management reorganization equals $240,000 in 1997 and $430,000 in 1998. The number and nature of employees affected in each year is as follows: 1997, seven administrative and three sales and 1998, ten administrative and nine sales. As of December 31, 1999, all payments provided for had been made.

   A summary of management reorganization and shutdown costs and related payments is as follows:

                                                            1997   1998   1999
                                                            -----  -----  -----
                                                             (In thousands)
      Beginning balance.................................... $ 286  $ 181  $ 273
      Expense..............................................   240    430    --
      Payments.............................................  (345)  (338)  (273)
                                                            -----  -----  -----
        Ending balance..................................... $ 181  $ 273  $ --
                                                            =====  =====  =====

   The settlement of contingent payment obligation reflects a non-cash, non-recurring charge related to the issuance of 19,958 shares of common stock upon the closing of the initial public offering in settlement of a contingent payment obligation related to an acquisition Allscripts made in 1995.

   Allscripts determined that an impairment of customer lists and goodwill acquired in certain point-of-care-dispensing acquisitions occurred in 1997. The impairment was triggered by the loss of customers and the reduced level of operating profit being generated by the acquired customers. The impairment analysis included a review of undiscounted future cash flows for each group of acquired customers to determine if any impairment of the asset had occurred. As a result, Allscripts has made a provision in 1997 of $2,328,000, representing the estimated excess of the carrying value of the intangible assets over the discounted future cash flows. In addition, Allscripts reduced the remaining amortization period to six and three years for goodwill and customer lists, respectively, related to its mail order pharmacy business and five and two years for goodwill and customer lists, respectively, related to its point-of-care site dispensing business. The previous amortization periods had been 20 and 10 years, respectively, for intangibles arising from those acquisitions. In testing for impairment, Allscripts used the held-for-use model under FAS 121.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

4. Acquisitions

    On May 10, 1999, Allscripts acquired TeleMed Corp., which operated as MedSmart, a privately held company that sells Internet-based physician drug education programs and medical books online and by telephone. In exchange for all of the outstanding common shares of MedSmart, Allscripts issued 117,500 shares of its common stock at closing and an additional 87,271 shares in September 1999 pursuant to a contingent payment obligation. Allscripts assigned a value of $11.00 per share to the shares issued at closing and $14.65 per share to the shares issued in September. The business combination was accounted for using the purchase method of accounting, and MedSmart's results of operations have been included in the consolidated financial statements subsequent to the date of acquisition. The acquisition resulted in goodwill of approximately $3,200,000, which represents the excess of the purchase price over the fair value of the acquired net assets and which is being amortized on a straight-line basis over two years.

    On June 30, 1999, Allscripts acquired substantially all of the assets of Shopping@Home, Inc., a development-stage Internet retailer, in exchange for a promissory note in the principal amount of $650,000, bearing interest at 6% per year and payable upon the consummation of an initial public offering. The business combination was accounted for using the purchase method of accounting, and the results of operations of Shopping@Home have been included in the consolidated financial statements subsequent to the date of acquisition. The acquisition resulted in goodwill of approximately $630,000, which represents the excess of the purchase price over the fair value of the acquired net liabilities and which is being amortized on a straight-line basis over two years. The promissory note, including accrued interest of $3,000, was repaid in August 1999.

    The following unaudited pro forma consolidated results of operations for the years ended December 31, 1998 and 1999 assume the MedSmart and Shopping@Home, Inc. acquisitions occurred as of January 1 of each year. As a result, weighted average shares include 205,000 shares issued as consideration for the MedSmart acquisition as if they had been issued as of January 1 of each period presented. The unaudited pro forma results are not indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of each of the periods presented, nor are they necessarily indicative of future consolidated results.

                                                                Year Ended
                                                               December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
                                                              (In thousands,
                                                             except per share
                                                                   data)
   Revenue.................................................  $ 25,293  $ 28,045
   Loss from continuing operations.........................   (10,388)  (16,937)
   Income from discontinued operations.....................       970       642
   Gain from sale of discontinued operations...............       --      3,547
   Extraordinary loss from early extinguishment of debt....      (790)      --
   Net loss................................................   (10,208)  (12,748)
   Net loss attributable to common shareholders............   (12,623)  (14,946)
   Per share data--basic and diluted:
     Loss from continuing operations (including accretion
      and accrued dividends on preferred shares)...........  $  (2.04) $  (1.29)
     Income from discontinued operations...................      0.16      0.04
     Gain from sale of discontinued operations.............       --       0.24
     Extraordinary loss from early extinguishment of debt..     (0.13)      --
                                                             --------  --------
       Net loss attributable to common shareholders........  $  (2.01) $  (1.01)
                                                             ========  ========
   Weighted average shares of common stock outstanding used
    in computing unaudited pro forma basic and diluted net
    loss per share.........................................     6,281    14,825
                                                             ========  ========

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

5. Fixed Assets

    Fixed assets as of December 31 consist of the following:

                                                       Estimated
                                                      Useful Life  1998   1999
                                                      ----------- ------ ------
                                                                       (In
                                                                   thousands)
      Office furniture and equipment.................  2-7 years  $3,845 $4,466
      Service assets.................................    2 years   1,064  3,844
      Production and warehouse equipment.............    7 years   1,106  1,088
      Leasehold improvements.........................    4 years     584    952
      Construction in progress.......................        --       40     57
                                                                  ------ ------
                                                                   6,639 10,407
      Less accumulated depreciation..................              4,855  5,467
                                                                  ------ ------
                                                                  $1,784 $4,940
                                                                  ====== ======

    Depreciation expense from continuing operations was approximately $522,000, $563,000 and $980,000 in 1997, 1998 and 1999, respectively.

    Service assets includes equipment leased to customers and equipment placed with customers for their use in running Allscripts' software. At December 31, 1999, service assets included $1,296,000 of assets at physician sites in various stages of installation for which depreciation had not begun.

6. Intangible Assets

    Intangible assets as of December 31 consist of the following:

                                                    Estimated
                                                   Useful LIfe   1998    1999
                                                   ----------- -------- -------
                                                                (In thousands)
      Capitalized software........................    3 years  $     81 $    81
      Non-compete agreements......................    5 years       515     --
      Customer lists..............................  4-5 years     4,264   3,563
      Goodwill....................................  2-8 years    15,984  12,044
                                                               -------- -------
                                                                 20,844  15,688
      Less accumulated amortization...............               17,142  12,113
                                                               -------- -------
                                                               $  3,702 $ 3,575
                                                               ======== =======

    Accumulated amortization includes writedowns in excess of normal amortization.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

7. Accrued Expenses

    Accrued expenses as of December 31 consist of the following:

                                                                 1998   1999
                                                                ------ ------
                                                                     (In
                                                                 thousands)
      Accrued employee compensation benefits and payroll
       taxes................................................... $  201 $  172
      Accrued vacation pay.....................................    550    654
      Accrued management bonus.................................    --     326
      Accrued severance........................................    273    139
      Accrued travel...........................................    --     115
      Accrued commissions......................................     42     36
      Accrued interest.........................................      3      8
      Accrued other............................................    208    214
                                                                ------ ------
                                                                $1,277 $1,664
                                                                ====== ======

8. Lease Commitments

    Allscripts conducts its operations from leased premises and with equipment acquired under several operating leases. Total rent expense from continuing operations was approximately $491,000, $599,000 and $579,000 in 1997, 1998 and 1999, respectively.

    Future minimum rental payments for the next five years are as follows (in thousands):

      Year Ending
       December
          31,
      -----------
      2000.............................................................. $  737
      2001..............................................................    809
      2002..............................................................    804
      2003..............................................................    805
      2004..............................................................    411
                                                                         ------
      Total minimum lease payments...................................... $3,566
                                                                         ======

9. Notes Payable

    Notes payable as of December 31 consist of the following:

                                                                1998    1999
                                                               ------- -------
                                                               (In thousands)
      Borrowings under revolving credit facility with
       commercial bank........................................ $ 4,000 $  --
                                                               ======= ======

    Through April 16, 1998, Allscripts maintained a credit arrangement with a commercial bank consisting of two components, a revolving credit facility and a term loan. The revolving credit facility permitted borrowings up to $10,000,000, limited by certain eligible working capital requirements. Borrowings under the revolving credit facility were collateralized by accounts receivable, inventory, equipment and other assets. Allscripts was required to maintain a compensating balance of $350,000 under the revolving credit facility.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

    The term loan, which was guaranteed by a certain preferred shareholder and which was part of the credit arrangement with a commercial bank that expired on April 30, 1998, was paid off in April 1998 from the proceeds of the Series I Unit Offering.

    On April 16, 1998, Allscripts signed a new revolving credit agreement with its commercial bank. As amended, the revolving credit facility permits borrowings up to $10,000,000, limited by certain eligible working capital requirements. Interest is at prime plus 0.5% (9.0% at December 31, 1999). Borrowings under the revolving credit facility are collateralized by accounts receivable, inventory, equipment and other assets. The revolving credit facility expires on April 16, 2000.

    Under the revolving credit agreement, Allscripts is required to maintain certain financial ratios, including minimum net working capital, minimum EBITDA and minimum capital funds. The agreement also prohibits the payment of dividends. No outstanding borrowings existed under the line at December 31, 1999, and no amounts were available for borrowing at that date due to certain covenant violations.

10. Long-Term Obligations

    On April 30, 1996, Allscripts completed a $10,000,000 financing in the form of 8.0% convertible subordinated debentures due April 30, 2001. Interest on the debentures was payable semiannually. The debentures could be converted into 2,683,152 common shares of Allscripts at a conversion price equal to $4.2024. The debentures were convertible at the option of the holder. Under the terms of the debenture agreements, Allscripts' ability to pay dividends was restricted under certain circumstances.

    In conjunction with the issuance of the Series I Preferred and common stock (see Note 12), the majority of the outstanding subordinated convertible debentures were exchanged for 1,803,838 shares of Series J Preferred (see Note
12). In connection with this exchange, Allscripts also issued to the Series J Preferred shareholders 1,326,652 detachable warrants to purchase shares of common stock of Allscripts for $0.06 per share. The warrants will expire five years from the date of closing of the sale of Series I Preferred (see Note 12).

    An extraordinary loss of $790,000 was recorded in the consolidated statement of operations for the year ended December 31, 1998, consisting of the writeoff of deferred financing costs related to Allscripts' convertible subordinated debentures in connection with their exchange for shares of Series J Preferred and warrants.

    Long-term obligations as of December 31 consist of the following:

                                                                 1998     1999
                                                               -------- --------
                                                                (In thousands,
                                                               except share and
                                                                   per share
                                                                   amounts)
Convertible subordinated debentures issued April 30, 1996;
 due April 30, 2001; interest at 8.0% payable semiannually on
 April 30 and October 31, potentially increasing 0.5% on each such interest record date to a maximum of 1.5%; convertible into 13,985 common shares at December 31, 1998 and 1999 at
 $4.2024.....................................................    $   59   $   59
                                                               -------- --------
Less current portion.........................................       --       --
                                                               -------- --------
                                                               $     59 $     59
                                                               ======== ========

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

11. Income Taxes

    Under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," Allscripts recognizes a current tax asset or liability for current taxes refundable or payable, respectively and a deferred tax asset or liability for the estimated future tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting and their tax basis, excluding goodwill, and carryforwards to the extent that these items are realizable. The consolidated income tax provision is comprised as follows:

                             December 31, 1998           December 31, 1999
                         --------------------------  --------------------------
                         Current Noncurrent  Total   Current Noncurrent  Total
                         ------- ---------- -------  ------- ---------- -------
                                            (In thousands)
Deferred income tax.....  $ 438   $ 1,258   $ 1,696   $(249)  $ 4,603   $ 4,354
Valuation allowance.....   (438)   (1,258)   (1,696)    249    (4,603)   (4,354)
                          -----   -------   -------   -----   -------   -------
                          $ --    $   --    $   --    $ --    $   --    $   --
                          =====   =======   =======   =====   =======   =======

    Realization of deferred tax assets is contingent upon the generation of future taxable income. Due to the uncertainty of realization of these future tax benefits, Allscripts has provided a valuation allowance for the full amount of its deferred tax assets.

                                      December 31, 1998    December 31, 1999
                                     -------------------  -------------------
                                     Temporary    Tax     Temporary    Tax
                                     Difference  Effect   Difference  Effect
                                     ---------- --------  ---------- --------
                                                 (In thousands)
Allowance for doubtful accounts.....  $  4,523  $  1,877   $  3,743  $  1,553
Acquisition costs...................       873       362        873       362
Accrued vacation....................       550       228        654       271
Accrued bonus.......................        30        12        --        --
Accrued severance...................       --        --         139        58
Inventory reserve...................       154        64        --        --
Contributions carryover.............       --        --          36        15
Inventory capitalization............        56        23         83        34
Gain on sale of discontinued
 operation..........................       --        --          30        13
Property, plant and equipment.......       111        46        265       110
Net operating loss carryforwards....    30,534    12,672     41,500    17,222
                                      --------  --------   --------  --------
    Subtotal........................    36,831    15,284     47,323    19,638
Less: valuation allowance...........   (36,831)  (15,284)   (47,323)  (19,638)
                                      --------  --------   --------  --------
    Total...........................  $    --   $    --    $    --   $    --
                                      ========  ========   ========  ========

    The U.S. federal statutory tax rate differs from Allscripts' effective tax rate due to the following:

                                                                  Year Ended
                                                                 December 31,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
                                                                      (In
                                                                  thousands)
U.S. federal statutory tax rate.................................   34.0%   34.0%
State taxes, net of federal benefit.............................    5.0     5.0
Amortization of nondeductible goodwill..........................    1.3     3.4
Other, net......................................................    1.2    (0.9)
Change in valuation allowance...................................  (41.5)  (41.5)
                                                                 ------  ------
                                                                    -- %    -- %
                                                                 ======  ======

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

    At December 31, 1999, Allscripts has operating loss carryforwards available for federal income tax reporting purposes of approximately $41,500,000. The operating loss carryforwards expire between 2002 and 2019. Allscripts' ability to utilize these operating loss carryforwards to offset future taxable income is dependent on a variety of factors, including possible limitations on usage pursuant to Internal Revenue Code Section (IRC) 382. IRC 382 imposes an annual limitation on the future utilization of operating loss carryforwards due to changes in ownership resulting from the issuance of common shares, stock options, warrants and convertible preferred shares.

12. Redeemable Preferred Shares and Shareholders' Equity

Common Stock Split

    During 1999, Allscripts' Board of Directors authorized and its shareholders approved a one-for-six reverse common stock split. Consequently, all common share and per share information in the accompanying financial statements has been adjusted to reflect the reverse stock split.

Initial Public Offering

    On July 28, 1999, Allscripts completed the initial public offering of its common stock. Allscripts issued 7,000,000 shares of common stock at an initial public offering price of $16.00 per share and all outstanding shares of convertible preferred stock automatically converted into 2,977,483 shares of common stock. The initial public offering resulted in gross proceeds of $112,000,000, $7,840,000 of which was applied to the underwriting discount and approximately $1,451,000 of which was applied to related offering expenses. In addition, Allscripts used approximately $34,745,000 of the proceeds to redeem all outstanding shares of its Series H, I and J Redeemable Preferred Stock, plus accrued dividends thereon, $3,900,000 to repay advances under its revolving line of credit with its commercial bank and approximately $653,000 to repay a promissory note, including accrued interest, issued as consideration for Allscripts' acquisition of Shopping@Home, Inc. (see Note 4).

Redeemable Preferred Shares

    The Series H Preferred shares were voting, nonparticipating and had a liquidation preference upon dissolution of Allscripts of $6.462 per share plus an amount equal to all unpaid dividends accrued thereon. The Series H Preferred shares were senior to Series A, Series B, Series C, Series D, Series F and Series G Preferred shares with respect to the liquidation preference.

    The shares were entitled to cumulative, quarterly dividends of 8.0% accruing from the date of issuance and payable beginning September 15, 1998 and then payable quarterly thereafter. Mandatory redemption of shares (at $6.462 per share) in the proportion of 10%, 10%, 10%, and 70% of the total number of shares originally issued was initially scheduled to begin on September 15, 1998 and occur annually thereafter through 2001, respectively.

    In connection with the 8% convertible subordinated debenture offering described in Note 10, the terms of the Series H Preferred were amended. Pursuant to such amendment, on September 15, 1998, Allscripts was required to begin paying dividends quarterly. Allscripts was required to redeem shares of Series H Preferred with a redemption value of $6.16 million and all accrued dividends thereon on September 15, 2001.

    In conjunction with the issuance of $8,930,000 of Series I Preferred on April 16, 1998, the terms of the Series H Preferred were amended to extend the maturity date five years from the closing of the sale of the Series I Preferred. Allscripts was required to redeem shares of Series H Preferred equal to $8,800,000

                       ALLSCRIPTS, INC. AND SUBSIDIARIES
plus all accrued dividends ($3,007,000 at December 31, 1998 or $2.21 per share) five years from the closing of the sale of Series I Preferred. In consideration of the change in terms therein, Allscripts issued 916,651 warrants to purchase shares of common stock of Allscripts for $0.06 per share to the holders of Series H Preferred. The warrants will expire five years from the date of the closing of the sale of Series I Preferred.

    On April 16, 1998, Allscripts effected the private placement of Series I Preferred and common stock of Allscripts for $8,930,000. The common stock component, 4,597,070 shares, represented 24.4% of Allscripts' common stock at April 16, 1998, assuming exercise of all options and warrants and the conversion of all convertible preferred stock into common stock. Based upon an independent appraisal, $1,009,000 was allocated to the value of the common stock issued in the Series I Unit Offering. The difference, $733,000, between the amount initially recorded for the redeemable preferred stock and its redemption value was accreted over the life of the Series I Preferred shares such that the Series I Preferred shares were reflected at redemption value at the date of redemption on July 28, 1999. The Series I Preferred shares were voting and had a liquidation preference upon dissolution of Allscripts of $6.462 per share plus an amount equal to all unpaid dividends accrued thereon. The Series I Preferred shares were in parity with the Series J Preferred shares and senior to Series A, Series B, Series C, Series D, Series F, Series G and Series H Preferred shares with respect to liquidation preference.

    A cumulative dividend on the Series I Preferred accrued at a rate of 8.5% per annum. The Series I Preferred shares were redeemed at $8,654,000 plus accrued unpaid dividends, upon completion of the initial public offering of Allscripts common stock on July 28, 1999.

    In conjunction with the issuance of the Series I Preferred and common stock, substantially all of the outstanding subordinated convertible debentures were exchanged for 1,803,838 shares of Series J Preferred. The Series J Preferred shares were voting and had a liquidation preference upon dissolution of Allscripts of $6.462 per share plus an amount equal to all unpaid dividends accrued thereon.

    A cumulative dividend on the Series J Preferred accrued at a rate of 8.5% per annum. The Series J Preferred shares were redeemed at $11,656,000 plus accrued unpaid dividends on July 28, 1999.

Preferred Shares

    The Series A, Series B, Series C, Series D, Series F and Series G Preferred shares were voting, nonparticipating, convertible, and had a liquidation preference upon dissolution of Allscripts equal to $1.00, $3.75, $3.20, $4.50, $1.25 and $4.50 per share, respectively. The Series G Preferred shares were senior to the Series A, Series B, Series C, Series D and Series F Preferred shares in respect to the liquidation preference. The Series C, Series D and Series F Preferred shares were senior to the Series A and Series B Preferred shares in respect to the liquidation preference. These preferred shareholders had the option to convert their shares into common shares at prescribed rates. Automatic conversion of all convertible preferred shares into 2,977,483 shares of common stock occurred upon the closing of the initial public offering of Allscripts common stock on July 28, 1999.

Warrants

    In conjunction with the 1996 convertible subordinated debenture offering, the term loan guaranteed by a shareholder was amended to extend the maturity date to April 30, 1998. In exchange for extending its guaranty of such term debt, Allscripts issued warrants to purchase an aggregate of 279,175 common shares with a strike price of $4.2024. The warrants expire April 30, 2001. Because the exercise price of

                       ALLSCRIPTS, INC. AND SUBSIDIARIES
the warrants exceeded the per share value implied by the convertible subordinated debenture offering, no value was ascribed to the warrants. At December 31, 1999, 15,124 warrants were outstanding, all of which were fully vested and exercisable.

    As a condition to the Series I Unit Offering, Allscripts amended the maturity date of the Series H Preferred shares and exchanged the subordinated convertible debentures for shares of Series J Preferred. In exchange for these concessions, Allscripts issued detachable warrants to the holders of Series H Preferred shares and holders of Series J Preferred shares in the aggregate amounts of 916,651 and 1,326,652 shares of common stock, respectively. Based upon an independent appraisal, $165,000 was allocated to the warrants issued to the Series H Preferred shareholders, and the net loss attributable to the common shareholders in 1998 was increased by this amount. Based upon an independent appraisal, $239,000 was assigned to the value of the warrants issued to the Series J Preferred shareholders. The warrants carry a strike price of $0.06 and expire in April 2003. At December 31, 1999, 4,690 Series H warrants and 32,319 Series J warrants were outstanding, all of which were fully vested and exercisable.

    During 1999, Allscripts issued a fully vested warrant to purchase 3,333 shares of common stock at $3.00 per share to a nonemployee. Allscripts assigned a value of $9.00 to the warrant and accordingly recorded expense in the amount of $30,000 in 1999. In addition, during 1999, Allscripts issued a performance-based warrant to another nonemployee to purchase 8,333 shares of common stock at $3.00 per share. This warrant was not vested at December 31, 1999.

    All of the above warrants may be exercised with payment of cash or the surrender of additional warrants, such warrants to be valued by the excess of fair market value of a common share on the day of exercise over the warrant purchase price. For the year ended December 31, 1999, 4,165,057 shares of common stock were issued through the cashless exercise of warrants. Warrants to purchase 140,834 shares of common stock were surrendered to exercise these warrants, such warrants being valued at the excess of fair market value of a common share on the day of exercise over the warrant exercise price. The net value surrended was approximately $1,399,000. The value of the net shares issued has been recorded to the par value of common stock and additional paid-in capital in the December 1999 balance sheet.

    At December 31, 1999, Allscripts has reserved 63,799 shares of common stock for issuance upon the exercise of warrants.

Stock Option Plans

    At December 31, 1999, options to purchase 4,393,489 shares of common stock were authorized under Allscripts' Amended and Restated 1993 Stock Incentive Plan. The exercise price for shares under this plan is determined by Allscripts' Board of Directors at the date of grant. All options must be exercised within ten years of the date of grant. The plan provides for exercise of options by payment of cash or surrender of common stock. Options vest on various schedules, primarily over three and four year periods from the date of grant, and in certain circumstances upon a change in control.

    In May 1998, in conjunction with the closing of the Series I Unit Offering, the Board of Directors approved the cancellation and reissuance of options to purchase 1,481,916 shares of Allscripts' common stock. The options covered by the grant all have an exercise price of $0.06 per share.

    At December 31, 1999, Allscripts has reserved 2,587,478 and 663,838 shares of common stock for issuance upon exercise of outstanding and authorized but ungranted options, respectively.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

    Had Allscripts elected to apply the provisions of FAS 123 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted in 1997, 1998 and 1999, reported net loss and net loss attributable to common shareholders per share would have been increased as follows:

                                                    1997     1998      1999
                                                  --------  -------  --------
                                                       (In thousands,
                                                   except per share data)
      Net loss, as reported...................... $(10,799) $(7,514) $(11,244)
      Pro forma net loss.........................  (10,895)  (7,649)  (11,375)
      Net loss per share attributable to common
       shareholders--basic and diluted, as
       reported.................................. $  (3.96) $ (1.63) $  (0.91)
      Pro forma net loss per share attributable
       to common shareholders--basic and
       diluted...................................    (4.00)   (1.66)    (0.92)

    Under FAS 123, compensation expense representing fair value of the option grant is recognized over the vesting period. The initial impact on pro forma net loss may not be representative of compensation expense in future years, when the effect of volatility would be reflected in pro forma earnings relating to options granted subsequent to Allscripts' initial public offering.

    For purposes of the FAS 123 pro forma net loss and net loss per share calculation, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in determining fair value as disclosed for FAS 123 are shown in the following table:

                                                               1997  1998  1999
                                                               ----  ----  ----
      Risk-free interest rate................................. 5.99% 5.15% 5.82%
      Option life (years).....................................    4     4     4
      Dividend rate...........................................   --%   --%   --%

    No expected volatility factor has been used in determining the fair value of options granted prior to Allscripts' initial public offering, while a volatility factor of 87% has been used in valuing options granted subsequent to the initial public offering and prior to December 31, 1999.

    Option activity for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                         Options    Weighted Average   Options
                                       Outstanding   Exercise Price  Exercisable
                                       -----------  ---------------- -----------
Balance at December 31, 1996..........  1,378,012        $ 1.50         802,049
  Options granted.....................  1,655,218          2.34
  Options exercised...................    (37,807)         1.50
  Options forfeited...................   (265,066)         1.56
                                       ----------
Balance at December 31, 1997..........  2,730,357          2.04       1,100,948
  Options granted.....................  1,985,165          0.06
  Options exercised...................   (336,532)         0.18
  Options forfeited...................   (198,291)         1.62
  Options canceled.................... (1,483,576)         1.34
                                       ----------
Balance at December 31, 1998..........  2,697,123          0.68       1,434,122
  Options granted.....................  1,025,440          9.56
  Options exercised...................   (961,541)         0.84
  Options forfeited...................   (173,544)         1.19
                                       ----------
Balance at December 31, 1999..........  2,587,478          4.10         984,426
                                       ==========

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

    For the years ended December 31, 1997, 1998 and 1999 the weighted average fair value of options granted was $0.49, $0.19 and $7.97, respectively.

    Information regarding options outstanding at December 31, 1999 is as follows:

                                                     Weighted
                                                      Average
                                                     Remaining
                             Number of              Contractual              Number of
           Exercise           Options                  Life                   Options
            Prices          Outstanding             (in years)              Exercisable
           --------         -----------             -----------             -----------
            $0.06            1,071,394                 8.48                   454,412
             1.50              438,212                 5.24                   438,019
             2.16                4,800                 6.67                     3,900
             2.34               53,400                 7.05                    40,179
             3.00              308,723                 9.25                    47,916
            11.25              386,450                 9.80                        --
            12.69              184,000                 9.61                        --
            14.69               40,000                 9.75                        --
            15.38               63,000                 9.69                        --
            16.00               37,499                 9.56                        --
                             ---------                                        -------
                             2,587,478                                        984,426
                             =========                                        =======

    In August 1999, Allscripts granted options to purchase an aggregate of 30,000 shares of common stock to nonemployees in exchange for future services. These options have an exercise price of $12.69 per share and vest over a period of two years from the date of grant. Selling, general and administrative expenses for the year ended December 31, 1999 include $293,000 in expense relating to these options.

13. Contingencies

    The pharmaceutical repackaging industry is subject to stringent federal and state regulations. Allscripts' repackaging operations are regulated by the Food and Drug Administration as if Allscripts were a manufacturer. Allscripts is also subject to regulation by the Drug Enforcement Administration in connection with the packaging and distribution of controlled substances.

    Allscripts is a defendant in numerous multi-defendant lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine and phentermine. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs. These suits have been filed in various jurisdictions throughout the United States, and in each of these suits Allscripts is one of many defendants, including manufacturers and other distributors of these drugs. Allscripts does not believe it has any significant liability incident to the distribution or repackaging of these drugs and it has tendered defense of these lawsuits to its insurance carrier for handling. The lawsuits are in various stages of litigation and it is too early to determine what, if any, liability Allscripts will have with respect to the claims made in these lawsuits. If Allscripts' insurance coverage is inadequate to satisfy any resulting liability, Allscripts will have to defend these lawsuits and be responsible for the damages, if any, that Allscripts suffers as a result of these lawsuits. Allscripts does not believe that the outcome of these lawsuits will have a material adverse effect on its financial condition, results of operations or cash flows.

    In addition to the matter noted above, Allscripts is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on Allscripts' consolidated financial condition, results of operations or cash flows.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

14. Savings Plan

    Effective January 1, 1993, employees of Allscripts who meet certain eligibility requirements can participate in Allscripts' 401(k) Savings and Investment Plan. Under the plan, Allscripts may, at its discretion, match the employee contributions. Allscripts recorded expenses from continuing operations related to its matching contributions in 1997, 1998 and 1999 of $45,000, $37,000 and $60,000, respectively.

15. Enterprise Systems, Inc. Agreement

    During 1996 and 1997, Allscripts established a relationship with Enterprise Systems, Inc. to further develop Allscripts' automated dispensing product and introduce touch technology to its product. Enterprise developed a product called TouchScript. On March 13, 1997, Enterprise Systems, Inc. entered into a Merger Agreement with HBO & Company and subsequently on June 26, 1997 completed said merger. On July 17, 1997, Allscripts entered into an agreement with HBO & Company whereby HBO & Company assigned and transferred to Allscripts all of its rights, title and interest in the TouchScript system and all corresponding documentation therefor, including all copyrights, copyright registrations, trademark applications and trademark registrations. In exchange, Allscripts issued 519,530 shares of common stock.

    The shares were recorded at fair market value determined by Allscripts of $0.06 per share, thus assigning a value of $31,000 to the TouchScript software. The software is being amortized on a straight-line basis over a three-year period.

16. Discontinued Operations

    On March 18, 1999, Allscripts signed a definitive agreement to sell certain assets of its pharmacy benefit management operation to Pharmacare Management Services, Inc., Pharmacare Direct, Inc., and Procare Pharmacy, Inc. The sale closed on March 31, 1999. The aggregate purchase price is $15,400,000, payable in the form of an up-front payment at closing of $7,000,000 and a contingent payment of up to $8,400,000 payable within 10 business days after the first anniversary of the closing date. Additionally, the buyers purchased the inventory at Allscripts' net cost, approximately $500,000, while Allscripts retained the remaining working capital. The contingent payment is based upon the number of prescription fillings (including original fillings and subsequent refills) for the one-year period following the closing. Allscripts will receive $23.12 for each traditional mail order prescription filling up to a maximum of $5,000,000, $11.67 for each specialty mail order prescription filling up to a maximum of $700,000 and $4.48 for each retail pharmacy prescription filling up to a maximum of $2,700,000, in each case for fillings only from customers that have been retained as of the anniversary date. Under certain circumstances, a portion of the contingent payment can be paid prior to the anniversary date. Allscripts has not received any contingent payments through December 31, 1999 and expects to receive less than the maximum contingent payment during 2000.

    The operating results of the pharmacy benefit management segment have been segregated from continuing operations and reported as a separate line item on the Consolidated Statements of Operations under the caption "Income (loss) from discontinued operations." Additionally, Allscripts has restated its prior financial statements to present the operating results of the pharmacy benefit management operations as a discontinued operation.

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

    Operating results from discontinued operations were as follows:

                                                        1997     1998    1999
                                                       -------  ------- -------
                                                           (In thousands)
      Revenue......................................... $44,719  $52,866 $14,292
      Cost of revenue.................................  41,413   49,313  13,378
                                                       -------  ------- -------
          Gross profit................................   3,306    3,553     914
      Selling, general and administrative expenses....   5,114    2,583     272
                                                       -------  ------- -------
      Operating income (loss).........................  (1,808)     970     642
                                                       -------  ------- -------
      Income (loss) from discontinued operations...... $(1,808) $   970 $   642
                                                       =======  ======= =======

    Included in revenue is $1,580,000, $2,982,000 and $375,000 in 1997, 1998 and 1999 from Anthem, Inc., a related party (see Note 19). Included in selling, general and administrative expenses in 1997 is approximately $3,300,000 pertaining to the writedown of intangible assets.

    The components of assets and liabilities of discontinued operations included in Allscripts' consolidated balance sheets at December 31 are as follows:

                                                                  1998    1999
                                                                 ------- -------
                                                                 (In thousands)
      Assets:
       Accounts receivable...................................... $ 7,015 $    95
       Inventory................................................     521     --
       Other....................................................   2,936     145
                                                                 ------- -------
      Total assets..............................................  10,472     240
      Liabilities...............................................   6,192     226
                                                                 ------- -------
          Net................................................... $ 4,280 $    14
                                                                 ======= =======

17. Supplemental Cash Flow Information

                                                             1997  1998   1999
                                                             ---- ------- -----
                                                               (In thousands,
                                                              except share and
                                                             per share amounts)
Interest paid............................................... $509 $   294 $ 231
Noncash investing and financing activity:
  In connection with the agreement with HBO & Company,
   issuance of 519,530 common shares valued at $0.06 per
   share, in exchange for software valued at $31,000........   31     --    --
  Accretion of mandatory redemption value of preferred
   shares...................................................  219     323   794
  In connection with the $10,000,000, 8.0% convertible
   subordinated debentures issued April 30, 1996, issuance
   of $875,680 of additional debentures in satisfaction of
   accrued interest thereon for the year ended December 31,
   1997.....................................................  876     --    --
  In connection with the Series I Unit Offering, issuance of
   1,803,838 shares of Series J Redeemable Preferred shares
   and 1,326,661 warrants in exchange for Allscripts'
   outstanding convertible subordinated debentures (in the
   aggregate principal amount of $11,219,000) plus accrued
   interest thereon through April 15, 1998 ($437,000 in
   aggregate)...............................................  --   11,656   --
  In connection with the acquisition of TeleMed Corp.,
   issuance of 117,500 and 87,271 shares of common stock
   valued at $11.00 and $14.65 per share, respectively, in
   exchange for net tangible liabilities of $655,000........  --      --  2,571
  In connection with the acquisition of Shopping@Home,
   issuance of a 6% promissory note in the principal amount
   of $650,000 in exchange for net tangible assets of
   $18,000..................................................  --      --    650
  In connection with Allscripts' initial public offering,
   conversion of 8,718,768 shares of preferred stock into
   2,977,483 shares of common stock.........................  --      --  8,719
  Cumulative dividends in arrears on redeemable preferred
   shares...................................................  704   1,927 1,404

                       ALLSCRIPTS, INC. AND SUBSIDIARIES

18. Recently Issued Accounting Pronouncements

    In the first quarter of 1999, Allscripts adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires entities to capitalize certain internal-use software costs once certain criteria are met. Prior to 1999, Allscripts' practice was to expense the costs of obtaining or developing internal-use software as incurred. Costs that are capitalizable under this pronouncement include external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project and interest costs incurred when developing computer software for internal use. Costs incurred relating to development of internal-use software have not been material.

19. Related Party Transactions

    From June 1997 through March 1999, Allscripts provided pharmacy benefit management services for Anthem, Inc. One of Allscripts' directors is Chairman of the Board of Anthem (see Note 16).

    One of Allscripts' directors is a partner in the law firm of Green, Stewart, Farber & Anderson, which Allscripts has retained to provide legal services. Expense related to services provided by this law firm was $60,000, $44,000 and $33,000 in 1997, 1998 and 1999, respectively.

20. Subsequent Event

    On February 16, 2000, Allscripts entered into a subscription agreement under which Allscripts agreed to sell 214,794 shares of common stock for a cash purchase price of $10,000,000. The shares to be issued may be increased in the event that the original per share price paid is greater than the initial price to the public in the offering contemplated by this prospectus.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  17
Use of Proceeds..........................................................  17
Price Range of Common Stock..............................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  31
Management...............................................................  42
Certain Relationships and Related Party Transactions.....................  50
Principal and Selling Stockholders.......................................  52
Description of Capital Stock.............................................  54
Shares Eligible for Future Sale..........................................  57
Legal Matters............................................................  58
Experts..................................................................  58
Underwriting.............................................................  59
Where to Find More Information...........................................  61
Index to Consolidated Financial Statements............................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                               2,400,000 Shares

                               Allscripts, Inc.

                                 Common Stock


                                ---------------


                                ---------------


                             Goldman, Sachs & Co.

                           Bear, Stearns & Co. Inc.

                              CIBC World Markets

                                 Wit SoundView

                         Adams, Harkness & Hill, Inc.



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------